

03007531

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Hilasal Mexicana S.A. de C.V.

*CURRENT ADDRESS Monte Morelos No. 301
Zapopan, Jalisco
C.P. 45060, Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FILE NO. 82- 4743 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 3/7/03

82-4743

03 FEB 28 AM 7:21



Fourth Quarter Report

2002

Confidential

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL Quarter: 4 Year: 2002

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	TOTAL ASSETS	**652,031**	100	**618,735**	100
2	CURRENT ASSETS	**255,507**	**39**	**224,744**	**36**
3	CASH AND SHORT-TERM INVESTMENTS	2,974	0	15,291	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	116,547	18	111,344	18
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	23,169	4	8,039	1
6	INVENTORIES	112,817	17	90,070	15
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET) 10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
INVESTMENTS 12	PROPERTY, PLANT AND EQUIPMENT	**393,454**	**60**	**390,758**	**63**
13	PROPERTY	149,801	23	159,588	26
14	MACHINERY AND INDUSTRIAL	442,537	68	340,140	55
15	OTHER EQUIPMENT	84,515	13	76,837	12
16	ACCUMULATED	284,188	44	209,481	34
17	CONSTRUCTION IN	789	0	23,674	4
PROGRESS 18	DEFERRED ASSETS (NET)	**3,070**	**0**	**3,233**	**1**
19	OTHER ASSETS	**0**	**0**	**0**	**0**
20	TOTAL LIABILITIES	**362,667**	100	**329,118**	100
21	CURRENT LIABILITIES	**100,983**	**28**	**103,753**	**32**
22	SUPPLIERS	25,727	7	22,923	7
23	BANK LOANS	53,706	15	56,967	17
24	STOCK MARKET	0	0	0	0
LOANS 25	TAXES TO BE PAID	15,787	4	12,111	4
26	OTHER CURRENT	5,763	2	11,752	4
LIABILITIES 27	LONG-TERM LIABILITIES	**197,296**	**54**	**170,899**	**52**
28	BANK LOANS	197,296	54	170,899	52
29	STOCK MARKET	0	0	0	0
LOANS 30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	**64,388**	**18**	**54,466**	**17**
32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**289,364**	100	**289,617**	
100					
36	CONTRIBUTED CAPITAL	**204,425**	**71**	**204,510**	**71**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	17	48,417	17
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	114,130	39	114,198	39
39	PREMIUM ON SALES OF SHARES	41,878	14	41,895	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES 41	CAPITAL INCREASE (DECREASE)	**84,939**	**29**	**85,107**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	205,066	71	204,900	71
43	REPURCHASE FUND OF SHARES	7,220	2	5,337	2
44 STOCK	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(141,340)	(49)	(156,152)	(54)
45	NET INCOME FOR THE YEAR	13,993	5	31,022	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL

Quarter: 4 Year: 2002

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 YEAR: **2002**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**2,974**	100	**15,291**	100
46	CASH	2,147	72	8,328	54
47	SHORT-TERM	827	28	6,963	46
18	DEFERRED ASSETS (NET)	**3,070**	100	**3,233**	100
48	AMORTIZED OR REDEEMED	3,070	100	3,233	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**100,983**	100	**103,753**	100
52	FOREING CURRENCY	68,950	68	68,892	66
53	MEXICAN PESOS	32,033	32	34,861	34
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	**5,763**	100	**11,752**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	11,752	100
58	OTHER CURRENT LIABILITIES WITHOUT	5,763	100	0	0
27	LONG-TERM LIABILITIES	**197,296**	100	**170,899**	100
59	FOREING CURRENCY	197,296	100	170,899	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS	0	0		0
62	MEDIUM TERM	0	0		0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH	0	0		0
64	OTHER LOANS WITHOUT	0	0		0
31	DEFERRED LOANS	**64,388**	100	**54,466**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	64,388	100	54,466	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(141,340)**	100	**(156,152)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(83,744)	(59)	(76,724)	(49)
71	INCOME FROM NON-MONETARY POSITION	(57,596)	(41)	(79,428)	(51)

MEXICAN STOCK
SIFIC /

QUARTER: 4 2002

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING	154,524	120,991
73	PENSIONS FUND AND SENIORITY	946	793
74	EXECUTIVES	10	10
75	EMPLOYERS	273	248
76	WORKERS (*)	693	617
77	CIRCULATION SHARES	130,214,746	128,654,146
78	REPURCHASED SHARES	9,225,254	10,785,854

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**413,524**	100	**458,573**	100
2	COST OF	285,866	69	312,852	68
3	GROSS INCOME	**127,658**	**31**	**145,721**	**32**
4	OPERATING	66,238	16	70,607	15
5	OPERATING INCOME	**61,420**	**15**	**75,114**	**16**
6	TOTAL FINANCING	31,653	8	(783)	0
7	INCOME AFTER FINANCING COST	**29,767**	**7**	**75,897**	**17**
8	OTHER FINANCIAL OPERATIONS	18,246	4	29,452	6
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**11,521**	**3**	**46,445**	**10**
10	RESERVE FOR TAXES AND WORKERS' SHARING	(2,472)	(1)	15,423	3
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**13,993**	**3**	**31,022**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**13,993**	**3**	**31,022**	**7**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**13,993**	**3**	**31,022**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**13,993**	**3**	**31,022**	**7**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2002**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**413,524**	100	**458,573**	100
21	DOMESTIC	270,269	65	265,757	58
22	FOREIGN	143,255	35	192,816	42
23	TRANSLATED INTO DOLLARS	14,415	3	19,044	4
6	TOTAL FINANCING COST	**31,653**	100	**(783)**	100
24	INTEREST	11,151	35	17,992	2,298
25	EXCHANGE	48,897	154	22,711	2,901
26	INTEREST	869	3	976	125
27	EXCHANGE	19,183	61	33,966	4,338
28	GAIN DUE TO MONETARY	(8,343)	(26)	(6,544)	(836)
8	OTHER FINANCIAL OPERATIONS	**18,246**	100	**29,452**	100
29	OTHER NET EXPENSES (INCOME)	18,246	100	29,452	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**(2,472)**	100	**15,423**	100
32	INCOME	0	0	19,221	125
33	DEFERED INCOME	(2,472)	(100)	(8,935)	(58)
34	WORKERS' PROFIT	0	0	5,137	33
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	474,138	483,998
37	NET INCOME OF THE YEAR	(14,436)	59,572
38	NET SALES (**)	413,524	458,573
39	OPERATION INCOME (**)	61,420	75,114
41	NET CONSOLIDATED INCOME	13,993	31,022

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 2002

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	CONSOLIDATED NET INCOME	**13,993**	**31,022**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	29,435	26,421
3	CASH FLOW FROM NET INCOME OF THE YEAR	**43,428**	**57,443**
4	CASH FLOW FROM CHANGE IN WORKING	(42,666)	62,931
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**762**	**120,374**
6	CASH FLOW FROM EXTERNAL	23,242	(52,886)
7	CASH FLOW FROM INTERNAL	(29,539)	(40,276)
8	CASH FLOW GENERATED (USED) BY FINANCING	**(6,297)**	**(93,162)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**(6,782)**	**(17,575)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(12,317)	9,637
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	15,291	5,654
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	2,974	15,291

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2002**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**29,435**	**26,421**
13	DEPRECIATION AND AMORTIZATION FOR THE	37,624	35,160
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	154	(2,192)
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(8,343)	(6,547)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**(42,666)**	**62,931**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(5,254)	32,810
19	+ (-) DECREASE (INCREASE) IN	(22,790)	32,945
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(14,979)	13,189
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	2,815	(23,097)
22	+ (-) INCREASE (DECREASE) IN OTHER	(2,458)	7,084
6	CASH FLOW FROM EXTERNAL FINANCING	**23,242**	**(52,886)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(3,234)	(60,658)
24	+ LONG-TERM BANK AND STOCK MARKET	26,476	7,772
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(29,539)**	**(40,276)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(663)	2,392
31	(-) DIVIDENS	(30,762)	(29,755)
32	+ PREMIUM ON SALE OF	1,886	(12,913)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**(6,782)**	**(17,575)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	5,164	(19,446)
36	(-) INCREASE IN CONSTRUCTIONS IN	(22,873)	1,871
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	10,927	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 2002

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.38	%	6.76	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.84	%	10.71	%
3	NET INCOME TO TOTAL ASSETS (**)	2.15	%	5.01	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	101.85	%	55.30	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	59.62	%	21.09	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.74	times
7	NET SALES TO FIXED ASSETS (**)	1.05	times	1.17	times
8	INVENTORIES ROTATION (**)	2.53	times	3.47	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	88	days	76	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.44	%	7.16	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.62	%	53.19	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.25	times	1.14	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	73.41	%	72.86	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	50.14	%	43.74	%
15	OPERATING INCOME TO INTEREST PAID	5.51	times	4.17	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.14	times	1.39	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.53	times	2.17	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.41	times	1.30	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.70	times	0.68	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.95	%	14.74	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.50	%	12.53	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(10.32)	%	13.72	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.07	times	6.69	times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	(369.10)	%	56.77	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	469.10	%	43.23	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	(76.14)	%	110.65	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 **2002**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.11		$ 0.23	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.22		$ 2.25	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.61	times	0.36	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	12.66	times	3.42	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

NON CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **4** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	51,611	2,722	48,889	63,380	18,314	93,955
MACHINERY	272,098	10,425	261,673	170,439	228,780	203,332
TRANSPORT EQUIPMENT	4,146	(1,804)	5,950	732	3,083	3,599
OFFICE EQUIPMENT	4,326	423	3,903	1,547	1,380	4,070
COMPUTER EQUIPMENT	6,944	356	6,588	1,810	5,663	2,735
OTHER	38,667	448	38,219	26,344	14,399	50,164
DEPRECIABLES TOTAL	**377,792**	**12,570**	**365,222**	**264,252**	**271,619**	**357,855**
NOT DEPRECIATION ASSETS						
GROUNDS	3,693	0	3,693	31,117	0	34,810
CONSTRUCTIONS IN PROCESS	688	0	688	101	0	789
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**4,381**	**0**	**4,381**	**31,218**	**0**	**35,599**
TOTAL	**382,173**	**12,570**	**369,603**	**295,470**	**271,619**	**393,454**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SANTANDER	02/02/2004	2.41	0	0	0	0	31,084	0	0	0	0	0	0	0	0	0
BITAL	14/02/2003	2.41	0	0	0	16,577	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
GE CAPITAL	29/09/2008	3.30	0	0	0	17,269	17,269	17,269	17,269	30,221	0	0	0	0	0	0
BANCOMER	12/06/2006	3.32	0	0	0	12,952	12,952	12,952	6,476	0	0	0	0	0	0	0
BANCOMER	23/06/2003	3.05	0	0	0	6,908	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	2.99	0	0	0	0	0	0	0	20,722	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.02	0	0	0	0	0	0	0	20,722	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.02	0	0	0	0	0	0	0	10,360	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**53,706**	**61,305**	**30,221**	**23,745**	**82,025**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS			11,748	0	13,979	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**11,748**	**0**	**13,979**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
VARIOS			4,498	0	1,265	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**4,498**	**0**	**1,265**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			16,246	**0**	**15,244**	**53,706**	**61,305**	**30,221**	**23,745**	**82,025**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2002**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

NON CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	14,415	143,255	0	0	143,255
OTHER	0	0	0	0	0
TOTAL	**14,415**	**143,255**			**143,255**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	6,145	63,670	0	0	63,670
INVESTMENTS	1,767	18,308	0	0	18,308
OTHER	668	6,921	0	0	6,921
TOTAL	**8,580**	**88,899**			**88,899**
NET BALANCE	**5,835**	**54,356**			**54,356**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,090**	**32,020**	**87**	**901**	**32,921**
LIABILITIES POSITION	**25,672**	**266,007**	**25**	**262**	**266,269**
SHORT TERM LIABILITIES POSITION	6,631	68,711	25	262	68,973
LONG TERM LIABILITIES POSITION	19,041	197,296	0	0	197,296
NET BALANCE	**(22,582)**	**(233,987)**	**62**	**639**	**(233,348)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **NON CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	130,409	259,720	(129,311)	0.92	1,250
FEBRUARY	142,320	264,356	(122,036)	0.06	(82)
MARCH	154,933	270,762	(115,829)	0.51	617
APRIL	157,114	298,526	(141,412)	0.55	801
MAY	147,849	292,389	(144,540)	0.20	303
JUNE	149,033	302,378	(153,345)	0.49	770
JULY	154,850	307,532	(152,682)	0.29	450
AUGUST	148,861	290,251	(141,390)	0.38	550
SEPTEMBER	154,476	298,029	(143,553)	0.60	878
OCTOBER	146,743	291,933	(145,190)	0.44	647
NOVEMBER	151,532	294,662	(143,130)	0.81	1,163
DECEMBER	143,661	369,343	(225,682)	0.44	996
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**8,343**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE:
HILASAL MEXICANA S.A. DE C.V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2002**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	750	66
OFICINAS MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

PUBLICIDAD NUM.6307-02 1/08/98 A 31/7/99	BABYS	UNLIMITED	KIDS	FILMIC		SUB TOTAL	**OTROS** (TARZAN) (TOY)	TOTAL DEL MES	IVA 15%	NETO A PAGAR
ANTICIPOS										
Ago-98	1,231	4,558	4,315	-	-	10,104	-	10,104	1,516	11,620
Sep-98	522	2,404	1,311	938	-	5,176	-	5,176	776	5,952
Oct-98	1,155	2,426	1,408	1,225		6,213	-	6,213	932	7,145
Nov-98	1,327	3,012	1,695	1,655		7,689	-	7,689	1,153	8,843
Dic-98	511	483	232	623		1,850	-	1,850	277	2,127
Ene-99	1,663	2,206	826	882	-	5,577	-	5,577	837	6,413
Feb-99	1,137	3,409	1,687	3,213		9,446	-	9,446	1,417	10,863
Mar-99	1,292	3,297	2,398	1,190	-	8,177	-	8,177	1,227	9,404
Abr-99	954	2,936	1,684	971	-	6,545	-	6,545	982	7,527
May-99	784	1,786	2,001	612	-	5,184	-	5,184	778	5,961
Jun-99	1,029	4,340	3,263	5,429	-	14,061	-	14,061	2,109	16,171
Jul-99	1,361	2,646	2,309	1,419	-	7,735	-	7,735	1,160	8,896
					-	-				
	12,967	33,504	23,131	18,157	-	**87,758**	-	87,758	13,164	**100,922**

REGALIAS NUM.6307-02 1/08/98 A 31/7/99	BABYS	UNLIMITED	KIDS	FILMIC		SUB TOTAL	**OTROS** (TARZAN) (TOY)	TOTAL DEL MES	IVA 15%	NETO A PAGAR
ANTICIPOS										0
Ago-98	4,103	14,385	15,194	-	-	33,681	-	33,681	5,052	38,734
Sep-98	1,740	8,015	4,393	3,127	-	17,275	-	17,275	2,591	19,866
Oct-98	3,849	8,085	4,694	4,083	-	20,711	-	20,711	3,107	23,818
Nov-98	4,423	10,039	5,651	5,518	-	25,631	-	25,631	3,845	29,475
Dic-98	1,720	1,610	774	2,077		6,181	-	6,181	927	7,108
Ene-99	5,543	7,352	2,753	2,941		18,589	-	18,589	2,788	21,378
Feb-99	3,791	11,365	5,624	10,709		31,488	-	31,488	4,723	36,212
Mar-99	4,307	10,990	7,994	3,967	-	27,257	-	27,257	4,089	31,346
Abr-99	3,180	9,787	5,614	3,236	-	21,817	-	21,817	3,273	25,090
May-99	2,614	5,954	6,671	2,040	-	17,279	-	17,279	2,592	19,871
Jun-99	3,430	14,468	10,878	5,429	-	34,205	-	34,205	5,131	39,336
Jul-99	4,535	8,821	7,697	4,730	-	25,784	-	25,784	3,868	29,652
					-	-			-	-
	43,237	110,870	77,936	47,856	-	**279,900**	-	279,900	41,985	**321,885**

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA,CHEMICAL			SI	8.00
		ALGODON	ECOM,HOHENBERG,ALLEN BERG.	SI	42.00

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	5,830	51,669 0 0 0 0	3,388 0 0 0 0	270,269	50.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,HOTELES, ELEGANCE,VOILA, ROYAL CROWN.	SAMS,COMERCIAL ME CANA ,GIGANTE, LIVERPOOL SORIANA,CHEDRAUI CASA LEY.
TOTAL		51,669		270,269			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0 0	2,271 0 0 0	143,255	ESTADOS UNIDOS	HILASAL,Y LAS DE NUESTROS CLIENTES	BARTH AND DREYFUS REVMAN, MC ARTHUR CECIL SAYDAH, BROMLOW
TOTAL				143,255			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 18,527

Number of shares Outstanding at the Date of the NFEA: 128,654,146
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	-14,436
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	446
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 10,612

Number of shares Outstanding at the Date of the NFEA: 130,214,746
(Units)

STOCK EXCHANGE CO **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

STOCK EXCHANGE CO HILASAL QUARTER: 4 YEAR: 2002

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** 20,435

Number of Shares Outstanding at the Date of the NFEAR: (Units) 128,654,146

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
1	4	128,254,246.00	27/03/2002	29,502,686.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 **2002**

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
130,214,746

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	9,225,254	1.03290	1.36000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 2002

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

DIRECTOR EJECUTIVO DE FINANZAS	CONTRALOR
LIC.JORGE GARCIA FERNANDEZ	ALEJANDRO RODRIGUEZ RODRIGUEZ

EL SALTO, JAL, AT FEBRUARY 13 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 13/02/200 11:37

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

CLAVE DE COTIZACION: HILASAL FECHA: 13/02/200 11:37

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 13/02/200 11:37

NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

03 FEB 20 7:21



First Quarter Report 2001

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL Quarter: 1 Year:
2001
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

	REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
			Amount	%	Amount	%
	1	TOTAL ASSETS	**639,852**	100	**628,837**	100
	2	CURRENT ASSETS	**255,329**	**40**	**219,598**	**35**
	3	CASH AND SHORT-TERM INVESTMENTS	1,806	0	2,966	0
	4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	139,331	22	142,052	23
	5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	8,103	1	6,254	1
	6	INVENTORIES	106,089	17	68,326	11
	7	OTHER CURRENT ASSETS	0	0	0	0
	8	LONG-TERM	**0**	**0**	**0**	**0**
	9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET)	10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
	11	OTHER	0	0	0	0
INVESTMENTS	12	PROPERTY, PLANT AND EQUIPMENT	**373,359**	**58**	**403,356**	**64**
	13	PROPERTY	142,221	22	135,862	22
	14	MACHINERY AND INDUSTRIAL	310,185	48	319,932	51
	15	OTHER EQUIPMENT	70,074	11	59,649	9
	16	ACCUMULATED	170,234	27	144,788	23
	17	CONSTRUCTION IN	21,113	3	32,701	5
PROGRESS	18	DEFERRED ASSETS (NET)	**11,164**	**2**	**5,883**	**1**
	19	OTHER ASSETS	**0**	**0**	**0**	**0**
	20	TOTAL LIABILITIES	**350,600**	100	**338,497**	100
	21	CURRENT LIABILITIES	**154,092**	**44**	**112,468**	**33**
	22	SUPPLIERS	22,406	6	21,379	6
	23	BANK LOANS	101,662	29	54,742	16
	24	STOCK MARKET	0	0	0	0
LOANS	25	TAXES TO BE PAID	10,732	3	11,038	3
	26	OTHER CURRENT	19,292	6	25,309	7
LIABILITIES	27	LONG-TERM LIABILITIES	**142,637**	**41**	**170,296**	**50**
	28	BANK LOANS	142,637	41	170,296	50
	29	STOCK MARKET	0	0	0	0
LOANS	30	OTHER LOANS	0	0	0	0
	31	DEFERRED LOANS	**53,871**	**15**	**55,733**	**16**
	32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
	33	CONSOLIDATED STOCK HOLDERS' EQUITY	**289,252**	100	**290,340**	
100						
	36	CONTRIBUTED CAPITAL	**175,114**	**61**	**181,400**	**62**
	37	PAID-IN CAPITAL STOCK (NOMINAL)	46,139	16	47,200	16
	38	RESTATEMENT OF PAID-IN CAPITAL STOCK	95,717	33	97,548	34
	39	PREMIUM ON SALES OF SHARES	33,258	11	36,652	13
	40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES	41	CAPITAL INCREASE (DECREASE)	**114,138**	**39**	**108,940**	**38**
	42	RETAINED EARNINGS AND CAPITAL RESERVE	221,148	76	200,281	69
	43	REPURCHASE FUND OF SHARES	19,521	7	2,901	1
STOCK	44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(140,088)	(48)	(113,371)	(39)
	45	NET INCOME FOR THE YEAR	13,557	5	19,129	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL

Quarter: 1 Year: 2001

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: **2001**
YEAR **HILASAL MEXICANA S.A. DE C.V.**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**1,806**	100	**2,966**	100
46	CASH	1,751	97	2,357	79
47	SHORT-TERM	55	3	609	21
18	DEFERRED ASSETS (NET)	**11,164**	100	**5,883**	100
48	AMORTIZED OR REDEEMED	11,164	100	5,883	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**154,092**	100	**112,468**	100
52	FOREING CURRENCY	121,375	79	59,468	53
53	MEXICAN PESOS	32,717	21	53,000	47
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	**19,292**	100	**25,309**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	19,292	100	25,309	100
27	LONG-TERM LIABILITIES	**142,637**	100	**170,296**	100
59	FOREING CURRENCY	142,637	100	170,296	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM	0	0	0	0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH	0	0	0	0
64	OTHER LOANS WITHOUT	0	0	0	0
31	DEFERRED LOANS	**53,871**	100	**55,733**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	53,871	100	55,733	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(140,088)**	100	**(113,371)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(66,376)	(47)	(54,214)	(48)
71	INCOME FROM NON-MONETARY POSITION	(73,712)	(53)	(59,157)	(52)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	101,237	107,130
73	PENSIONS FUND AND SENIORITY	1,946	329
74	EXECUTIVES	10	10
75	EMPLOYERS	318	291
76	WORKERS (*)	827	872
77	CIRCULATION SHARES	132,852,000	133,496,000
78	REPURCHASED SHARES	6,588,100	5,944,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**

QUARTER: 1 **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	NET SALES	**129,623**	100	**133,033**	100
2	COST OF	87,101	67	82,750	62
3	GROSS INCOME	**42,522**	**33**	**50,283**	**38**
4	OPERATING	17,627	14	16,661	13
5	OPERATING INCOME	**24,895**	**19**	**33,622**	**25**
6	TOTAL FINANCING	1,441	1	(2,275)	(2)
7	INCOME AFTER FINANCING COST	**23,454**	**18**	**35,897**	**27**
8	OTHER FINANCIAL OPERATIONS	3,509	3	6,758	5
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**19,945**	**15**	**29,139**	**22**
10	RESERVE FOR TAXES AND WORKERS' SHARING	6,388	5	10,010	8
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**13,557**	**10**	**19,129**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**13,557**	**10**	**19,129**	**14**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**13,557**	**10**	**19,129**	**14**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**13,557**	**10**	**19,129**	**14**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**129,623**	100	**133,033**	100
21	DOMESTIC	68,172	53	72,194	54
22	FOREIGN	61,451	47	60,839	46
23	TRANSLATED INTO DOLLARS	6,345	5	6,031	5
6	TOTAL FINANCING COST	**1,441**	100	**(2,275)**	100
24	INTEREST	5,548	385	5,406	238
25	EXCHANGE	4,221	293	7,212	317
26	INTEREST	80	6	577	25
27	EXCHANGE	6,582	457	10,576	465
28	GAIN DUE TO MONETARY	(1,666)	(116)	(3,740)	(164)
8	OTHER FINANCIAL OPERATIONS	**3,509**	100	**6,758**	100
29	OTHER NET EXPENSES (INCOME)	3,509	100	6,758	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**6,388**	100	**10,010**	100
32	INCOME	8,138	127	10,897	109
33	DEFERED INCOME	(3,938)	(62)	(4,519)	(45)
34	WORKERS' PROFIT	2,188	34	3,632	36
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	150,264	141,708
37	NET INCOME OF THE YEAR	25,146	36,323
38	NET SALES (**)	482,097	503,810
39	OPERATION INCOME (**)	89,445	106,684
41	NET CONSOLIDATED INCOME	44,655	58,363

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 **2001**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**13,557**	**19,129**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	6,090	213
3	CASH FLOW FROM NET INCOME OF THE YEAR	**19,647**	**19,342**
4	CASH FLOW FROM CHANGE IN WORKING	(3,891)	11,448
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**15,756**	**30,790**
6	CASH FLOW FROM EXTERNAL	(12,849)	44,564
7	CASH FLOW FROM INTERNAL	(10,524)	(71,770)
8	CASH FLOW GENERATED (USED) BY FINANCING	**(23,373)**	**(27,206)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**4,246**	**(3,358)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(3,371)	226
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	5,177	2,740
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	1,806	2,966

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**6,090**	**213**
13	DEPRECIATION AND AMORTIZATION FOR THE	8,544	8,143
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	(788)	329
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(1,666)	(8,259)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**(3,891)**	**11,448**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(7,296)	(11,831)
19	+ (-) DECREASE (INCREASE) IN	6,584	9,299
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	3,132	3,481
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(19,748)	(2,141)
22	+ (-) INCREASE (DECREASE) IN OTHER	13,437	12,640
6	CASH FLOW FROM EXTERNAL FINANCING	**(12,849)**	**44,564**
23	+ SHORT-TERM BANK AND STOCK MARKET	(6,074)	3,678
24	+ LONG-TERM BANK AND STOCK MARKET	(6,775)	(14,844)
25	+ DIVIDEND	0	0
26	+ OTHER	0	55,730
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(10,524)**	**(71,770)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(13,328)	(70,985)
31	(-) DIVIDENS	0	0
32	+ PREMIUM ON SALE OF	2,804	(785)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**4,246**	**(3,358)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	3,095	1,707
36	(-) INCREASE IN CONSTRUCTIONS IN	1,151	(5,065)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 **2001**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	10.46	%	14.38	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	15.44	%	20.10	%
3	NET INCOME TO TOTAL ASSETS (**)	6.98	%	9.28	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.29	%	19.55	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.75	times	0.80	times
7	NET SALES TO FIXED ASSETS (**)	1.29	times	1.25	times
8	INVENTORIES ROTATION (**)	3.04	times	4.83	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	84	days	84	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.70	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.79	%	53.83	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.21	times	1.17	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	75.30	%	67.88	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.20	%	42.22	%
15	OPERATING INCOME TO INTEREST PAID	4.49	times	6.22	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.38	times	1.49	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.66	times	1.95	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	0.97	times	1.35	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.73	times	0.65	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.17	%	2.64	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.16	%	14.54	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(3.00)	%	8.61	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.84	times	5.70	times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	54.97	%	(163.80)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	45.03	%	263.80	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	72.89	%	(50.83)	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 2001

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.34		$ 0.41	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.18		$ 2.17	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.49	times	1.02	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	3.12	times	5.07	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

Reporte al Primer Trimestre del 2001

Comentarios del Trimestre

Ø Las ventas totales fueron superiores en 2.0% en dólares, sin embargo no estuvieron acordes a nuestras expectativas por los efectos de la desaceleración de la economía de Norteamérica.
Ø A raíz de esta desaceleración, se adecuaron los niveles de producción y se redujo un 22% la plantilla laboral como oportunidad para seguir optimizando los niveles de productividad.
Ø Se aplicó una política de cuentas por cobrar mas estricta afectando volúmenes de venta, principalmente en el mercado de exportación.
Ø Para el mercado nacional se desarrollaron nuevas líneas de productos.

Ultimos 12 meses (abril-marzo)

El peso registró una depreciación de 2.1% con respecto al dólar y la inflación fue de 7.1%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

Cifras UDM en miles de dólares Variación
2000 2001 Dls. Pesos
Ventas 47,540 49,018 3.1% -4.3% Utilidad Bruta 16,427 16,196
-1.4% -8.3%
Utilidad Operación 10,083 9,070 -10.0% -16.2%
UAFIDA 13,295 12,536 -5.7% -12.2%
Utilidad Neta 5,495 4,470 -18.7% -23.5%

Estado de Resultados 1erT01 vs 1erT00 (enero-marzo)

Las ventas totales mantuvieron el mismo volumen, con un crecimiento del 2.0% en dólares y una disminución del 2.6% en pesos.

El mercado nacional incrementó su volumen de ventas en un 2.9% con una disminución del 0.7% en dólares incidido por la venta de productos de menor valor agregado. En pesos la disminución fue del 5.6% toda vez que nuestros precios se sustentan en el tipo de cambio del dólar.

Derivado de la desaceleración del mercado estadounidense, las ventas de exportación disminuyeron 2.4% en volumen. Una mejor mezcla de productos permitió que en término de dólares la venta se incrementara 5.2% en dólares y 1.0% en pesos. La diferencia porcentual entre dólares y pesos se relaciona con la actualización por B-10.

El margen bruto disminuyó del 37.8% a 32.8%.

Los gastos de operación pasaron de 12.5% a 13.6% sobre ingresos incididos principalmente por el incremento en sueldos en marzo del 2000 y primas de seguros.

El margen de operación fue de 25.3% en el 1T00 y de 19.2% en el 1T01.

La UAFIDA en el 1T00 registró 31.4% y en el 1T01 representó el 25.8% sobre ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento fue de $(2.2) millones de pesos durante el 1T00 en comparación a $1.4 millones de pesos en el 1T01.

Los intereses pagados comparados con el 1T00 aumentaron 2.6% en pesos y 7.7% en dólares por crecimiento de 0.35 puntos en la tasa y por mayor endeudamiento en US$3.1 millones utilizados en capital de trabajo. Los intereses con respecto a ventas representaron el 4.3%.
La cobertura UAFIDA a intereses fue 6.4 veces. La tasa promedio de préstamos fue 8.2% en dólares.
La paridad cambiaria al 1T00 resultó en $(3.3) millones contra $(2.3) millones de pesos al1T01.
El Repomo al 1T00 fue de $(3.7) comparado con $(1.7) millones de pesos al 1T01.

Otras Operaciones Financieras
Los $3.5 millones correspondieron principalmente a gastos no asimilados por la operación a menores niveles de actividad, al ajuste por valuación de productos obsoletos e indemnización extraordinaria de personal.

Impuestos, PTU y Partidas Extraordinarias
Se registraron $10.3 millones de pesos por concepto de ISR y PTU y $(3.9) millones de impuestos diferidos.

Utilidad Neta
La utilidad neta en el trimestre fue de $13.5 millones de pesos representando el 10.5% de las ventas, registrando una disminución del 29.1% contra el 1T00.

Resultados Ultimos Doce Meses 2001 vs 2000 (abril-marzo)

Las ventas totales crecieron 1.9% en volumen, 3.1% en dólares y disminuyeron 4.3% en pesos.
Las ventas nacionales disminuyeron 0.8% en volumen, 0.4% en dólares y 7.7% en pesos. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las ventas de exportación aumentaron 3.9% en volumen, 6.5% en término de dólares y disminuyeron 1.0% en pesos. La diferencia porcentual entre el volumen y valor en pesos se relaciona con los efectos de la apreciación del peso.

El margen bruto disminuyó del 34.5% a 33.1%.

Los gastos de operación aumentaron 1.1 puntos para ubicarse en 14.5% sobre ventas. Este incremento esta reflejado en los gastos de administración que pasaron del 7.4% al 8.5%. Los gastos de venta permanecen en el mismo nivel de 6.0%.

El margen de operación pasó del 21.2% al 18.6%.
La utilidad de operación disminuyó 10.0% en dólares y 16.2% en pesos.
La UAFIDA representó el 25.6% con respecto a ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento a marzo del 2000 representó $ 3.6 millones de pesos en comparación de $13.5 millones a marzo del 2001.
Los intereses pagados pasaron de $18.0 a $23.8 millones de pesos y su relación a ventas pasó de 3.6% en el 2000 a 4.9% en el 2001. En término de dólares pasaron de $1.7 a $ 2.4 millones.
La paridad cambiaria pasó de $(1.5) millones a $4.1 millones de pesos.
El Repomo a marzo de 2000 fue de $(11.7) millones de pesos, comparado con $(13.8) millones de pesos a marzo del 2001.

Otras Operaciones Financieras
Este rubro refleja principalmente el efecto proveniente de la valuación de los inventarios a un costo estándar menor e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias
El ISR y PTU disminuyen de $46.4 millones de pesos a marzo del 2000 a $20.3 millones de pesos. En Partidas Extraordinarias durante 2000 se reconocen $(11.6) millones por recuperación del Impac.

Utilidad Neta
El margen neto pasó de 11.6% a 9.3%. La UPA últimos doce meses es de $0.34

Balance al 31 de marzo del 2001 vs 31 de marzo de 2000.

Los activos totales mostraron un aumento de 1.7% en pesos, mientras que en términos de dólares crecieron 6.6%. El principal rubro de aumento fue en inventarios con un 55.3% en pesos y un 62.7% en dólares, mientras que el activo fijo disminuyó un 7.4% en pesos y 2.9% en dólares.

El pasivo total aumentó 3.6% en pesos y 8.6% en dólares por el incremento de $3.1 millones de dólares en la deuda pasando de US$ 22.6 a US$ 25.7 millones de dólares que fueron utilizados en capital de trabajo. La composición de la deuda con costo es de 41.6% a corto plazo y 58.4% a largo plazo.

El capital contable disminuyó de $290.3 a $289.2 millones de pesos mientras que en dólares pasó de $29.1 a $30.4 millones. La cuenta de insuficiencia en la actualización de capital se incrementó $26.7 millones de pesos por el diferencial entre el desliz cambiario e inflación.

La utilidad neta acumulada a marzo del 2001 ascendió a $13.5 millones de pesos o Usd $1.4 millones.

s Asuntos Generales

El 14 de marzo recibimos por parte de la firma KPMG el certificado de registro del Sistema de Calidad ante la Norma ISO 9001.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

El 13 de marzo se celebró la XXI Asamblea General Ordinaria con la representación del 97.65%, habiéndose aprobado los resultados del ejercicio 2000, se designó a 3 nuevos consejeros externos, se sustituyó el Comisario y se ratificó a los miembros del Comité Ejecutivo.

Con apego al Código de Mejores Practicas Corporativas se contrató la firma KPMG como auditores externos.

Se resolvió postergar 3 meses el aumento de sueldos programado para los meses de marzo y abril.

El Indice de Bursatilidad de la empresa pasó del lugar 59 a diciembre al lugar 55 a marzo.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero

116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Marzo del 2001 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 46,139

Actualización $ 95,717

Prima en colocación acciones $ 33,258

Resultados acumulados $ 175,114

Reserva para recompra de acciones $ 19,521

Exceso o insuficiencia $(140,088)

Resultado del ejercicio $ 13,557

TOTAL CAPITAL CONTABLE $ 289,252

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Marzo del 2001 el monto autorizado es de $ 22,411 de los cuales se han utilizado a esa fecha $ 2,890.

El saldo al 31 de Marzo del 2001 asciende a $ 19,521.

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 5,548
Intereses a favor $ (80)
Intereses netos $ 5,468
Efecto por paridad cambiaria $ (2,361)
Resultado por posición monetaria $ (1,666)

TOTAL COSTO $ 1,441

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Índice Resultado Acumulado neto mes
Inicio Cierre

Dic. 94 1,923 89.3025 96.455
Dic. 95 4,126 156.915
Dic. 96 32,728 200.388
Dic. 97 44,008 231.886
Dic. 98 56,867 275.038
Dic.99 66,053 308.919 Dic. 00 49,670 336.596
Ene.01 4,099 338.462 4,122
Feb.01 2,183 338.238 2,197
MAR.01 7,350 340.381
13,557

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **1** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	46,422	6,150	40,272	60,901	12,152	89,021
MACHINERY	239,529	82,594	156,935	70,561	52,788	174,708
TRANSPORT EQUIPMENT	3,775	2,608	1,167	1,786	(600)	3,553
OFFICE EQUIPMENT	2,485	1,302	1,183	1,653	354	2,482
COMPUTER EQUIPMENT	5,631	3,682	1,949	643	(708)	3,300
OTHER	32,364	5,562	26,802	20,248	4,350	42,700
DEPRECIABLES TOTAL	**330,206**	**101,898**	**228,308**	**155,792**	**68,336**	**315,764**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	31,201	0	34,898
CONSTRUCTIONS IN PROCESS	21,209	0	21,209	0	0	21,209
OTHER	1,488	0	1,488	0	0	1,488
NOT DEPRECIABLE TOTAL	**26,394**	**0**	**26,394**	**31,201**	**0**	**57,595**
TOTAL	**356,600**	**101,898**	**254,702**	**186,993**	**68,336**	**373,359**

STOCK EXCHANGE COD **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBV	27/04/2001	6.49	0	0	0	4,747	0	0	0	0	0	0	0	0	0	0
SANTANDER	29/05/2001	6.60	0	0	0	9,493	0	0	0	0	0	0	0	0	0	0
SANTANDER	21/06/2001	6.39	0	0	0	9,493	0	0	0	0	0	0	0	0	0	0
SANTANDER	20/06/2001	7.73	0	0	0	14,715	0	0	0	0	0	0	0	0	0	0
SERFIN	20/07/2001	6.88	0	0	0	4,747	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/06/2003	7.91	0	0	0	0	0	0	0	0	0	12,662	12,658	6,328	0	0
CITIBANK	25/03/2004	6.36	0	0	0	0	0	0	0	0	0	6,645	6,645	6,645	0	0
CITIBANK	27/04/2002	6.40	0	0	0	0	0	0	0	0	0	0	28,480	0	0	0
COMERICA	11/06/2004	9.30	0	0	0	0	0	0	0	0	0	8,307	8,307	8,307	8,307	0
COMERICA	30/09/2005	8.46	0	0	0	0	0	0	0	0	0	0	14,240	14,240	14,240	14,240
SANTANDER	04/10/2001	8.71	0	0	0	0	0	0	0	0	0	30,853	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**43,195**	**0**	**0**	**0**	**0**	**0**	**58,467**	**70,330**	**35,520**	**22,547**	**14,240**
PROVEEDORES																
VARIOS			9,627	0	12,779	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**9,627**	**0**	**12,779**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
VARIOS			12,358	0	6,934	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**12,358**	**0**	**6,934**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			21,985	**0**	**19,713**	**43,195**	**0**	**0**	**0**	**0**	**0**	**58,467**	**70,330**	**35,520**	**22,547**	**14,240**

NOTES

TODOS LOS CREDITOS SE ENCUENTRAN CONTRATADOS EN DOLARES Y PARA SU EXPRESION EN PESOS SE UTILIZO EL TIPO DE CAMBIO DE $9.4933 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,345	61,451	0	0	61,451
OTHER	0	0	0	0	0
TOTAL	**6,345**	**61,451**			**61,451**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	2,429	23,416	0	0	23,416
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**2,429**	**23,416**			**23,416**
NET BALANCE	**3,916**	**38,035**			**38,035**
FOREING MONETARY POSITION					
TOTAL ASSETS	**6,950**	**65,978**	**235**	**2,231**	**68,209**
LIABILITIES POSITION	**28,113**	**266,885**	**217**	**2,060**	**268,945**
SHORT TERM LIABILITIES POSITION	12,784	121,362	217	2,060	123,422
LONG TERM LIABILITIES POSITION	15,329	145,523	0	0	145,523
NET BALANCE	**(21,163)**	**(200,907)**	**18**	**171**	**(200,736)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION EN DOLARES FUE $9.4933 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	157,836	313,156	(155,320)	0.55	866
FEBRUARY	162,112	315,737	(153,625)	0.07	(102)
MARCH	166,473	308,932	(142,459)	0.63	902
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**1,666**

NOTES

LA INFLACION MENSUAL DE FEBRERO DEBE SER NEGATIVA, DADO QUE ESE MES REGISTRO DEFLACION.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	740	69
OFICINAS GUADALAJARA	OFICINAS ADMINISTRATIVAS	0	0
OFICINAS MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA Y CHEMICAL				9.83
		ALGODON	HOHENBERG, REINHART, ALLENBERG,CHEMITALI	SI	34.74

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	1,527	71,029 0 0 0	827 0 0 0	68,172	52.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,PREMIUMS, OTRAS.	SAMS,COMERCIAL MEXICANA,GIGANTE, LIVERPOOL,SORIANA, CASA LEY,CHEDRAUI.
TOTAL		71,029		68,172			

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0 0	919 0 0 0	61,451	ESTADOS UNIDOS	HILASAL,ARISTOCRAT Y LA DE NUESTROS CLIENTES	FASHION TOWELS, BEACH PRODUCTS, KHAN, BARTH AND DREYFUS
TOTAL				61,451			

NOTES

STOCK EXCHANGE CO HILASAL QUARTER: 1 YEAR: 2001

HILASAL MEXICANA S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **0000** | 0

Number of shares Outstanding at the Date of the NFEA: | 0

(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF | 0

Number of shares Outstanding at the Date of the NFEA: | 0

(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO HILASAL QUARTER: 1 YEAR: 2001

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 36,490

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 135,935,000

[X] ARE FIGURES FISCALLY AUDITED? [] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2001 — 36,900

Number of shares Outstanding at the Date of the NFEAR (Units) — 132,852,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 2001

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	39,139
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**39,139**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
132,852,000

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	6,588,100	1.24115	1.06000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 2001

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF MARCH OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ	JOSE LUIS GONZALEZ SILVA
DIRECTOR EJECUTIVO DE FINANZAS	GERENTE FINANCIERO Y ADMINISTRATIVO

EL SALTO, JAL, AT FEBRUARY 20 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 09:57

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNETwww.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 09:57

NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC. JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

03 FEB 2? ?? 7:21



MEXICANA, S.A DE C.V.

Second Quarter Report
2001

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL　　　　Quarter: 2　　　Year: 2001

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

	REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
			Amount	%	Amount	%
	1	TOTAL ASSETS	**588,794**	100	**650,787**	100
	2	CURRENT ASSETS	**229,887**	**39**	**227,428**	**35**
	3	CASH AND SHORT-TERM INVESTMENTS	4,171	1	2,446	0
	4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	130,442	22	127,999	20
	5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	6,676	1	12,647	2
	6	INVENTORIES	88,598	15	84,336	13
	7	OTHER CURRENT ASSETS	0	0	0	0
	8	LONG-TERM	**0**	**0**	**0**	**0**
	9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET)	10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
	11	OTHER	0	0	0	0
INVESTMENTS	12	PROPERTY, PLANT AND EQUIPMENT	**356,570**	**61**	**418,109**	**64**
	13	PROPERTY	143,700	24	137,474	21
	14	MACHINERY AND INDUSTRIAL	294,671	50	348,653	54
	15	OTHER EQUIPMENT	70,746	12	66,053	10
	16	ACCUMULATED	170,258	29	162,461	25
	17	CONSTRUCTION IN	17,711	3	28,390	4
PROGRESS	18	DEFERRED ASSETS (NET)	**2,337**	**0**	**5,250**	**1**
	19	OTHER ASSETS	**0**	**0**	**0**	**0**
	20	TOTAL LIABILITIES	**305,386**	100	**374,270**	100
	21	CURRENT LIABILITIES	**168,852**	**55**	**162,836**	**44**
	22	SUPPLIERS	20,188	7	17,192	5
	23	BANK LOANS	117,094	38	129,222	35
	24	STOCK MARKET	0	0	0	0
LOANS	25	TAXES TO BE PAID	15,739	5	(835)	0
	26	OTHER CURRENT	15,831	5	17,257	5
LIABILITIES	27	LONG-TERM LIABILITIES	**89,990**	**29**	**152,509**	**41**
	28	BANK LOANS	89,990	29	152,509	41
	29	STOCK MARKET	0	0	0	0
LOANS	30	OTHER LOANS	0	0	0	0
	31	DEFERRED LOANS	**46,544**	**15**	**58,925**	**16**
	32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
100	33	CONSOLIDATED STOCK HOLDERS' EQUITY	**283,408**	100	**276,517**	
	36	CONTRIBUTED CAPITAL	**174,337**	**62**	**179,515**	**65**
	37	PAID-IN CAPITAL STOCK (NOMINAL)	45,388	16	46,191	17
	38	RESTATEMENT OF PAID-IN CAPITAL STOCK	95,555	34	96,265	35
	39	PREMIUM ON SALES OF SHARES	33,394	12	37,059	13
	40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES	41	CAPITAL INCREASE (DECREASE)	**109,071**	**38**	**97,002**	**35**
	42	RETAINED EARNINGS AND CAPITAL RESERVE	227,456	80	161,201	58
	43	REPURCHASE FUND OF SHARES	21,651	8	16,158	6
STOCK	44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(157,378)	(56)	(105,832)	(38)
	45	NET INCOME FOR THE YEAR	17,342	6	25,475	9

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: **2** YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**4,171**	100	**2,446**	100
46	CASH	4,120	99	2,342	96
47	SHORT-TERM	51	1	104	4
18	DEFERRED ASSETS (NET)	**2,337**	100	**5,250**	100
48	AMORTIZED OR REDEEMED	2,337	100	5,250	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**168,852**	100	**162,836**	100
52	FOREING CURRENCY	133,785	79	134,688	83
53	MEXICAN PESOS	35,067	21	28,148	17
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF		0		0
26	OTHER CURRENT LIABILITIES	**15,831**	100	**17,257**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	15,831	100	17,257	100
27	LONG-TERM LIABILITIES	**89,990**	100	**152,509**	100
59	FOREING CURRENCY	89,990	100	152,509	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM		0		0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH		0		0
64	OTHER LOANS WITHOUT		0		0
31	DEFERRED LOANS	**46,544**	100	**58,925**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	46,544	100	58,925	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(157,378)**	100	**(105,832)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(70,012)	(44)	(56,424)	(53)
71	INCOME FROM NON-MONETARY POSITION	(87,366)	(56)	(49,408)	(47)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	61,035	64,592
73	PENSIONS FUND AND SENIORITY	1,124	2,126
74	EXECUTIVES	10	10
75	EMPLOYERS	270	304
76	WORKERS (*)	585	1,043
77	CIRCULATION SHARES	130,718,646	133,030,000
78	REPURCHASED SHARES	8,721,354	6,831,137

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**233,662**	100	**253,103**	100
2	COST OF	155,560	67	159,894	63
3	GROSS INCOME	**78,102**	**33**	**93,209**	**37**
4	OPERATING	34,121	15	32,870	13
5	OPERATING INCOME	**43,981**	**19**	**60,339**	**24**
6	TOTAL FINANCING	(4,152)	(2)	12,474	5
7	INCOME AFTER FINANCING COST	**48,133**	**21**	**47,865**	**19**
8	OTHER FINANCIAL OPERATIONS	20,506	9	10,813	4
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**27,627**	**12**	**37,052**	**15**
10	RESERVE FOR TAXES AND WORKERS' SHARING	10,285	4	11,577	5
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**17,342**	**7**	**25,475**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**17,342**	**7**	**25,475**	**10**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**17,342**	**7**	**25,475**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**17,342**	**7**	**25,475**	**10**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 2001

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**233,662**	100	**253,103**	100
21	DOMESTIC	129,753	56	122,100	48
22	FOREIGN	103,909	44	131,003	52
23	TRANSLATED INTO DOLLARS	10,901	5	12,781	5
6	TOTAL FINANCING COST	**(4,152)**	100	**12,474**	100
24	INTEREST	9,954	240	11,693	94
25	EXCHANGE	7,281	175	23,559	189
26	INTEREST	263	6	868	7
27	EXCHANGE	18,174	438	15,676	126
28	GAIN DUE TO MONETARY	(2,950)	(71)	(6,234)	(50)
8	OTHER FINANCIAL OPERATIONS	**20,506**	100	**10,813**	100
29	OTHER NET EXPENSES (INCOME)	20,506	100	10,813	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**10,285**	100	**11,577**	100
32	INCOME	14,133	137	8,342	72
33	DEFERED INCOME	(7,632)	(74)	455	4
34	WORKERS' PROFIT	3,784	37	2,780	24
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	261,920	320,871
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	470,789	483,070
39	OPERATION INCOME (**)	82,769	100,435
41	NET CONSOLIDATED INCOME	42,583	35,669

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
QUARTER: 2 2001
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**17,342**	**25,475**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	12,002	11,651
3	CASH FLOW FROM NET INCOME OF THE YEAR	**29,344**	**37,126**
4	CASH FLOW FROM CHANGE IN WORKING	34,938	(23,727)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**64,282**	**13,399**
6	CASH FLOW FROM EXTERNAL	(52,566)	43,205
7	CASH FLOW FROM INTERNAL	(25,763)	(27,636)
8	CASH FLOW GENERATED (USED) BY FINANCING	**(78,329)**	**15,569**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**12,991**	**(29,173)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(1,056)	(205)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	5,227	2,651
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	4,171	2,446

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 2001

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**12,002**	**11,651**
13	DEPRECIATION AND AMORTIZATION FOR THE	16,589	17,038
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	(1,637)	847
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(2,950)	(6,234)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**34,938**	**(23,727)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	2,879	3,499
19	+ (-) DECREASE (INCREASE) IN	25,171	(5,948)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	13,603	(2,125)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(22,376)	(6,560)
22	+ (-) INCREASE (DECREASE) IN OTHER	15,661	(12,593)
6	CASH FLOW FROM EXTERNAL FINANCING	**(52,566)**	**43,205**
23	+ SHORT-TERM BANK AND STOCK MARKET	8,310	77,653
24	+ LONG-TERM BANK AND STOCK MARKET	(60,876)	(34,448)
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(25,763)**	**(27,636)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(30,535)	(1,656)
31	(-) DIVIDENS	0	(31,602)
32	+ PREMIUM ON SALE OF	4,772	5,622
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**12,991**	**(29,173)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	15,437	(29,656)
36	(-) INCREASE IN CONSTRUCTIONS IN	(2,446)	483
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 2001
HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.42	%	10.07	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	15.03	%	12.90	%
3	NET INCOME TO TOTAL ASSETS (**)	7.23	%	5.48	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	17.01	%	24.47	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.80	times	0.74	times
7	NET SALES TO FIXED ASSETS (**)	1.32	times	1.16	times
8	INVENTORIES ROTATION (**)	2.65	times	2.65	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	87	days	79	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.10	%	7.10	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.87	%	57.51	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.08	times	1.35	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	73.28	%	76.74	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	25.24	%	36.48	%
15	OPERATING INCOME TO INTEREST PAID	4.42	times	5.16	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.54	times	1.29	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.36	times	1.40	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	0.84	times	0.88	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.75	times	0.61	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.47	%	1.50	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.56	%	14.67	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	14.95	%	(9.37)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.46	times	1.15	times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	67.11	%	277.51	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	32.89	%	(177.51)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	118.83	%	101.66	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 2001
HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.33		$ 0.25	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.17		$ 2.08	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.22	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.53	times	1.02	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	3.50	times	8.00	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

Reporte al Segundo Trimestre del 2001

Comentarios del Trimestre

Las ventas totales fueron menores en 3.0% en dólares, influenciadas por los efectos de la desaceleración de la economía de Norteamérica.
Los niveles de producción siguieron nuestra política de optimización de inventarios.
Se redujo un 25% la plantilla laboral con respecto a marzo como oportunidad para mejorar los niveles de productividad.
Se continuó aplicando una política estricta en cuentas por cobrar afectando volúmenes de venta, principalmente en el mercado de exportación.
Las ventas en el mercado nacional se vieron favorablemente incididas por el desarrollo de nuevas líneas de productos.

Ultimos 12 meses (julio-junio)

El peso registró una apreciación de 7.7% con respecto al dólar y la inflación fue de 6.5%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

Cifras UDM en miles de dólares Variación
2000 2001 Dls. Pesos
Ventas 46,068 48,672 5.7% -2.5% Utilidad Bruta 16,008 15,909
-0.6% -8.3%
Utilidad Operación 9,601 8,569 -10.7% -17.6%
UAFIDA 12,855 12,048 - 6.3% -13.5%
Utilidad Neta 3,394 4,291 26.4% 19.4%

Estado de Resultados 2doT01 vs 2doT00 (abril-junio)

Las ventas totales disminuyeron 12.9% en volumen, 3.0% en dólares y 13.5% en pesos.

El mercado nacional incrementó su volumen de ventas en un 21.8% por incursión en nuevos segmentos de mercado. El crecimiento en dólares representa el 38.6% y en pesos el 23.8%.

Derivado de la desaceleración del mercado estadounidense, las ventas de exportación disminuyeron 31.8% en volumen, 32.5% en dólares y 39.8% en pesos. La diferencia porcentual entre dólares y pesos se relaciona con la actualización por B-10.

El margen bruto disminuyó del 35.7% a 34.2%.

Los gastos de operación pasaron de 13.5% a 15.9% sobre ingresos incididos principalmente por el incremento en sueldos de Junio del 2001, aumento en el costo de primas de seguros y mantener la estructura de ventas y administración con menores niveles de venta.

El margen de operación fue de 22.2% en el 2T00 y de 18.3% en el 2T01.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Previous Printing

La UAFIDA en el 2T00 registró 29.6% y en el 2T01 representó el 26.1% sobre ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento fue de $14.7 millones de pesos durante el 2T00 en comparación a ($5.6) millones de pesos en el 2T01.

Los intereses pagados comparados con el 2T00 disminuyeron 22.0% en dólares y 30.2% en pesos por disminución de 1.4 puntos en la tasa y por menor endeudamiento en US$3.7 millones. Los intereses con respecto a ventas representaron el 4.1%.
La cobertura UAFIDA a intereses fue 6.2 veces. La tasa promedio de préstamos fue 6.9% en dólares.
La paridad cambiaria al 2T00 resultó en $11.2 millones contra $(8.5) millones de pesos al 2T01.
El Repomo al 2T00 fue de $(2.4) comparado con $(1.2) millones de pesos al 2T01.

Otras Operaciones Financieras
En este rubro se registraron $1.0 millones de dólares por los efectos de revaluación de inventarios a un costo estándar menor, $674 mil dólares por gastos de capacidad instalada no utilizada y $174 mil dólares por indemnización extraordinaria de personal.

Impuestos, PTU, D-4 y Partidas Extraordinarias
Se registraron $7.4 millones de pesos por concepto de ISR y PTU y $(3.6) millones de impuestos diferidos (d-4).

Utilidad Neta
La utilidad neta en el trimestre fue de $393 mil dólares o $3.6 millones de pesos representando el 3.6% de las ventas, en comparación a $571 mil dólares o $6.1 millones de pesos al 2T00.

Resultados Ultimos Doce Meses 2001 vs 2000 (julio-junio)
Las ventas totales crecieron 1.9% en volumen, 5.7% en dólares y disminuyeron 2.5% en pesos.
Las ventas nacionales aumentaron 7.4% en volumen, 12.2% en dólares y 3.1% en pesos. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las ventas de exportación disminuyeron 2.0% en volumen, 0.6% en término de dólares y 8.0% en pesos. La diferencia porcentual entre el volumen y valor en pesos se relaciona con los efectos de la apreciación del peso.

El margen bruto disminuyó del 34.7% a 32.7%.

Los gastos de operación aumentaron 1.0 puntos para ubicarse en 15.0% sobre ventas. Este incremento esta reflejado en los gastos de administración que pasaron del 7.9% al 8.9%. Los gastos de venta permanecen en el mismo nivel de 6.1%.
El margen de operación pasó del 20.8% al 17.6%.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Previous Printing

La utilidad de operación disminuyó 10.7% en dólares y 17.6% en pesos.
La UAFIDA representó el 24.7% con respecto a ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento a junio del 2000 representó $ 17.6 millones de pesos en comparación de ($6.6) millones a junio del 2001. Los intereses pagados pasaron de $20.0 a $22.1 millones de pesos y su relación a ventas pasó de 4.1% en el 2000 a 4.7% en el 2001. En término de dólares pasaron de $1.9 a $ 2.2 millones. La paridad cambiaria pasó de $10.4 millones a $(15.6) millones de pesos. El Repomo a junio de 2000 fue de $(11.6) millones de pesos, comparado con $(12.7) millones de pesos a junio del 2001.

Otras Operaciones Financieras
Este rubro refleja principalmente el efecto proveniente de la valuación de los inventarios a un costo estándar menor, gastos por capacidad instalada no utilizada e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias
El ISR y PTU disminuyen de $44.4 millones de pesos a junio del 2000 a $22.8 millones de pesos a junio del 2001. En Partidas Extraordinarias durante 2000 se reconocen $(11.7) millones por recuperación del Impac.

Utilidad Neta
La utilidad neta aumenta 26.4% en dólares y 19.4% en pesos. El margen neto pasó de 7.4% a 9.0%. La UPA últimos doce meses es de $0.33 y es superior en 21.5% a la del 2T2000.

Balance al 30 de junio del 2001 vs 30 de junio de 2000.
Los activos totales en términos de dólares crecieron 4.4% y disminuyeron 9.5% en pesos. Los inventarios se incrementaron 21.3% en dólares y 5.0% en pesos. En el segundo trimestre del 2001 los inventarios disminuyeron $1.4 millones de dólares o 18.5 millones en pesos. La cartera total se incrementó 17.6% en dólares y 1.9% en pesos. El activo fijo disminuyó 1.6% en dólares y 14.7% en pesos.

El pasivo total disminuyó 5.8% en dólares y 18.4% en pesos por la reducción de $4.0 millones de dólares en la deuda pasando de US$ 26.9 a US$ 22.8 millones de dólares. La composición de la deuda con costo es de 56.5% a corto plazo y 43.5% a largo plazo.

El capital contable aumentó de $26.4 a $31.2 millones de dólares y de $276.5 a $283.4 millones de pesos. La cuenta de insuficiencia en la actualización de capital se incrementó $51.5 millones de pesos por el diferencial entre el desliz cambiario e inflación.

La utilidad neta acumulada a junio del 2001 ascendió a $17.3 millones de pesos o Usd $1.9 millones.

Asuntos Generales
Se renovó el contrato de Walt Disney por un periodo adicional de 2 años ampliandose a algunos países de Centroamérica, Sudamérica y el Caribe, en coordinación con nuestro asociado estratégico en El Salvador.

DIRECTOR REPORT (1)

ANNEX 1 **NON CONSOLIDATED**
Previous Printing

Se contrataron las licencias de Rugrats in Paris, Blue´s Clues y Bear in the Big Blue House.

La revista Expansión en su publicación de abril del 2001 colocó a Hilasal en la posición 19 dentro de las empresas mas eficientes en México medida con su margen operativo, y en la posición 12 dentro de las empresas exportadoras al medir el porcentaje de exportación sobre la venta total.

En la revista Mundo Ejecutivo, Hilasal es la empresa 21 entre las 100 empresas de mayor crecimiento en México medida por la Tasa Media de Crecimiento Anual desde 1995 hasta el 2000.

En el trimestre se realizó auditoria de certificación del sistema ISO-9001.

Se integraron las 2 operaciones de costurería en El Salto.

En el mes de Junio se otorgó un incremento del 11.5% promedio a la plantilla laboral.

Se convocó a Asamblea General Ordinaria y Extraordinaria para el día 17 de Julio con el propósito de adecuar los estatutos sociales conforme a la nueva circular 11-33 emitida por la CNBV y para proponer la distribución de un dividendo.

Con apego a la circular 11-34 y 11-33 de la CNBV:
El Consejo aprobó las políticas de operación del Fondo de Recompra
Se entregó de manera oportuna el Informe Anual del ejercicio 2000
Se reportó el Grado de Adhesión sobre Gobierno Corporativo del CMPC

El Indice de Bursatilidad de la empresa pasó del lugar 55 al lugar 68.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **NON CONSOLIDATED**
Previous Printing

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero 116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de Junio del 2001 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 45,388

Actualización $ 95,555

Prima en colocación acciones $ 33,394

Resultados acumulados $ 227,456

Reserva para recompra de acciones $ 21,651

Exceso o insuficiencia $(157,378)

Resultado del ejercicio $ 17,342

TOTAL CAPITAL CONTABLE $ 283,408

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Junio del 2001 el monto autorizado es de $ 22,630 de los cuales se han utilizado a esa fecha $ 978.

El saldo al 30 de Junio del 2001 asciende a $ 21,651.

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 9,954
Intereses a favor $ (263)
Intereses netos $ 9,691
Efecto por paridad cambiaria $ (10,893)
Resultado por posición monetaria $ (2,950)

TOTAL COSTO $ (4,153)

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

```
 Mes Resultado neto  Índice     Resultado     Acumulado      neto mes
     Inicio  Cierre

 Dic. 94   1,923  89.3025   96.455
 Dic. 95   4,126    156.915
 Dic. 96  32,728    200.388
 Dic.97 44,008    231.886    Dic. 98 56,867    275.038
 Dic.99 66,053    308.919    Dic. 00 49,670    336.596
  Ene.01   4,162              338.462     4,099
 Feb.01   6,381    338.238    2,183
 Mar.01 13,802    340.381  7,350
Abr.01        12,765    342.098  -1,032
 May.01 15,825    342.883    3,052
 Jun.01 17,342    343.694    1,560
```

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
3		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **2** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **NON CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	46,422	6,527	39,895	62,017	12,566	89,346
MACHINERY	242,924	87,415	155,509	51,747	46,370	160,886
TRANSPORT EQUIPMENT	3,678	2,824	854	1,940	(686)	3,480
OFFICE EQUIPMENT	2,702	1,340	1,362	1,641	375	2,628
COMPUTER EQUIPMENT	5,656	3,986	1,670	388	(914)	2,972
OTHER	33,032	6,278	26,754	20,437	4,177	43,014
DEPRECIABLES TOTAL	**334,414**	**108,370**	**226,044**	**138,170**	**61,888**	**302,326**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	31,564	0	35,261
CONSTRUCTIONS IN PROCESS	17,711	0	17,711	0	0	17,711
OTHER	1,272	0	1,272	0	0	1,272
NOT DEPRECIABLE TOTAL	**22,680**	**0**	**22,680**	**31,564**	**0**	**54,244**
TOTAL	**357,094**	**108,370**	**248,724**	**169,734**	**61,888**	**356,570**

STOCK EXCHANGE COD **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2001**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SANTANDER	27/07/2001	5.05	0	0	0	19,956	0	0	0	0	0	0	0	0	0	0
SERFIN	17/12/2001	5.17	0	0	0	7,257	0	0	0	0	0	0	0	0	0	0
SERFIN	21/09/2001	5.14	0	0	0	6,803	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/06/2003	5.38	0	0	0	0	0	0	0	0	0	12,094	12,094	0	0	0
BANCOMER	12/06/2006	5.80	0	0	0	0	0	0	0	0	0	0	11,339	11,339	11,339	11,339
CITIBANK	25/03/2004	6.36	0	0	0	0	0	0	0	0	0	6,350	6,350	6,350	0	0
CITIBANK	29/04/2001	5.10	0	0	0	0	0	0	0	0	0	27,217	0	0	0	0
COMERICA	11/06/2001	6.00	0	0	0	0	0	0	0	0	0	7,937	7,937	7,937	3,966	0
SANTANDER	04/10/2001	8.71	0	0	0	0	0	0	0	0	0	29,480	0	0	0	0
TOTAL BANKS			0	0	0	34,016	0	0	0	0	0	83,078	37,720	25,626	15,305	11,339
PROVEEDORES																
VARIOS			8,334	0	11,854	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			8,334	0	11,854	0	0	0	0	0	0	0	0	0	0	0
VARIOS			10,994	0	4,837	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			10,994	0	4,837	0	0	0	0	0	0	0	0	0	0	0
			19,328	0	16,691	34,016	0	0	0	0	0	83,078	37,720	25,626	15,305	11,339

NOTES

TODOS LOS CREDITOS SE ENCUENTRAN CONTRATADOS EN DOLARES Y PARA SU EXPRESION EN PESOS SE UTILIZO EL TIPO DE CAMBIO DE $9.0708 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	10,901	103,919	0	0	103,919
OTHER	0	0	0	0	0
TOTAL	**10,901**	**103,919**			**103,919**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,834	34,777	0	0	34,777
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**3,834**	**34,777**			**34,777**
NET BALANCE	**7,067**	**69,142**			**69,142**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,525**	**50,116**	**258**	**2,340**	**52,456**
LIABILITIES POSITION	**24,547**	**222,661**	**200**	**1,814**	**224,475**
SHORT TERM LIABILITIES POSITION	14,496	131,490	200	1,814	133,304
LONG TERM LIABILITIES POSITION	10,051	91,171	0	0	91,171
NET BALANCE	**(19,022)**	**(172,545)**	**58**	**526**	**(172,019)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION EN DOLARES FUE DE $9.0708 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	157,836	313,156	(155,320)	0.55	874
FEBRUARY	162,112	315,737	(153,625)	0.07	(103)
MARCH	166,473	308,932	(142,459)	0.63	911
APRIL	160,403	296,728	(136,325)	0.50	691
MAY	144,354	273,517	(129,163)	0.23	297
JUNE	144,425	262,659	(118,234)	0.24	280
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**2,950**

NOTES

LA INFLACION MENSUAL DE FEBRERO DEBE SER NEGATIVA, DADO QUE ESE MES REGISTRO DEFLACION.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	740	52
OFICINAS GUADALAJARA	OFICINAS ADMINISTRATIVAS	0	0
OFICINAS MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **NON CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA Y CHEMICAL				10.12
		ALGODON	HOHENBER,REINHART ALLENBERG,CHEMITALI	SI	37.24

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	2,822	116,415 0 0 0	1,523 0 0 0	129,753	52.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,PREMIUMS, OTRAS.	SAMS,COMERCIAL MEXICANA,GIGANTE, LIVERPOOL,SORIANA, CASA LEY,CHEDRAUI.
TOTAL		116,415		129,753			

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0 0	1,635 0 0 0	103,909	ESTADOS UNIDOS	HILASAL,ARISTOCRAT, Y LA DE NUESTROS CLIENTES.	FASHION TOWELS, BEACH PRODUCTS, BARTH AND DREFUSS, KHAN.
TOTAL				103,909			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 4,264

Number of shares Outstanding at the Date of the NFEA: 135,935,000
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF JUNIO OF 2001

FISCAL EARNINGS	43,306
- DETERMINED INCOME	15,157
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	3,713
- DETERMINED RFE	23,441
- NON DEDUCTABLES	995
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF JUNIO OF 2001 4,354

Number of shares Outstanding at the Date of the NFEA: 130,718,646
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO HILASAL QUARTER: 2 YEAR: 2001
RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 27,088

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 135,935,000

[X] ARE FIGURES FISCALLY AUDITED? [] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2001

FISCAL EARNINGS:	45,540
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	3,792
- NON-DEDUCTABLES	995
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	26,054

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2001 — 27,657

Number of shares Outstanding at the Date of the NFEAR (Units) — 130,718,646

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 **2001**

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	38,388
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**38,388**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
130,718,646
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	8,721,354	1.17646	1.16000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 **2001**

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF **JUNE** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ
DIRECTOR EJECUTIVO DE FINANZAS

JOSE LUIS GONZALEZ SILVA
GERENTE FINANCIERO Y ADMINISTRATIVO

EL SALTO, JAL, AT FEBRUARY 20 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 15:38

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 15:38

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 15:38

NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC. JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

03 FEB 23 AM 7:21



Third Quarter Report
2001

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL | Quarter: 3 | Year: 2001

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

	REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
	1	TOTAL ASSETS	**596,907**	100	**641,603**	100
	2	CURRENT ASSETS	**218,308**	**37**	**240,244**	**37**
	3	CASH AND SHORT-TERM INVESTMENTS	3,080	1	691	0
	4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	119,729	20	147,478	23
	5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	10,886	2	7,514	1
	6	INVENTORIES	84,613	14	84,561	13
	7	OTHER CURRENT ASSETS	0	0	0	0
	8	LONG-TERM	**0**	**0**	**0**	**0**
	9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET)	10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
	11	OTHER	0	0	0	0
INVESTMENTS	12	PROPERTY, PLANT AND EQUIPMENT	**375,119**	**63**	**396,634**	**62**
	13	PROPERTY	145,037	24	140,744	22
	14	MACHINERY AND INDUSTRIAL	334,975	56	324,024	51
	15	OTHER EQUIPMENT	72,424	12	70,101	11
	16	ACCUMULATED	194,638	33	161,012	25
	17	CONSTRUCTION IN	17,321	3	22,777	4
PROGRESS	18	DEFERRED ASSETS (NET)	**3,480**	**1**	**4,725**	**1**
	19	OTHER ASSETS	**0**	**0**	**0**	**0**
	20	TOTAL LIABILITIES	**329,850**	100	**356,248**	100
	21	CURRENT LIABILITIES	**94,487**	**29**	**107,401**	**30**
	22	SUPPLIERS	18,198	6	29,005	8
	23	BANK LOANS	53,344	16	57,837	16
	24	STOCK MARKET	0	0	0	0
LOANS	25	TAXES TO BE PAID	7,665	2	797	0
	26	OTHER CURRENT	15,280	5	19,762	6
LIABILITIES	27	LONG-TERM LIABILITIES	**184,715**	**56**	**197,802**	**56**
	28	BANK LOANS	184,715	56	197,802	56
	29	STOCK MARKET	0	0	0	0
LOANS	30	OTHER LOANS	0	0	0	0
	31	DEFERRED LOANS	**50,648**	**15**	**51,045**	**14**
	32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
	33	CONSOLIDATED STOCK HOLDERS' EQUITY	**267,057**	100	**285,355**	
100						
	36	CONTRIBUTED CAPITAL	**174,870**	**65**	**182,393**	**64**
	37	PAID-IN CAPITAL STOCK (NOMINAL)	44,849	17	46,134	16
	38	RESTATEMENT OF PAID-IN CAPITAL STOCK	96,207	36	98,849	35
	39	PREMIUM ON SALES OF SHARES	33,814	13	37,410	13
	40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES	41	CAPITAL INCREASE (DECREASE)	**92,187**	**35**	**102,962**	**36**
	42	RETAINED EARNINGS AND CAPITAL RESERVE	191,901	72	176,809	62
	43	REPURCHASE FUND OF SHARES	22,298	8	16,536	6
STOCK	44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(139,651)	(52)	(133,978)	(47)
	45	NET INCOME FOR THE YEAR	17,639	7	43,595	15

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: 3 YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**3,080**	100	**691**	100
46	CASH	1,562	51	593	86
47	SHORT-TERM	1,518	49	98	14
18	DEFERRED ASSETS (NET)	**3,480**	100	**4,725**	100
48	AMORTIZED OR REDEEMED	3,480	100	4,725	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**94,487**	100	**107,401**	100
52	FOREING CURRENCY	67,093	71	69,257	64
53	MEXICAN PESOS	27,394	29	38,144	36
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	**15,280**	100	**19,762**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	15,280	100	19,762	100
27	LONG-TERM LIABILITIES	**184,715**	100	**197,802**	100
59	FOREING CURRENCY	184,715	100	197,802	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM	0	0	0	0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH	0	0	0	0
64	OTHER LOANS WITHOUT	0	0	0	0
31	DEFERRED LOANS	**50,648**	100	**51,045**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	50,648	100	51,045	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(139,651)**	100	**(133,978)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	5,344	4	(60,173)	(45)
71	INCOME FROM NON-MONETARY POSITION	(144,995)	(104)	(73,805)	(55)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 **2001**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	123,821	132,843
73	PENSIONS FUND AND SENIORITY	531	2,495
74	EXECUTIVES	10	10
75	EMPLOYERS	270	316
76	WORKERS (*)	606	1,100
77	CIRCULATION SHARES	129,164,646	132,869,000
78	REPURCHASED SHARES	10,275,354	6,974,460

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 **2001**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**333,411**	100	**395,349**	100
2	COST OF	226,312	68	254,133	64
3	GROSS INCOME	**107,099**	**32**	**141,216**	**36**
4	OPERATING	50,801	15	52,508	13
5	OPERATING INCOME	**56,298**	**17**	**88,708**	**22**
6	TOTAL FINANCING	6,949	2	7,620	2
7	INCOME AFTER FINANCING COST	**49,349**	**15**	**81,088**	**21**
8	OTHER FINANCIAL OPERATIONS	22,631	7	12,258	3
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**26,718**	**8**	**68,830**	**17**
10	RESERVE FOR TAXES AND WORKERS' SHARING	9,079	3	25,235	6
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**17,639**	**5**	**43,595**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**17,639**	**5**	**43,595**	**11**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**17,639**	**5**	**43,595**	**11**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**17,639**	**5**	**43,595**	**11**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 2001

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**333,411**	100	**395,349**	100
21	DOMESTIC	189,822	57	189,244	48
22	FOREIGN	143,589	43	206,105	52
23	TRANSLATED INTO DOLLARS	15,012	5	20,145	5
6	TOTAL FINANCING COST	**6,949**	100	**7,620**	100
24	INTEREST	13,762	198	17,962	236
25	EXCHANGE	19,751	284	35,253	463
26	INTEREST	515	7	1,077	14
27	EXCHANGE	21,244	306	35,457	465
28	GAIN DUE TO MONETARY	(4,805)	(69)	(9,061)	(119)
8	OTHER FINANCIAL OPERATIONS	**22,631**	100	**12,258**	100
29	OTHER NET EXPENSES (INCOME)	22,631	100	12,258	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**9,079**	100	**25,235**	100
32	INCOME	13,847	153	15,997	63
33	DEFERED INCOME	(8,979)	(99)	4,671	19
34	WORKERS' PROFIT	4,211	46	4,567	18
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	372,111	484,544
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	434,493	509,862
39	OPERATION INCOME (**)	67,970	107,115
41	NET CONSOLIDATED INCOME	25,401	47,525

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2001

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**17,639**	**43,595**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	17,473	18,097
3	CASH FLOW FROM NET INCOME OF THE YEAR	**35,112**	**61,692**
4	CASH FLOW FROM CHANGE IN WORKING	36,949	(19,797)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**72,061**	**41,895**
6	CASH FLOW FROM EXTERNAL	(24,876)	14,092
7	CASH FLOW FROM INTERNAL	(35,886)	(28,411)
8	CASH FLOW GENERATED (USED) BY FINANCING	**(60,762)**	**(14,319)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**(13,512)**	**(29,521)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(2,213)	(1,945)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	5,293	2,636
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	3,080	691

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 2001

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**17,473**	**18,097**
13	DEPRECIATION AND AMORTIZATION FOR THE	24,543	26,141
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	(2,265)	1,018
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(4,805)	(9,062)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**36,949**	**(19,797)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	15,279	(14,311)
19	+ (-) DECREASE (INCREASE) IN	30,596	(5,180)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	8,536	3,730
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(24,905)	4,953
22	+ (-) INCREASE (DECREASE) IN OTHER	7,443	(8,989)
6	CASH FLOW FROM EXTERNAL FINANCING	**(24,876)**	**14,092**
23	+ SHORT-TERM BANK AND STOCK MARKET	(56,816)	5,616
24	+ LONG-TERM BANK AND STOCK MARKET	31,940	8,476
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(35,886)**	**(28,411)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(13,643)	(6,366)
31	(-) DIVIDENS	(27,449)	(31,473)
32	+ PREMIUM ON SALE OF	5,206	9,428
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**(13,512)**	**(29,521)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(10,421)	(24,039)
36	(-) INCREASE IN CONSTRUCTIONS IN	(3,091)	(5,482)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 **2001**

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.29	%	11.03	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.51	%	16.65	
3	NET INCOME TO TOTAL ASSETS (**)	4.26	%	7.41	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	53.40	%	44.40	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	27.24	%	20.78	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.73	times	0.79	
7	NET SALES TO FIXED ASSETS (**)	1.16	times	1.29	
8	INVENTORIES ROTATION (**)	3.40	times	3.93	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	84	days	87	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.30	%	8.86	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.26	%	55.52	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.24	times	1.25	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	76.34	%	74.96	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	49.24	%	49.87	%
15	OPERATING INCOME TO INTEREST PAID	4.09	times	4.94	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.32	times	1.43	
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.31	times	2.24	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.41	times	1.45	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.66	times	0.67	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.26	%	0.64	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.53	%	15.60	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	11.08	%	(5.01)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.24	times	2.33	
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	40.94	%	(98.41)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	59.06	%	198.41	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	77.12	%	81.43	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 2001

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE

NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.20		$ 0.31	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.07		$ 2.15	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.22	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.41	times	0.85	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	4.25	times	5.55	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

Reporte al Tercer Trimestre del 2001

Comentarios del Trimestre

Ø Las ventas totales fueron menores en 25.7% en dólares, influenciadas por los efectos de la desaceleración de la economía de Estados Unidos y los eventos del 11 de septiembre.
Ø Se continuó aplicando una política estricta en cuentas por cobrar afectando volúmenes de venta, principalmente en el mercado de exportación.
Ø Los niveles de producción siguieron nuestra política de optimización de inventarios.
Ø Se negociaron nuevos créditos de largo plazo a mejores condiciones para sustituir deuda de corto plazo.
Ø Se decretó y pagó un dividendo a razón de $21 centavos por acción.

Ultimos 12 meses (octubre - septiembre)

El peso registró una depreciación de 1.1% con respecto al dólar y la inflación fue de 6.1%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

Cifras UDM en miles de dólares Variación
2000 2001 Dls. Pesos
Ventas 49,176 45,089 - 8.3% -14.8% Utilidad Bruta 17,103 14,218
-16.9% -22.8%
Utilidad Operación 10,341 7,068 -10.7% -36.5%
UAFIDA 13,691 10,483 -23.4% -28.9%
Utilidad Neta 4,553 2,525 -44.5% -46.6%

Estado de Resultados 3erT01 vs 3erT00 (julio-septiembre)

Las ventas totales disminuyeron 28.0% en volumen, 25.7% en dólares y 30.4% en pesos.

La venta nacional aumentó su volumen en un 0.6% diminuyendo 5.0% en dólares y 10.9% en pesos.

Las ventas de exportación disminuyeron 45.9% en volumen, 44.2% en dólares y 47.8% en pesos.

El margen bruto disminuyó del 33.7% a 28.9%.

Los gastos de operación pasaron de 13.8% a 16.8% sobre ingresos observándose mejoras importantes en los gastos de venta al pasar del 5.9% al 5.7%. Los gastos de administración disminuyen 2.7%.

El margen de operación fue de 19.9% en el 3T00 y de 12.2% en el 3T01.

La UAFIDA en el 3T00 registró 26.2% y en el 3T01 20.2% sobre ventas.

Costo Integral de Financiamiento

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

El costo integral de financiamiento fue de ($5.0) millones de pesos durante el 3T00 en comparación a $11.1 millones de pesos en el 3T01.

Los intereses pagados comparados con el 3T00 disminuyeron 35.9% en dólares y 39.9% en pesos por disminución de 2.9 puntos en la tasa. Los intereses con respecto a ventas representaron el 3.8%.

La cobertura UAFIDA a intereses fue 5.3 veces. La tasa promedio de préstamos fue 5.6% en dólares.
La paridad cambiaria al 3T00 resultó en ($8.2) millones contra $9.5 millones de pesos al 3T01.

El Repomo al 3T00 fue de $(2.7) comparado con $(1.8) millones de pesos al 3T01.

Otras Operaciones Financieras

En este rubro se registraron $1.3 millones de pesos por los efectos de revalorización de inventarios a un costo estándar menor, $1.0 millones de pesos por gastos de capacidad instalada no utilizada y un importe de $745 mil pesos favorables como recuperación de aportaciones al IMSS.

Impuestos, PTU, D-4 y Partidas Extraordinarias

Se registraron ($86) mil pesos por concepto de ISR y PTU y $(1.2) millones de impuestos diferidos (d-4).

Utilidad Neta
La utilidad neta en el trimestre fue de $78 mil pesos.

Resultados Ultimos Doce Meses 2001 vs 2000 (julio-junio)
Las ventas totales disminuyeron 12.3% en volumen, 8.3% en dólares y 14.8% en pesos.

Las ventas nacionales aumentaron 3.9% en volumen, 5.3% en dólares y disminuyeron 2.6% en pesos. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las ventas de exportación disminuyeron 23.4% en volumen, 21.0% en término de dólares y 26.2% en pesos.

El margen bruto disminuyó del 34.8% a 31.5%.

Los gastos de operación aumentaron 2.1 puntos para ubicarse en 15.8% sobre ventas. Los gastos de venta pasaron del 5.9% al 6.1% y los de administración del 7.8% al 9.7%.

El margen de operación pasó del 21.0% al 15.7%.
La utilidad de operación disminuyó 31.6% en dólares y 36.5% en pesos.

La UAFIDA representó el 23.3% con respecto a ventas.

Costo Integral de Financiamiento

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

El costo integral de financiamiento a septiembre del 2000 representó $ 12.1 millones de pesos en comparación de $9.3 millones a septiembre del 2001.

Los intereses pagados pasaron de $22.6 a $20.0 millones de pesos y su relación a ventas pasó de 4.4% en el 2000 a 4.6% en el 2001. En término de dólares pasaron de $2.1 a $ 2.0 millones. La paridad cambiaria pasó de $3.2 millones a $1.9 millones de pesos. El Repomo a septiembre de 2000 fue de $(12.3) millones de pesos, comparado con $(11.9) millones de pesos a septiembre del 2001.

Otras Operaciones Financieras
Este rubro refleja principalmente el efecto proveniente de la revalorización de los inventarios a un costo estándar menor, gastos por capacidad instalada no utilizada e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias

El ISR y PTU disminuyen de $38.4 millones de pesos a septiembre del 2000 a $6.5 millones de pesos a septiembre del 2001. En Partidas Extraordinarias durante 2000 se reconocen $(11.9) millones por recuperación del Impac.

Utilidad Neta

La utilidad neta disminuye 44.5% en dólares y 46.6% en pesos. El margen neto pasó de 9.3% a 5.8%. La UPA últimos doce meses es de $0.20.

Balance al 30 de septiembre del 2001 vs 30 de septiembre de 2000.
Los activos totales en términos de dólares disminuyeron 2.4% y 7.0% en pesos. Los inventarios se incrementaron 5.0% en dólares y 0.1% en pesos. La cartera total disminuyó 14.8% en dólares y 18.8% en pesos. El activo fijo disminuyó 0.8% en dólares y 5.4% en pesos.

El pasivo total disminuyó 2.8% en dólares y 7.4% en pesos. La deuda disminuye $582 mil dólares para ubicarse en $24.9 millones de dólares. Su composición es de 22.4% a corto plazo y 77.6% a largo plazo.

El capital contable disminuyó de $28.4 a $27.9 millones de dólares y de $285.3 a $267.0 millones de pesos. La cuenta de insuficiencia en la actualización de capital se incrementó $5.6 millones de pesos por el diferencial entre el desliz cambiario e inflación.

La utilidad neta acumulada a septiembre del 2001 ascendió a $17.6 millones de pesos o US $1.8 millones.

Asuntos Generales

Se realizó Asamblea General Ordinaria y Extraordinaria el día 17 de Julio adecuándose los estatutos sociales conforme a la nueva circular 11-33 emitida por la CNBV y se decretó un dividendo a razón de $0.21 pesos por acción.

DIRECTOR REPORT (1)

ANNEX 1 **NON CONSOLIDATED**
Final Printing

Se resolvió que el Fondo de Recompra tuviera una participación mas activa.

Se contrató préstamo con GE Capital a plazo de 7 años en monto de US 10 millones en mejores condiciones.

Se adquirió equipo de estampado y bordado para ofrecer productos de mayor valor agregado a nuestros clientes. Se inicio construcción de nave para dar espacio a este equipo.

La revista expansión en su publicación referente a las 500 empresas ubicó a Hilasal Mexicana en la posición 365 medida por el monto de sus ventas.

El Indice de Bursatilidad de la empresa pasó del lugar 68 al lugar 82.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero 116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de Septiembre del 2001 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 44,849

Actualización $ 96,207

Prima en colocación acciones $ 33,814

Resultados acumulados $ 191,901

Reserva para recompra de acciones $ 22,298

Exceso o insuficiencia $(139,651)

Resultado del ejercicio $ 17,639

TOTAL CAPITAL CONTABLE $ 267,057

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Septiembre del 2001 el monto autorizado es de $ 22,580 de los cuales se han utilizado a esa fecha $ 282.

El saldo al 30 de Septiembre del 2001 asciende a $ 22,298.

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 13,762
Intereses a favor $ (515)
Intereses netos $ 13,247
Efecto por paridad cambiaria $ (1,493)
Resultado por posición monetaria $ (4,805)

TOTAL COSTO $ (6,949)

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Índice Resultado Acumulado neto mes
Inicio Cierre

Dic. 94 1,923 89.3025 96.455
Dic. 95 4,126 156.915
Dic. 96 32,728 200.388
Dic.97 44,008 231.886
Di c.98 56,867 275.038
Dic.99 66,053 308.919
Dic. 00 49,670 336.596
Ene.01 4,162 338.462 4,099
Feb.01 6,381 338.238 2,183
Mar.01 13,802 340.381 7,350
Abr.01 12,765 342.098 -1,032

May.01 15,825 342.883 3,052
Jun.01 17,342 343.694 1,560
Jul.01 18,043 342.801
1,960
Ag.01 20,452 344.832
2,222
Sep.01 17,639 348.042
-4,423

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **3** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **NON CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	46,531	6,867	39,664	62,915	13,010	89,569
MACHINERY	242,924	90,323	152,601	87,410	66,084	173,927
TRANSPORT EQUIPMENT	3,632	3,042	590	1,675	(1,126)	3,391
OFFICE EQUIPMENT	2,702	1,339	1,363	1,741	482	2,622
COMPUTER EQUIPMENT	5,694	4,027	1,667	758	544	1,881
OTHER	33,330	6,980	26,350	21,627	6,769	41,208
DEPRECIABLES TOTAL	**334,813**	**112,578**	**222,235**	**176,126**	**85,763**	**312,598**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	31,892	0	35,589
CONSTRUCTIONS IN PROCESS	25,660	0	25,660	0	0	25,660
OTHER	1,272	0	1,272	0	0	1,272
NOT DEPRECIABLE TOTAL	**30,629**	**0**	**30,629**	**31,892**	**0**	**62,521**
TOTAL	**365,442**	**112,578**	**252,864**	**208,018**	**85,763**	**375,119**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BITAL	23/02/2002	4.09	0	0	0	4,777	0	0	0	0	0	0	0	0	0	0
BITAL	08/01/2002	5.28	0	0	0	21,019	0	0	0	0	0	0	0	0	0	0
SERFIN	17/12/2001	5.17	0	0	0	7,643	0	0	0	0	0	0	0	0	0	0
SERFIN	20/12/2001	4.18	0	0	0	7,166	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/03/2003	5.38	0	0	0	0	0	0	0	0	0	12,739	12,739	0	0	0
BANCOMER	12/06/2006	5.80	0	0	0	0	0	0	0	0	0	0	11,943	11,943	11,943	11,943
GE CAPITAL	25/03/2004	4.49	0	0	0	0	0	0	0	0	0	0	15,924	15,924	15,924	47,769
SANTANDER	29/04/2001	4.35	0	0	0	0	0	0	0	0	0	0	28,663	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**40,605**	**0**	**0**	**0**	**0**	**0**	**12,739**	**69,269**	**27,867**	**27,867**	**59,712**
PROVEEDORES																
VARIOS			8,535	0	9,663	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**8,535**	**0**	**9,663**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
VARIOS			11,194	0	4,086	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**11,194**	**0**	**4,086**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			19,729	**0**	**13,749**	**40,605**	**0**	**0**	**0**	**0**	**0**	**12,739**	**69,269**	**27,867**	**27,867**	**59,712**

NOTES

TODOS LOS CREDITOS SE ENCUENTRAN CONTRATADOS EN DOLARES Y PARA SU EXPRESION EN PESOS SE UTILIZO EL TIPO DE CAMBIO DE $9.5542 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	15,012	143,589	0	0	143,589
OTHER	0	0	0	0	0
TOTAL	**15,012**	**143,589**			**143,589**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	5,896	56,329	0	0	56,329
INVESTMENTS	462	4,416	0	0	4,416
OTHER	0	0	0	0	0
TOTAL	**6,358**	**60,745**			**60,745**
NET BALANCE	**8,654**	**82,844**			**82,844**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,473**	**42,726**	[illegible]	[illegible]	**44,612**
LIABILITIES POSITION	**26,245**	**250,750**	**143**	**1,359**	**252,109**
SHORT TERM LIABILITIES POSITION	6,787	64,844	143	1,359	66,203
LONG TERM LIABILITIES POSITION	19,458	185,906	0	0	185,906
NET BALANCE	**(21,772)**	**(208,024)**	**54**	**527**	**(207,497)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN EN DOLARES FUE DE $9.5542 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	157,836	313,156	(155,320)	1.00	885
FEBRUARY	162,112	315,737	(153,625)	0.00	(104)
MARCH	166,473	308,932	(142,459)	1.00	923
APRIL	160,403	296,728	(136,325)	1.00	700
MAY	144,354	273,517	(129,163)	0.00	301
JUNE	144,425	262,659	(118,234)	0.00	283
JULY	143,625	258,841	(115,216)	0.00	(303)
AUGUST	140,660	281,097	(140,437)	1.00	839
SEPTEMBER	139,445	277,104	(137,659)	0.00	1,281
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**4,805**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	740	61
OFICINAS GUADALAJARA	OFICINAS ADMINISTRATIVAS	0	0
OFICINAS MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA Y CHEMICAL				9.00
		ALGODON	HOHENBERG, REINHART ALLENBERG,CHEMITALI	SI	35.00

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	4,029	164,779 0 0 0	2,275 0 0 0	189,822	52.00	LICENCIAS PROPIAS, PRESTIGE, HERITAGE, LEGEND,HOTELES.	SAMS, COMERCIAL MEXICANA, GIGANTE, LIVERPOOL, SORIANA CAS LEY. CHEDRAUI
TOTAL		164,779		189,822			

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0	2,286 0 0	143,589	ESTADOS UNIDOS	HILASAL,ARISTOCRAT Y LA DE NUESTROS CLIENTES.	BEACH PRODUCTS, BARTH AND DREYFUS KHAN, REVMAN
TOTAL				143,589			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 4,264

Number of shares Outstanding at the Date of the NFEA: (Units) — 135,935,000

[X] ARE THE FIGURES FISCALLY AUDITED? [] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF SEPTIEMBRE OF 2001

FISCAL EARNINGS	42,719
- DETERMINED INCOME	14,952
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	4,210
- DETERMINED RFE	22,080
- NON DEDUCTABLES	1,477
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF SEPTIEMBRE OF 2001 — 4,502

Number of shares Outstanding at the Date of the NFEA: (Units) — 129,164,646

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

STOCK EXCHANGE CO HILASAL QUARTER: 3 YEAR: 2001
RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 4,264

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 135,935,000

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF SEPTIEMBRE OF 2001

FISCAL EARNINGS:	42,719
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	4,210
- NON-DEDUCTABLES	1,477
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	22,080

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF SEPTIEMBRE OF 2001 — 4,502

Number of shares Outstanding at the Date of the NFEAR (Units) — 129,164,646

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2001

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	37,849
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**37,849**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
129,164,646
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	8,721,354	1.12810	0.85000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 **2001**

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF **SEPTEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ **DIRECTOR EJECUTIVO DE FINANZAS**	**JOSE LUIS GONZALEZ SILVA** **GERENTE FINANCIERO Y ADMINISTRATIVO**

EL SALTO, JAL, AT FEBRUARY 20 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 14:36

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNETwww.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 14:36

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 14:36

NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

03 FEB 23 AM 7:21

Hilasal

MEXICANA, S.A DE C.V.

Fourth Quarter Report
2001

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL Quarter: 4 Year: 2001

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	TOTAL ASSETS	**585,092**	100	**684,244**	100
2	CURRENT ASSETS	**212,523**	**36**	**267,666**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	14,466	2	5,346	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	105,290	18	136,311	20
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,595	1	9,686	1
6	INVENTORIES	85,172	15	116,323	17
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	**369,511**	**63**	**403,141**	**59**
13	PROPERTY	150,912	26	146,936	21
14	MACHINERY AND INDUSTRIAL	321,645	55	338,391	49
15	OTHER EQUIPMENT	72,658	12	71,996	11
16	ACCUMULATED	198,090	34	174,791	26
17	CONSTRUCTION IN PROGRESS	22,386	4	20,609	3
18	DEFERRED ASSETS (NET)	**3,058**	**1**	**13,437**	**2**
19	OTHER ASSETS	**0**	**0**	**0**	**0**
20	TOTAL LIABILITIES	**311,223**	100	**393,756**	100
21	CURRENT LIABILITIES	**98,112**	**32**	**172,684**	**44**
22	SUPPLIERS	21,677	7	43,522	11
23	BANK LOANS	53,869	17	111,224	28
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,453	4	4,281	1
26	OTHER CURRENT LIABILITIES	11,113	4	13,657	3
27	LONG-TERM LIABILITIES	**161,607**	**52**	**154,253**	**39**
28	BANK LOANS	161,607	52	154,253	39
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	**51,504**	**17**	**66,819**	**17**
32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**273,869**	100	**290,488**	100
36	CONTRIBUTED CAPITAL	**193,390**	**71**	**183,773**	**63**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	18	46,139	16
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	105,356	38	100,306	35
39	PREMIUM ON SALES OF SHARES	39,617	14	37,328	13
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	**80,479**	**29**	**106,715**	**37**
42	RETAINED EARNINGS AND CAPITAL RESERVE	193,762	71	169,830	58
43	REPURCHASE FUND OF SHARES	5,047	2	17,257	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(147,665)	(54)	(132,228)	(46)
45	NET INCOME FOR THE YEAR	29,335	11	51,856	18

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: 4 YEAR **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**14,466**	100	**5,346**	100
46	CASH	7,875	54	3,727	70
47	SHORT-TERM	6,591	46	1,619	30
18	DEFERRED ASSETS (NET)	**3,058**	100	**13,437**	100
48	AMORTIZED OR REDEEMED	3,058	100	13,437	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**98,112**	100	**172,684**	100
52	FOREING CURRENCY	65,146	66	137,614	80
53	MEXICAN PESOS	32,966	34	35,070	20
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	**11,113**	100	**13,657**	100
57	OTHER CURRENT LIABILITIES WITH	11,113	100	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	0	0	13,657	100
27	LONG-TERM LIABILITIES	**161,607**	100	**154,253**	100
59	FOREING CURRENCY	161,607	100	154,253	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM		0	0	0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH		0	0	0
64	OTHER LOANS WITHOUT		0	0	0
31	DEFERRED LOANS	**51,504**	100	**66,819**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	51,504	100	66,819	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(147,665)**	100	**(132,228)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(72,554)	(49)	(66,807)	(51)
71	INCOME FROM NON-MONETARY POSITION	(75,111)	(51)	(65,421)	(49)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	114,411	94,982
73	PENSIONS FUND AND SENIORITY	750	2,823
74	EXECUTIVES	10	10
75	EMPLOYERS	248	319
76	WORKERS (*)	617	1,074
77	CIRCULATION SHARES	128,654,146	132,881,000
78	REPURCHASED SHARES	10,785,854	6,847,597

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL　　　　QUARTER: 4　　2001

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**433,639**	100	**501,238**	100
2	COST OF	295,842	68	328,634	66
3	GROSS INCOME	**137,797**	**32**	**172,604**	**34**
4	OPERATING	66,767	15	71,249	14
5	OPERATING INCOME	**71,030**	**16**	**101,355**	**20**
6	TOTAL FINANCING	(740)	0	10,161	2
7	INCOME AFTER FINANCING COST	**71,770**	**17**	**91,194**	**18**
8	OTHER FINANCIAL OPERATIONS	27,850	6	14,642	3
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**43,920**	**10**	**76,552**	**15**
10	RESERVE FOR TAXES AND WORKERS' SHARING	14,585	3	24,696	5
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**29,335**	**7**	**51,856**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**29,335**	**7**	**51,856**	**10**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**29,335**	**7**	**51,856**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**29,335**	**7**	**51,856**	**10**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2001**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**433,639**	100	**501,238**	100
21	DOMESTIC	251,306	58	241,926	48
22	FOREIGN	182,333	42	259,312	52
23	TRANSLATED INTO DOLLARS	19,044	4	25,240	5
6	TOTAL FINANCING COST	**(740)**	100	**10,161**	100
24	INTEREST	17,014	2,299	24,436	240
25	EXCHANGE	21,476	2,902	45,993	453
26	INTEREST	920	124	1,118	11
27	EXCHANGE	32,120	4,341	42,771	421
28	GAIN DUE TO MONETARY	(6,190)	(836)	(16,379)	(161)
8	OTHER FINANCIAL OPERATIONS	**27,850**	100	**14,642**	100
29	OTHER NET EXPENSES (INCOME)	27,850	100	14,642	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**14,585**	100	**24,696**	100
32	INCOME	18,176	125	7,432	30
33	DEFERED INCOME	(8,449)	(58)	15,596	63
34	WORKERS' PROFIT	4,858	33	1,668	7
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	457,682	612,398
37	NET INCOME OF THE YEAR	56,332	24,513
38	NET SALES (**)	433,639	501,238
39	OPERATION INCOME (**)	71,030	101,355
41	NET CONSOLIDATED INCOME	29,335	51,856

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2001**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**29,335**	**51,856**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	24,985	19,781
3	CASH FLOW FROM NET INCOME OF THE YEAR	**54,320**	**71,637**
4	CASH FLOW FROM CHANGE IN WORKING	59,509	(37,985)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**113,829**	**33,652**
6	CASH FLOW FROM EXTERNAL	(50,010)	21,589
7	CASH FLOW FROM INTERNAL	(38,088)	(12,339)
8	CASH FLOW GENERATED (USED) BY FINANCING	**(88,098)**	**9,250**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**(16,611)**	**(40,377)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	9,120	2,525
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	5,346	2,821
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	14,466	5,346

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 2001

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**24,985**	**19,781**
13	DEPRECIATION AND AMORTIZATION FOR THE	33,248	34,829
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	(2,073)	1,331
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(6,190)	(16,379)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**59,509**	**(37,985)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	31,026	(1,857)
19	+ (-) DECREASE (INCREASE) IN	31,154	(36,173)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	12,472	(6,995)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(21,843)	19,233
22	+ (-) INCREASE (DECREASE) IN OTHER	6,700	(12,193)
6	CASH FLOW FROM EXTERNAL FINANCING	**(50,010)**	**21,589**
23	+ SHORT-TERM BANK AND STOCK MARKET	(57,360)	58,498
24	+ LONG-TERM BANK AND STOCK MARKET	7,350	(36,909)
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(38,088)**	**(12,339)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	2,262	8,537
31	(-) DIVIDENS	(28,139)	(30,957)
32	+ PREMIUM ON SALE OF	(12,211)	10,081
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**(16,611)**	**(40,377)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(18,387)	(48,302)
36	(-) INCREASE IN CONSTRUCTIONS IN	1,776	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	0	7,925

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 2001

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.76	%	10.35	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.71	%	17.85	%
3	NET INCOME TO TOTAL ASSETS (**)	5.01	%	7.58	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	55.30	%	44.46	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	21.10	%	31.59	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.74	times	0.73	times
7	NET SALES TO FIXED ASSETS (**)	1.17	times	1.24	times
8	INVENTORIES ROTATION (**)	3.47	times	2.83	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	76	days	85	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.16	%	9.20	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.19	%	57.55	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.14	times	1.36	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	72.86	%	74.12	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.74	%	38.26	%
15	OPERATING INCOME TO INTEREST PAID	4.17	times	4.15	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.39	times	1.27	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.17	times	1.55	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.30	times	0.88	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.68	times	0.68	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.74	%	3.10	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.53	%	14.29	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	13.72	%	(7.58)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.69	times	1.38	times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	56.77	%	233.39	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	43.23	%	(133.39)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	110.69	%	119.63	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL | QUARTER: 4 | 2001

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.23		$ 0.37	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.13		$ 2.19	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.36	times	0.73	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	3.42	times	4.13	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

Reporte al Cuarto Trimestre del 2001

Comentarios del Trimestre
Valores en término de dólares

El mercado doméstico registra su venta mas alta para un cuarto trimestre conduciendo a las ventas totales a superar en un 3.1% a las registradas en el 2000.
Se registran importantes crecimientos en la utilidad bruta, de operación y neta por 7.3%, 30.7% y 72.0% respectivamente, con respecto al cuarto trimestre del 2000.
La cartera presenta el indicador mas saludable de los últimos 3 años medido como días de venta.
Se reduce la deuda en un 5.7%.

Ultimos 12 meses (Enero - Diciembre)
El peso registró una apreciación de 4.6% con respecto al dólar y la inflación fue de 4.4%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

	Cifras UDM en miles de dólares		Variación	
	2000	2001	Dls.	Pesos
Ventas	48,751	45,406	- 6.9%	-13.5%
Utilidad Bruta	16,759	14,436	-13.9%	-20.2%
Utilidad Operación	9,815	7,428	-24.3%	-29.9%
UAFIDA	13,204	10,920	-17.3%	-23.4%
Utilidad Neta	4,993	3,040	-39.1%	-43.4%

Estado de Resultados 4toT01 vs 4toT00 (octubre - diciembre)
Las ventas totales disminuyeron 8.0% en volumen, aumentaron 3.1% en dólares y disminuyeron 5.0% en pesos.

La venta nacional aumentó su volumen en un 18.9%, 27.3% en dólares y 17.3% en pesos.
Las ventas de exportación disminuyeron 28.6% en volumen, 20.9% en dólares y 27.1% en pesos.

El margen bruto mejora del 29.4% al 30.6%.

Los gastos de operación pasaron de 17.9% a 16.0% sobre ingresos observándose mejoras importantes en los gastos de venta al pasar del 6.7% al 5.7%. Los gastos de administración pasan del 11.2% al 10.3% que representa una disminución del 12.4% en términos reales.

El margen de operación fue de 11.5% en el 4T00 y de 14.6% en el 4T01, lo que representa un crecimiento del 20.4% en pesos y 30.7% en dólares.

La UAFIDA en el 4T00 registró 19.8% y en el 4T01 23.4% sobre ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $2.4 millones de pesos durante el 4T00 en comparación a ($7.7) millones de pesos en el 4T01.

Los intereses pagados disminuyeron 46.2% en dólares y 50.5% en pesos por disminución de 1.89 puntos en la tasa y 11.2% en deuda. Los intereses netos con respecto a ventas pasaron del 6.1% al 2.8% con respecto a ventas. La tasa promedio de préstamos fue 4.4% en dólares.

La cobertura UAFIDA a intereses pagados fue de 7.3 veces.
La paridad cambiaria al 4T00 resultó en $3.4 millones contra ($9.1) millones de pesos al 4T01.

El Repomo al 4T00 fue de $(7.2) comparado con $(1.3) millones de pesos al 4T01.

Otras Operaciones Financieras

En este rubro se registraron $1.0 millones de pesos por los efectos de revalorización de inventarios a un costo estándar menor, $1.9 millones de pesos por gastos de capacidad instalada no utilizada y $ 2.0 millones de pesos por indemnización de personal

Impuestos, PTU, D-4 y Partidas Extraordinarias

Se registraron $4.8 millones de pesos por concepto de ISR y PTU y $617 mil pesos de impuestos diferidos (d-4).

Utilidad Neta
La utilidad neta en el trimestre fue de $11.5 millones de pesos que representan un 47.0% mayor a la registrada en el mismo periodo del 2000.

Resultados Ultimos Doce Meses 2001 vs 2000 (enero - diciembre)
Las ventas totales disminuyeron 12.9% en volumen, 6.9% en dólares y 13.5% en pesos.

Las ventas nacionales aumentaron 9.8% en volumen, 12.1% en dólares y 3.9% en pesos. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las ventas de exportación disminuyeron 28.4% en volumen, 24.5% en término de dólares y 29.7% en pesos.

El margen bruto disminuyó del 34.4% a 31.8%.

Los gastos de operación aumentaron 1.2 puntos para ubicarse en 15.3% sobre ventas. Los gastos de venta se mantienen en 5.9% y los de administración pasan del 8.3% al 9.5%.

El margen de operación pasó del 20.2% al 16.4%.
La utilidad de operación disminuyó 24.3% en dólares y 29.9% en pesos.

La UAFIDA representó el 24.0% con respecto a ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento a diciembre del 2000 representó $ 10.1 millones de pesos en comparación de ($740) mil pesos a diciembre del 2001.

Los intereses pagados pasaron de $24.4 a $17.0 millones de pesos y su relación a ventas pasó de 4.6% en el 2000 a 3.7% en el 2001. En término de dólares pasaron de $2.3 a $ 1.7 millones. La paridad cambiaria pasó de $3.2 millones a ($10.6) millones de pesos. El Repomo a diciembre del 2000 fue de $(16.3) millones de pesos, comparado con $(6.2) millones de pesos a diciembre del 2001.

Otras Operaciones Financieras
Este rubro refleja principalmente el efecto proveniente de la revalorización de los inventarios a un costo estándar menor, gastos por capacidad instalada no utilizada e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias

El ISR, PTU y D4 pasa de $24.7 millones de pesos a diciembre del 2000 a $14.6 millones de pesos a diciembre del 2001.

Utilidad Neta

La utilidad neta disminuye 39.1% en dólares y 43.4% en pesos. El margen neto pasó de 10.3% a 6.8%. La UPA últimos doce meses es de $0.23.

Balance al 31 de diciembre del 2001 vs 31 de diciembre de 2000.
Los activos totales disminuyeron 6.4% en dólares y 14.5% en pesos. Los inventarios disminuyeron 19.9% en dólares y 26.8% en pesos. La cartera total disminuyó 15.5% en dólares y 22.7% en pesos ubicando su indicador en 79 días. El activo fijo disminuyó 0.3% en dólares y 8.3% en pesos.

El pasivo total disminuyó 13.5% en dólares y 21.0% en pesos. La deuda con costo disminuye $2.9 millones de dólares para ubicarse en $23.5 millones de dólares. Su composición es de 25.0% a corto plazo y 75.0% a largo plazo.

El capital contable pasa de $28.9 a $29.8 millones de dólares y de $290.4 a $273.8 millones de pesos. La cuenta de insuficiencia en la actualización de capital se incrementó $15.4 millones de pesos por el diferencial entre el desliz cambiario e inflación.

La utilidad neta acumulada a diciembre del 2001 ascendió a $29.3 millones de pesos o US $3.0 millones.

Asuntos Generales

Como estrategia de disminución de costos, se han realizado reubicaciones de diversas áreas administrativas a la planta de El Salto, lo que aunado a reducciones de personal, beneficiarán los gastos de operación para el próximo ejercicio.

Siguiendo esta estrategia de reducción de costos, se reubicaron nuestras

oficinas de la Ciudad de México y a partir de este año estaremos atendiéndolos en Insurgentes Sur No. 1337 despacho 601 Col. Insurgentes Mixcoac, Delegación. Benito Juárez con teléfonos (0155) 5615-9496 al 98.

Hilasal Mexicana se sumó a la campaña de No Corrupción promovida por la Secodam, divulgando esta campaña en nuestras comunicaciones internas, con clientes y proveedores.

De acuerdo a la revista Latin Trade, Hilasal ocupa la posición número 13 por la participación de sus ventas de exportación con respecto a las ventas totales.

El periódico El Economista envió un reconocimiento en donde califica a Hilasal en el lugar 35 de las empresas que presentaron un buen desempeño en el tercer trimestre del 2001.

El Indice de Bursatilidad de la empresa pasó del lugar 82 al lugar 86.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras

Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales

Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero 116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Diciembre del 2001 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 105,354

Prima en colocación acciones $ 39,617

Resultados acumulados $ 193,762

Reserva para recompra de acciones $ 5,047

Exceso o insuficiencia $(147,665)

Resultado del ejercicio $ 29,335

TOTAL CAPITAL CONTABLE $ 273,868

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Diciembre del 2001 el monto autorizado es de $ 23,139 de los cuales se han utilizado a esa fecha $ 18,092

El saldo al 31 de Diciembre del 2001 asciende a $ 5,047

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 17,014
Intereses a favor $ (919)
Intereses netos $ 16,095
Efecto por paridad cambiaria $ (10,644)
Resultado por posición monetaria $ (6,191)

TOTAL COSTO $ (740)

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Índice Resultado Acumulado neto mes
Inicio Cierre

Dic. 94 1,923 89.3025 96.455
Dic. 95 4,126 156.915
Dic. 96 32,728 200.388
Dic.97 44,008 231.886
Dic.98 56,867 275.038
Dic. 99 66,053 308.919
Dic.00 49,670 336.596
Ene.01 4,256
338.462 4,099
Feb.01 6,524
338.238 2,183
Mar.01 14,112
340.381 7,350
Abr.01 13,052
342.098 -1,032
May.01 16,180
342.883 3,052

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

SIN CONSOLIDAR
Impresión Final

Jun.01 17,775
343.694 1,560
Jul.01 19,784
342.801 1,960
Ago.01 22,048
344.832 2,222
Sep.01 17,583
348.042 -4,423
Oct.01 22,344
349.615 4,737
Nov.01 25,166
350.932 2,818
Dic.01 29,335
351.418 4,169

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **NON CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	0	1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **4** YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	48,491	10,472	38,019	65,938	10,471	93,486
MACHINERY	246,365	139,346	107,019	75,280	18,570	163,729
TRANSPORT EQUIPMENT	3,409	570	2,839	1,495	1,018	3,316
OFFICE EQUIPMENT	2,821	1,667	1,154	1,826	256	2,724
COMPUTER EQUIPMENT	5,760	3,087	2,673	862	726	2,809
OTHER	33,720	6,637	27,083	22,765	5,270	44,578
DEPRECIABLES TOTAL	**340,566**	**161,779**	**178,787**	**168,166**	**36,311**	**310,642**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	32,786	0	36,483
CONSTRUCTIONS IN PROCESS	22,386	0	22,386	0	0	22,386
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**26,083**	**0**	**26,083**	**32,786**	**0**	**58,869**
TOTAL	**366,649**	**161,779**	**204,870**	**200,952**	**36,311**	**369,511**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBVA	04/02/2002	3.17	0	0	0	9,169	0	0	0	0	0	0	0	0	0	0
BITAL	14/02/2002	3.03	0	0	0	13,754	0	0	0	0	0	0	0	0	0	0
BITAL	28/01/2002	3.44	0	0	0	9,169	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BBVA	23/06/2003	3.63	0	0	0	0	0	0	0	0	0	12,226	6,112	0	0	0
BBVA	12/06/2006	3.87	0	0	0	0	0	0	0	0	0	5,731	11,462	11,462	11,462	5,730
GE CAPITAL	26/09/2008	3.81	0	0	0	0	0	0	0	0	0	3,820	15,282	15,282	15,282	42,025
SANTANDER	22/04/2003	4.35	0	0	0	0	0	0	0	0	0	0	27,508	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**32,092**	**0**	**0**	**0**	**0**	**0**	**21,777**	**60,364**	**26,744**	**26,744**	**47,755**
PROVEEDORES																
VARIOS			12,274	0	9,403	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**12,274**	**0**	**9,403**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
VARIOS			9,239	0	1,874	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**9,239**	**0**	**1,874**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			21,513	**0**	**11,277**	**32,092**	**0**	**0**	**0**	**0**	**0**	**21,777**	**60,364**	**26,744**	**26,744**	**47,755**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2001**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	19,044	182,333	0	0	182,333
OTHER	0	0	0	0	0
TOTAL	**19,044**	**182,333**			**182,333**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	7,862	72,088	0	0	72,088
INVESTMENTS	889	8,155	0	0	8,155
OTHER	8,387	76,906	0	0	76,906
TOTAL	**17,138**	**157,149**			**157,149**
NET BALANCE	**1,906**	**25,184**			**25,184**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,978**	**45,640**	**66**	**605**	**46,245**
LIABILITIES POSITION	**24,730**	**226,753**			**226,753**
SHORT TERM LIABILITIES POSITION	7,105	65,146	0	0	65,146
LONG TERM LIABILITIES POSITION	17,625	161,607	0	0	161,607
NET BALANCE	**(19,752)**	**(181,113)**	**66**	**605**	**(180,508)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	157,836	313,156	(155,320)	1.04	894
FEBRUARY	162,112	315,737	(153,625)	1.04	(106)
MARCH	166,473	308,932	(142,459)	1.03	932
APRIL	160,403	296,728	(136,325)	1.03	706
MAY	144,354	273,517	(129,163)	1.02	304
JUNE	144,425	262,659	(118,234)	1.02	286
JULY	143,625	258,841	(115,216)	1.03	(306)
AUGUST	140,660	281,097	(140,437)	1.02	847
SEPTEMBER	139,445	277,104	(137,659)	1.00	1,294
OCTOBER	137,174	279,201	(142,027)	1.00	645
NOVEMBER	128,869	264,900	(136,031)	1.00	513
DECEMBER	134,765	265,358	(130,593)	1.00	181
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**6,190**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE:
HILASAL MEXICANA S.A. DE C.V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2001**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	750	61
OFICINA GUADALAJARA	OFICINA ADMINISTRATIVA	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

QUARTER: **4** YEAR: **2001**

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

NON CONSOLIDATED
Final Printing

ANNEX 10

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF, CIBA Y CHEMICAL			SI	8.30
		ALGODON	HOHENBERG,REINHART ALLENBERG,CHEMICAL	SI	40.00

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	5,382	226,661 0 0 0	3,000 0 0 0	251,306	50.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,HOTELES.	SAMS,COMERCIAL ME CANA,GIGANTE,LIVER OOL,SORIANA,CASA LEY,CHEDRAUI.
TOTAL		226,661		251,306			

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0 0	2,854 0 0 0	182,333	ESTADOS UNIDOS	HILASAL, ARISTROCAT, Y LAS DE NUESTROS CLIENTES	ANVIL, CECIL SAYDAT BARTH AND DREYFUS, REVMAN
TOTAL				182,333			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 4,264

Number of shares Outstanding at the Date of the NFEA: (Units) — 135,935,000

[X] ARE THE FIGURES FISCALLY AUDITED? [] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	56,332
- DETERMINED INCOME	19,716
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	4,858
- DETERMINED RFE	30,801
- NON DEDUCTABLES	957
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 18,496

Number of shares Outstanding at the Date of the NFEA: (Units) — 128,654,146

STOCK EXCHANGE CO **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO HILASAL | QUARTER: 4 | YEAR: 2001

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 42,640

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 135,935,000

[X] ARE FIGURES FISCALLY AUDITED?

[] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	56,332
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	4,858
- NON-DEDUCTABLES	957
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	30,801

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 19,716

Number of shares Outstanding at the Date of the NFEAR (Units) — 128,654,146

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 **2001**

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
128,654,146
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	10,785,654	1.11140	0.78000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 2001

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK
CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF
2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS
RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND
MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN
AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE
WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE
OF THE PREVIOUS YEAR.

LIC. JORGE GARCIA FERNANDEZ
DIRECTOR EJECUTIVO FINANZAS

C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
CONTRALOR

EL SALTO, JAL, AT FEBRUARY 20 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 16:25

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 16:25

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 20/02/200 16:25

NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC. JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

03 FEB 22 7:21



MEXICANA, S.A DE C.V.

Second Quarter Report
2000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL

Quarter: 2 Year: 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	**610,666**	100	**593,403**	100
2	CURRENT ASSETS	**213,409**	**35**	**207,580**	**35**
3	CASH AND SHORT-TERM INVESTMENTS	2,296	0	902	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	120,108	20	128,020	22
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	11,868	2	6,001	1
6	INVENTORIES	79,137	13	72,657	12
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET) 10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
INVESTMENTS 12	PROPERTY, PLANT AND EQUIPMENT	**392,330**	**64**	**378,855**	**64**
13	PROPERTY	128,999	21	125,555	21
14	MACHINERY AND INDUSTRIAL	327,158	54	307,667	52
15	OTHER EQUIPMENT	61,980	10	39,117	7
16	ACCUMULATED	152,446	25	126,653	21
17	CONSTRUCTION IN	26,639	4	33,169	6
PROGRESS 18	DEFERRED ASSETS (NET)	**4,927**	**1**	**6,968**	**1**
19	OTHER ASSETS	**0**	**0**	**0**	**0**
20	TOTAL LIABILITIES	**351,196**	100	**237,758**	100
21	CURRENT LIABILITIES	**152,797**	**44**	**85,616**	**36**
22	SUPPLIERS	16,132	5	17,830	7
23	BANK LOANS	121,255	35	48,075	20
24	STOCK MARKET	0	0	0	0
LOANS 25	TAXES TO BE PAID	(784)	0	5,821	2
26	OTHER CURRENT	16,194	5	13,890	6
LIABILITIES 27	LONG-TERM LIABILITIES	**143,107**	**41**	**152,142**	**64**
28	BANK LOANS	143,107	41	152,142	64
29	STOCK MARKET	0	0	0	0
LOANS 30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	**55,292**	**16**	**0**	**0**
32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**259,470**	100	**355,645**	
100					
36	CONTRIBUTED CAPITAL	**168,450**	**65**	**177,520**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	46,191	18	48,417	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	87,484	34	92,262	26
39	PREMIUM ON SALES OF SHARES	34,775	13	36,841	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES 41	CAPITAL INCREASE (DECREASE)	**91,020**	**35**	**178,125**	**50**
42	RETAINED EARNINGS AND CAPITAL RESERVE	151,263	58	177,893	50
43	REPURCHASE FUND OF SHARES	15,162	6	6,883	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF				
STOCK	HOLDERS' EQUITY	(99,309)	(38)	(66,039)	(19)
45	NET INCOME FOR THE YEAR	23,904	9	59,388	17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL

Quarter: 2 Year: 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: 2 YEAR 2000
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**2,296**	100	**902**	100
46	CASH	2,198	96	611	68
47	SHORT-TERM	98	4	291	32
18	DEFERRED ASSETS (NET)	**4,927**	100	**6,968**	100
48	AMORTIZED OR REDEEMED	4,927	100	6,968	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**152,797**	100	**85,616**	100
52	FOREING CURRENCY	126,385	83	54,651	64
53	MEXICAN PESOS	26,412	17	30,965	36
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF		0	0	0
26	OTHER CURRENT LIABILITIES	**16,194**	100	**13,890**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	16,194	100	13,890	100
27	LONG-TERM LIABILITIES	**143,107**	100	**152,142**	100
59	FOREING CURRENCY	143,107	100	152,142	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM		0	0	0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH		0	0	0
64	OTHER LOANS WITHOUT		0	0	0
31	DEFERRED LOANS	**55,292**	100	**0**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	55,292	100	0	0
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(99,309)**	100	**(66,039)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(52,947)	(53)	(45,735)	(69)
71	INCOME FROM NON-MONETARY POSITION	(46,362)	(47)	(20,304)	(31)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	60,612	121,964
73	PENSIONS FUND AND SENIORITY	1,995	958
74	EXECUTIVES	10	10
75	EMPLOYERS	304	262
76	WORKERS (*)	1,043	860
77	CIRCULATION SHARES	133,030,000	138,266,000
78	REPURCHASED SHARES	6,410,000	1,284,474

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 **2000**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**237,499**	100	**255,960**	100
2	COST OF	150,037	63	169,255	66
3	GROSS INCOME	**87,462**	**37**	**86,705**	**34**
4	OPERATING	30,843	13	29,434	11
5	OPERATING INCOME	**56,619**	**24**	**57,271**	**22**
6	TOTAL FINANCING	11,705	5	(7,656)	(3)
7	INCOME AFTER FINANCING COST	**44,914**	**19**	**64,927**	**25**
8	OTHER FINANCIAL OPERATIONS	10,146	4	(1,024)	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**34,768**	**15**	**65,951**	**26**
10	RESERVE FOR TAXES AND WORKERS' SHARING	10,864	5	6,563	3
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**23,904**	**10**	**59,388**	**23**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**23,904**	**10**	**59,388**	**23**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**23,904**	**10**	**59,388**	**23**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**23,904**	**10**	**59,388**	**23**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 **2000**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**237,499**	100	**255,960**	100
21	DOMESTIC	114,572	48	119,503	47
22	FOREIGN	122,927	52	136,457	53
23	TRANSLATED INTO DOLLARS	12,781	5	12,728	5
6	TOTAL FINANCING COST	**11,705**	100	**(7,656)**	100
24	INTEREST	10,972	94	9,120	119
25	EXCHANGE	22,107	189	23,925	313
26	INTEREST	815	7	124	2
27	EXCHANGE	14,709	126	30,769	402
28	GAIN DUE TO MONETARY	(5,850)	(50)	(9,808)	(128)
8	OTHER FINANCIAL OPERATIONS	**10,146**	100	**(1,024)**	100
29	OTHER NET EXPENSES (INCOME)	10,146	100	(1,024)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**10,864**	100	**6,563**	100
32	INCOME	7,828	72	2,708	41
33	DEFERED INCOME	427	4	0	0
34	WORKERS' PROFIT	2,609	24	3,855	59
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	301,089	312,725
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	453,289	475,287
39	OPERATION INCOME (**)	94,244	107,512
41	NET CONSOLIDATED INCOME	33,470	96,939

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2000 AND 1999
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**23,904**	**59,388**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	10,932	8,699
3	CASH FLOW FROM NET INCOME OF THE YEAR	**34,836**	**68,087**
4	CASH FLOW FROM CHANGE IN WORKING	(22,266)	(3,184)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**12,570**	**64,903**
6	CASH FLOW FROM EXTERNAL	40,540	(41,252)
7	CASH FLOW FROM INTERNAL	(25,927)	2,758
8	CASH FLOW GENERATED (USED) BY FINANCING	**14,613**	**(38,494)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**(27,374)**	**(26,472)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(191)	(63)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	2,487	965
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	2,296	902

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 **2000**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**10,932**	**8,699**
13	DEPRECIATION AND AMORTIZATION FOR THE	15,988	18,273
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	794	233
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(5,850)	(9,807)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**(22,266)**	**(3,184)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	3,284	(10,195)
19	+ (-) DECREASE (INCREASE) IN	(5,583)	19,773
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(1,994)	(3,680)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(6,156)	(14,925)
22	+ (-) INCREASE (DECREASE) IN OTHER	(11,817)	5,843
6	CASH FLOW FROM EXTERNAL FINANCING	**40,540**	**(41,252)**
23	+ SHORT-TERM BANK AND STOCK MARKET	72,866	(1,075)
24	+ LONG-TERM BANK AND STOCK MARKET	(32,326)	(40,177)
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(25,927)**	**2,758**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(1,554)	2,923
31	(-) DIVIDENS	(29,654)	0
32	+ PREMIUM ON SALE OF	5,281	(165)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**(27,374)**	**(26,472)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	5
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(27,828)	(17,708)
36	(-) INCREASE IN CONSTRUCTIONS IN	454	(8,769)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 **2000**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	10.06	%	23.20	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.90	%	27.26	%
3	NET INCOME TO TOTAL ASSETS (**)	5.48	%	16.34	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	44.40	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	24.47	%	16.52	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.74	times	0.80	
7	NET SALES TO FIXED ASSETS (**)	1.16	times	1.25	
8	INVENTORIES ROTATION (**)	2.65	times	4.24	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	79	days	78	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.10	%	9.53	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.51	%	40.07	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.35	times	0.67	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	76.74	%	86.98	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.48	%	40.16	%
15	OPERATING INCOME TO INTEREST PAID	5.16	times	6.28	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.29	times	2.00	
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.40	times	2.42	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	0.88	times	1.58	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.61	times	0.87	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.50	%	1.05	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	14.67	%	26.60	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(9.38)	%	(1.24)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.15	times	7.12	
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	277.42	%	107.16	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(177.42)	%	(7.16)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	101.66	%	66.89	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 2000
HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.25		$ 0.64	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 1.95		$ 2.57	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.22		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.02	times	1.02	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	8.00	times	3.75	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

Reporte al Segundo Trimestre del 2000

Comentarios a los Estados Financieros
En el semestre 1S00 vs 1S99 (enero-junio)
Valores en término de dólares
- Ø Las ventas totales son superiores en un 3.5%.
- Ø La utilidad bruta mejora un 12.4%.
- Ø La utilidad de operación aumenta 10.1%
- Ø La Uafida crece un 7.2%.

En el primer semestre no se lograron los niveles de producción esperados por lo que no se alcanzó a cubrir la demanda.

Nuestra expectativa para el segundo semestre es superar el crecimiento en ventas obtenido durante el primer semestre del 2000, por lo que estimamos terminar el año con ventas superiores a las del año anterior.

Ultimos 12 meses (julio-junio)
El peso registró una depreciación de 4.1% con respecto al dólar y la inflación fue de 9.4%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

	Cifras UDM en miles de dólares		Variación	
	1999	2000	Dls.	Pesos
Ventas	41,916	46,068	9.9%	-4.6%
Utilidad Bruta	14,736	16,008	8.6%	-6.1%
Utilidad Operación	9,462	9,601	1.5%	-12.3%
UAFIDA	12,665	12,855	1.5%	-12.4%
Utilidad Neta	8,625	3,394	-60.7%	-65.5%

Estado de Resultados 2T00 vs 2T99 (abril-junio)
Las ventas totales disminuyeron 11.3% en volumen y en dólares, en pesos 17.8%.
Las ventas nacionales decrecieron 14.4% en volumen, 17.2% en dólares y 23.3% en pesos, por menor demanda interna motivada por el efecto de Semana Santa en abril y el factor pre-electoral del mes de junio. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios se rigen principalmente sobre la base del dólar.
Las ventas de exportación disminuyeron 9.6% en volumen, 6.6% en dólares y 13.4% en pesos por no disponer de la producción suficiente para atender la demanda. La diferencia porcentual entre dólares y pesos se relaciona con la actualización por B-10.

El margen bruto mejora de 34.9% a 35.7%.
Los gastos de operación pasan de 11.5% a 13.5% sobre ingresos por menores niveles de venta y un incremento en sueldos por encima de la inflación.
El margen de operación representó el 22.2% comparado contra 23.3% al 2T99.
La UAFIDA representa el 29.6% sobre ventas, mismo porcentaje registrado en el 2T99.

Costo Integral de Financiamiento
El costo integral de financiamiento fue de $13.8 millones de pesos en el 2T00 contrastando con $ 0.8 millones de pesos durante el 2T99.
Los intereses pagados comparados con el 2T99 aumentaron 43.3% en pesos y 54.8% en dólares por crecimiento de 1.35 puntos en la tasa y por mayor

DIRECTOR REPORT (1)

ANNEX 1 **NON CONSOLIDATED**
Final Printing

endeudamiento en US$ 7.5 millones utilizados para incrementar la capacidad.
Los intereses con respecto a ventas representan el 5.3%.
La cobertura UAFIDA a intereses es 5.3 veces. La tasa promedio de préstamos es de 8.3% en dólares.
La paridad cambiaria resultó en $10.5 millones de pesos en comparación de $(665) mil pesos al 2T99 debido a una depreciación del peso frente al dólar.
El Repomo al 2T00 fue de $(2.3) millones de pesos comparado con $(2.5) al 2T99.

Otras Operaciones Financieras
Se registra el efecto de $1.9 millones proveniente de la valuación de los inventarios con un menor costo estándar acorde a la nueva capacidad utilizada.
Se aplican $1.8 millones de pesos por gastos de capacitación de personal y capacidad no utilizados, separándolos del costo directo de fabricación.

Impuestos, PTU y Partidas Extraordinarias
Se registran $(3.3) millones de pesos por concepto de ISR y PTU al incrementarse los inventarios y tener un beneficio fiscal. El cálculo de impuestos diferidos por la aplicación del D-4 ascendió a $4.7 millones de pesos debido principalmente al crecimiento en inventarios.

Utilidad Neta
La utilidad neta representa el 5.2% de la venta.

Resultados Ultimos Doce Meses 2000 vs 1999 (julio-junio)
Las ventas totales aumentaron 6.5% en volumen, 9.9% en dólares y disminuyeron 4.6% en pesos.

Las ventas nacionales crecieron 3.3% en volumen, 8.8% en dólares y disminuyeron 6.6% en pesos, por mayor demanda interna y mejor cobertura del mercado. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las ventas de exportación aumentaron 9.0% en volumen, 11.0% en término de dólares y disminuyeron 2.6% en pesos, por mayor volumen de ventas al exterior.
La diferencia porcentual entre el volumen y valor en pesos se relaciona a los efectos de la apreciación del peso.

El margen bruto pasó del 35.2% al 34.7% debido principalmente a descuentos especiales promovidos por las cadenas de tiendas nacionales.

Los gastos de operación aumentaron 1.3 puntos para ubicarse en 13.9% sobre ventas. Los gastos de venta pasan de 5.4% a 6.1% por adecuaciones a la estructura operativa del área anticipando mayores volúmenes. Los gastos de administración pasaron del 7.2% al 7.8% por menores ingresos e incremento en sueldos superiores a la inflación.
El margen de operación pasó del 22.6% al 20.8%.
La utilidad de operación aumentó 1.5% en dólares y disminuyó 12.3% en pesos.
La UAFIDA representa el 27.9% con respecto a ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento a junio de 1999 representó $4.2 millones en comparación de $16.5 millones a junio del 2000.
Los intereses pagados pasaron de $19.0 a $18.8 millones de pesos y su relación

a ventas pasó de 4.0% en 1999 a 4.2% en el 2000. En término de dólares pasaron de $1.6 a $ 1.9 millones.
La paridad cambiaria pasó de $9.2 millones a $9.7 millones de pesos.
El Repomo a junio de 1999 fue de $(23.8) millones comparado con $(10.9) millones de pesos a junio del 2000.

Otras Operaciones Financieras
En el periodo Julio 99 - Junio 00 se registraron $5.3 millones de pesos por gastos de capacitación de personal y los inherentes a las nuevas inversiones, separándolos del costo directo de fabricación.
Para el ejercicio 2000 se registran $7.3 millones de pesos por el efecto proveniente de la valuación de los inventarios con un costo estándar menor acorde a la nueva capacidad de producción.

Impuestos, PTU y Partidas Extraordinarias
El ISR y PTU pasa de $6.7 millones de pesos a $41.2 millones de pesos, ya que durante 1998 se contaba con escudo fiscal sobre el ISR que se agotó en 1999. En el 1S00 se registran $427 mil pesos de Impuestos Diferidos por D-4. En Partidas Extraordinarias se reconocen $(11.0) millones por recuperación del Impac que se acredita contra el ISR en el 4T99.

Utilidad Neta
El margen neto pasó de 20.4% a 7.4%. La UPA últimos doce meses es de $0.25.

Balance al 30 de Junio del 2000 vs 30 de Junio de 1999.
Los activos totales aumentaron 2.8% en pesos, en término de dólares crecieron 8.1% principalmente por el incremento en inventarios en un 14.5% y del activo fijo en un 8.9%.
Los inventarios pasan de 85 a 96 días, este incremento se presentó en materia prima (25%) y productos en proceso (15%), en tanto el inventario de terminados disminuyó (39%). La cartera pasa de 78 a 79 días.

El pasivo total en pesos aumentó 47.7% incidido principalmente por la aplicación del D-4 que al cierre de junio del 2000 asciende a $55.2 millones de pesos, cifra que no afecta el flujo de efectivo y operaciones de la empresa.
La deuda con costo en pesos aumentó 24.0% y en dólares se incrementó 38.8% pasando de US$ 19.3 a US$ 26.9 millones, estos recursos fueron aplicados en su totalidad a inversiones en planta y equipo.
La composición de la deuda con costo es de 45.9% a corto plazo y 54.1% a largo plazo.
Se negoció con Comérica Bank sustituir US$6 millones de corto plazo a un plazo de 5 años a partir del tercer trimestre con lo que la relación habría quedado en 23.6% a corto plazo y 76.4% a largo.

El capital contable disminuyó $96.2 millones de pesos que representa un 27.0% en pesos o 23.3% en dólares debido principalmente a la aplicación del D-4 que representa $55.2 millones de pesos, a la cuenta de insuficiencia en la actualización de capital que se incrementó $33.4 millones de pesos por el diferencial entre el desliz cambiario e inflación, y al reparto de dividendos en abril del 2000 por 29.3 millones.
La utilidad neta acumulada a Junio del 2000 asciende a $23.9 millones de pesos.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

Asuntos Generales

El 7 de abril se celebró la XX Asamblea General Anual con la representación del 91.4% de las acciones, habiéndose aprobado los resultados del ejercicio 1999, decretado un dividendo de $0.22 por acción y se ratificó a los miembros del Consejo de Administración y del Comité Ejecutivo.

La Asamblea se complementó con un Encuentro Bursátil donde se presentó información comparativa de la empresa con las principales compañías fabricantes de toallas en los E.U.A. ubicándose Hilasal como la cuarta empresa más importante de Norteamérica en ventas de toallas durante 1999.

	Promedio Sector E.U. *	Hilasal Mexicana
Uafida / Ventas	12.8%	27.4%
Margen neto	2.3%	14.6%

* Springs Industries, West Point Stevens, Pillowtex

Además se visitó la planta en el Salto Jalisco, en la que miembros de la comunidad bursátil y financiera en compañía de accionistas constataron el importante crecimiento de capacidad instalada.

El Inversionista Mexicano, empresa especializada en asesoría sobre negocios e inversiones, en su artículo publicado el 5 de junio titulado "La Créme de la Créme" reconoce a Hilasal en el 5to lugar entre las emisoras mas atractivas de la BMV de acuerdo al número de menciones recibidas sobre la base del análisis que se hace sobre diferentes indicadores.

En el mercado de exportación se hicieron las entregas a los nuevos programas establecidos con JC Penney y Tommy Hilfinger.

Durante el trimestre se adquirió la licencia de Dinosaurs con Walt Disney.

En el mes de Junio se firmó el Tratado de Libre Comercio denominado Triángulo del Norte, habiendo Hilasal Mexicana y su asociado estratégico de la República de El Salvador, Exportadora Hilasal (Hilasal El Salvador), negociado tasa cero para los productos de toallas y similares a partir del primero de enero del 2001 lo que permitirá de manera importante complementar ambos mercados.

El índice de bursatilidad de la empresa pasó del lugar 71 en marzo al lugar 74 a junio.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **NON CONSOLIDATED**
Final Printing

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero 116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo
El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.
- Valor neto de reposición
El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien
- Vida consumida
Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición
- Vida útil remanente
La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.
El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de JUNIO del 2000 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 46.191

Actualización $ 87.484

Prima en colocación acciones $ 34.775

Resultados acumulados $ 151.263

Reserva para recompra de acciones $ 15.162

Exceso o insuficiencia $ (99.309)

Resultado del ejercicio $ 23.904

TOTAL CAPITAL CONTABLE $ 259.470

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de JUNIO del 2000 el monto autorizado es de $ 21,109 de los cuales se han utilizado a esa fecha $ 5,947.

El saldo al 30 de JUNIO del 2000 asciende a $ 15,162.

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 10,970
Intereses a favor $ (814)
Intereses netos $ 10,156
Efecto por paridad cambiaria $ 7,398
Resultado por posición monetaria $ (5,850)

TOTAL COSTO $ 11,704

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Acumulado Índice Resultado neto mes
Inicio Cierre

Dic. 94 1,923 89.3025 96.455
Dic. 95 4,126 156.915
Dic. 96 32,728 200.388
Dic.97 44,008 231.886
DIC.98 56,867 275.038
Dic.99 66,053 308.919
Ene.00 (848) 313.0670 (823)
Feb.00 8,607 315.8440 9,260
Mar.00 18,442 317.5950 9,685
ABR.00 19,966 319.402 1,510
MAY.00 21,150 320.596 1,177

JUN.00	23,904	322.495	2,821

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **2** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	39,315	1,967	37,348	56,244	13,753	79,839
MACHINERY	236,498	21,429	215,069	90,660	101,459	204,270
TRANSPORT EQUIPMENT	3,648	918	2,730	1,758	1,061	3,427
OFFICE EQUIPMENT	2,321	193	2,128	1,533	1,243	2,418
COMPUTER EQUIPMENT	4,761	1,044	3,717	740	1,337	3,120
OTHER	27,850	1,231	26,619	18,100	6,811	37,908
DEPRECIABLES TOTAL	**314,393**	**26,782**	**287,611**	**169,035**	**125,664**	**330,982**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	29,743	0	33,440
CONSTRUCTIONS IN PROCESS	26,639	0	26,639	0	0	26,639
OTHER	1,269	0	1,269	0	0	1,269
NOT DEPRECIABLE TOTAL	**31,605**	**0**	**31,605**	**29,743**	**0**	**61,348**
TOTAL	**345,998**	**26,782**	**319,216**	**198,778**	**125,664**	**392,330**

STOCK EXCHANGE COD **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2000**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBV	22/12/2000	7.87	0	0	0	5,600	0	0	0	0	0	0	0	0	0	0
BBV	22/12/2000	7.90	0	0	0	10,807	0	0	0	0	0	0	0	0	0	0
BBV	26/12/2000	7.90	0	0	0	3,930	0	0	0	0	0	0	0	0	0	0
SANTANDER	02/09/2000	8.05	0	0	0	13,066	0	0	0	0	0	0	0	0	0	0
SANTANDER	10/07/2000	8.04	0	0	0	7,182	0	0	0	0	0	0	0	0	0	0
SANTANDER	11/09/2000	8.05	0	0	0	17,369	0	0	0	0	0	0	0	0	0	0
SANTANDER	13/12/2000	8.06	0	0	0	5,502	0	0	0	0	0	0	0	0	0	0
SERFIN	25/07/2000	7.22	0	0	0	7,368	0	0	0	0	0	0	0	0	0	0
SERFIN	25/08/2000	7.33	0	0	0	6,877	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
BOFA	30/06/2003	8.91	0	0	0	0	0	0	0	0	0	8,842	8,842	8,842	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/06/2000	8.57	0	0	0	0	0	0	0	0	0	13,099	13,099	13,099	0	0
CITIBANK	25/03/2004	9.04	0	0	0	0	0	0	0	0	0	6,877	6,877	6,877	6,877	0
CITIBANK	27/03/2002	8.44	0	0	0	0	0	0	0	0	0	14,736	44,210	0	0	0
COMERICA	06/11/2004	9.10	0	0	0	0	0	0	0	0	0	0	8,596	8,596	8,596	8,596
TOTAL BANKS			**0**	**0**	**0**	**77,701**	**0**	**0**	**0**	**0**	**0**	**43,554**	**81,624**	**37,414**	**15,473**	**8,596**
PROVEEDORES																
VARIOS			14,517	0	1,615	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**14,517**	**0**	**1,615**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
VARIOS			12,679	0	3,515	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**12,679**	**0**	**3,515**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			27,196	0	5,130	77,701	0	0	0	0	0	43,554	81,624	37,414	15,473	8,596

NOTES

TODOS LOS CREDITOS SE ENCUENTRAN CONTRATADOS EN DOLARES Y PARA SU EXPRESION EN PESOS SE UTILIZO EL TIPO DE CAMBIO DE $ 9.8243 PESOS POR DOLAR

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2000**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	12,780	122,927	0	0	122,927
OTHER	0	0	0	0	0
TOTAL	**12,780**	**122,927**			**122,927**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,932	48,453	0	0	48,453
INVESTMENTS	1,016	9,981	2,595	25,494	35,475
OTHER	0	0	0	0	0
TOTAL	**5,948**	**58,434**	**2,595**	**25,494**	**83,928**
NET BALANCE	**6,832**	**64,493**	**(2,595)**	**(25,494)**	**38,999**
FOREING MONETARY POSITION					
TOTAL ASSETS	**7,835**	**76,973**	149	1,466	**78,439**
LIABILITIES POSITION	**27,670**	**271,837**	**109**	**1,069**	**272,906**
SHORT TERM LIABILITIES POSITION	13,103	128,730	109	1,069	129,799
LONG TERM LIABILITIES POSITION	14,567	143,107	0	0	143,107
NET BALANCE	**(19,835)**	**(194,864)**	**40**	**397**	**(194,467)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION DE DOLARES FUE $ 9.8243 PESOS POR DOLAR

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	138,923	266,341	127,418	1.34	1,711
FEBRUARY	133,732	263,139	129,407	0.89	1,148
MARCH	146,387	269,963	123,576	0.55	685
APRIL	148,060	268,612	120,552	0.57	686
MAY	145,508	310,934	165,426	0.37	618
JUNE	139,500	308,593	169,093	0.59	1,002
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**5,850**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	780	78
PLANTA GUADALAJARA	PROCESO TERMINAL	780	78
OFICINAS MEXICO	OFICINA ADMINISTRATIVA	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA Y CHEMICAL			SI	11.40
		ALGODON	HOHENBERG,REINHART DUNAVANT CHEMITALI	SI	37.70

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	3,714	149,252 0 0 0	1,990 0 0 0	114,572	52.00	LICENCIAS PROPIAS PRESTIGE,HERITAGE LEGEND,PREMIUMS OTRAS.	SAMS, COMERCIAL MEXICANA,GIGANTE, LIVERPOOL,SORIANA CASA LEY, CHEDRAUI
TOTAL		149,252		114,572			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0 0 0	1,376 0 0 0 0	122,927	ESTADOS UNIDOS	HILASAL,ARISTOCRAT, Y LAS DE NUESTROS CLIENTES	FASHION TOWELS BEACH PRODUCTS SOBEL,WESTEX KHAN BARTH AND DREYFUS
TOTAL				122,927			

NOTES

STOCK EXCHANGE CO HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 YEAR: 2000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **0000** 0

Number of shares Outstanding at the Date of the NFEA: 0

(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEA: 0

(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO HILASAL QUARTER: 3 YEAR: 2000

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** — 49,309

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 135,935,000

[X] ARE FIGURES FISCALLY AUDITED? [] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00	.	0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2000 — 22,174

Number of shares Outstanding at the Date of the NFEAR (Units) — 133,030,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	39,134
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**39,134**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
132,869,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	6,571,000	1.86920	1.72000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 **2000**

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF **SEPTEMBER** OF **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ **DIRECTOR EJECUTIVO DE FINANZAS**	**JOSE LUIS GONZALEZ SILVA** **GERENTE FINANCIERO Y ADMINISTRATIVO**

EL SALTO, JAL, AT FEBRUARY 19 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/02/200 17:48

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNETwww.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/02/200 17:48

NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CO HILASAL QUARTER: 2 YEAR: 2000

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** 49,309

Number of Shares Outstanding at the Date of the NFEAR: (Units) 135,935,000

[X] ARE FIGURES FISCALLY AUDITED? [] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	A	133,499,000.00	17/04/2000	29,369,780.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2000 21,648

Number of shares Outstanding at the Date of the NFEAR (Units) 133,030,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	39,191
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**39,191**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
133,030,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	6,410,000	1.89080	2.00000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 **2000**

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF **JUNE** OF **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ	**JOSE LUIS GONZALEZ SILVA**
DIRECTOR EJECUTIVO DE FINANZAS	**GERENTE FINANCIERO Y ADMINISTRATIVO**

EL SALTO, JAL, AT FEBRUARY 19 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/02/200 16:28

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET: www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/02/200 16:28

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/02/200 16:28

NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC. JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

03 FEB 2? ... 7:21



MEXICANA, S.A DE C.V.

Third Quarter Report
2000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL Quarter: 3 Year: 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	**604,490**	100	**606,029**	100
2	CURRENT ASSETS	**226,348**	**37**	**210,836**	**35**
3	CASH AND SHORT-TERM INVESTMENTS	651	0	3,657	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	138,947	23	124,133	20
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	7,080	1	7,654	1
6	INVENTORIES	79,670	13	75,392	12
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET) 10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
INVESTMENT 12	PROPERTY, PLANT AND EQUIPMENT	**373,690**	**62**	**390,581**	**64**
13	PROPERTY	132,602	22	130,922	22
14	MACHINERY AND INDUSTRIAL	305,280	51	315,547	52
15	OTHER EQUIPMENT	66,045	11	41,712	7
16	ACCUMULATED	151,697	25	134,528	22
17	CONSTRUCTION IN	21,460	4	36,928	6
PROGRESS 18	DEFERRED ASSETS (NET)	**4,452**	**1**	**4,612**	**1**
19	OTHER ASSETS	**0**	**0**	**0**	**0**
20	TOTAL LIABILITIES	**335,642**	100	**247,174**	100
21	CURRENT LIABILITIES	**101,189**	**30**	**152,513**	**62**
22	SUPPLIERS	27,327	8	16,439	7
23	BANK LOANS	54,492	16	114,097	46
24	STOCK MARKET	0	0	0	0
LOANS 25	TAXES TO BE PAID	751	0	3,891	2
26	OTHER CURRENT	18,619	6	18,086	7
LIABILITIES 27	LONG-TERM LIABILITIES	**186,360**	**56**	**94,661**	**38**
28	BANK LOANS	186,360	56	94,661	38
29	STOCK MARKET	0	0	0	0
LOANS 30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	**48,093**	**14**	**0**	**0**
32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**268,848**	100	**358,855**	
100					
36	CONTRIBUTED CAPITAL	**171,842**	**64**	**179,731**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	46,134	17	48,417	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	90,462	34	94,629	26
39	PREMIUM ON SALES OF SHARES	35,246	13	36,685	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES 41	CAPITAL INCREASE (DECREASE)	**97,006**	**36**	**179,124**	**50**
42	RETAINED EARNINGS AND CAPITAL RESERVE	166,581	62	180,885	50
43	REPURCHASE FUND OF SHARES	15,580	6	6,426	2
44 STOCK	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(126,228)	(47)	(74,598)	(21)
45	NET INCOME FOR THE YEAR	41,073	15	66,411	19

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: 3 YEAR **2000**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**651**	100	**3,657**	100
46	CASH	559	86	3,411	93
47	SHORT-TERM	92	14	246	7
18	DEFERRED ASSETS (NET)	**4,452**	100	**4,612**	100
48	AMORTIZED OR REDEEMED	4,452	100	4,612	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**101,189**	100	**152,513**	100
52	FOREING CURRENCY	65,251	64	120,728	79
53	MEXICAN PESOS	35,938	36	31,785	21
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	**18,619**	100	**18,086**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	18,619	100	18,086	100
27	LONG-TERM LIABILITIES	**186,360**	100	**94,661**	100
59	FOREING CURRENCY	186,360	100	94,661	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM	0	0	0	0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH	0	0	0	0
64	OTHER LOANS WITHOUT	0	0	0	0
31	DEFERRED LOANS	**48,093**	100	**0**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	48,093	100	0	0
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(126,228)**	100	**(74,598)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(56,692)	(45)	(47,809)	(64)
71	INCOME FROM NON-MONETARY POSITION	(69,536)	(55)	(26,789)	(36)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 **2000**

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	125,159	58,323
73	PENSIONS FUND AND SENIORITY	2,351	1,140
74	EXECUTIVES	10	10
75	EMPLOYERS	316	269
76	WORKERS (*)	1,100	886
77	CIRCULATION SHARES	132,869,000	137,756,000
78	REPURCHASED SHARES	6,571,000	1,684,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 **2000**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**372,479**	100	**371,789**	100
2	COST OF	239,431	64	246,524	66
3	GROSS INCOME	**133,048**	**36**	**125,265**	**34**
4	OPERATING	49,471	13	46,113	12
5	OPERATING INCOME	**83,577**	**22**	**79,152**	**21**
6	TOTAL FINANCING	7,179	2	(7,136)	(2)
7	INCOME AFTER FINANCING COST	**76,398**	**21**	**86,288**	**23**
8	OTHER FINANCIAL OPERATIONS	11,549	3	(1,318)	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**64,849**	**17**	**87,606**	**24**
10	RESERVE FOR TAXES AND WORKERS' SHARING	23,776	6	21,195	6
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**41,073**	**11**	**66,411**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**41,073**	**11**	**66,411**	**18**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**41,073**	**11**	**66,411**	**18**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**41,073**	**11**	**66,411**	**18**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2000

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	NET SALES	**372,479**	100	**371,789**	100
21	DOMESTIC	178,296	48	177,097	48
22	FOREIGN	194,183	52	194,692	52
23	TRANSLATED INTO DOLLARS	20,145	5	18,162	5
6	TOTAL FINANCING COST	**7,179**	100	**(7,136)**	100
24	INTEREST	16,923	236	12,883	181
25	EXCHANGE	33,214	463	25,267	354
26	INTEREST	1,015	14	192	3
27	EXCHANGE	33,405	465	33,031	463
28	GAIN DUE TO MONETARY	(8,538)	(119)	(12,063)	(169)
8	OTHER FINANCIAL OPERATIONS	**11,549**	100	**(1,318)**	100
29	OTHER NET EXPENSES (INCOME)	11,549	100	(1,318)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**23,776**	100	**21,195**	100
32	INCOME	15,071	63	12,833	61
33	DEFERED INCOME	4,402	19	0	0
34	WORKERS' PROFIT	4,303	18	8,362	39
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	456,514	441,062
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	480,368	479,880
39	OPERATION INCOME (**)	100,918	101,587
41	NET CONSOLIDATED INCOME	44,776	98,851

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2000

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**41,073**	**66,411**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	17,050	15,094
3	CASH FLOW FROM NET INCOME OF THE YEAR	**58,123**	**81,505**
4	CASH FLOW FROM CHANGE IN WORKING	(18,652)	2,296
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**39,471**	**83,801**
6	CASH FLOW FROM EXTERNAL	13,277	(36,789)
7	CASH FLOW FROM INTERNAL	(26,769)	4,241
8	CASH FLOW GENERATED (USED) BY FINANCING	**(13,492)**	**(32,548)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**(27,815)**	**(48,576)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(1,836)	2,677
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	2,487	980
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	651	3,657

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2000

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**17,050**	**15,094**
13	DEPRECIATION AND AMORTIZATION FOR THE	24,629	26,755
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	959	402
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(8,538)	(12,063)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**(18,652)**	**2,296**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(13,485)	(4,318)
19	+ (-) DECREASE (INCREASE) IN	(4,882)	18,598
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	3,515	(2,821)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	4,666	(16,872)
22	+ (-) INCREASE (DECREASE) IN OTHER	(8,466)	7,709
6	CASH FLOW FROM EXTERNAL FINANCING	**13,277**	**(36,789)**
23	+ SHORT-TERM BANK AND STOCK MARKET	5,292	64,115
24	+ LONG-TERM BANK AND STOCK MARKET	7,985	(100,904)
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(26,769)**	**4,241**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(5,998)	5,186
31	(-) DIVIDENS	(29,654)	0
32	+ PREMIUM ON SALE OF	8,883	(945)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**(27,815)**	**(48,576)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	4
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(22,650)	(36,463)
36	(-) INCREASE IN CONSTRUCTIONS IN	(5,165)	(12,117)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 2000

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	11.03	%	17.86	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	16.65	%	27.55	
3	NET INCOME TO TOTAL ASSETS (**)	7.41	%	16.31	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	44.40	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	20.79	%	18.16	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.79	times	0.79	
7	NET SALES TO FIXED ASSETS (**)	1.29	times	1.23	
8	INVENTORIES ROTATION (**)	3.93	times	4.20	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	87	days	78	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.86	%	8.86	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.52	%	40.79	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.25	times	0.69	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	74.96	%	87.14	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	49.87	%	24.24	%
15	OPERATING INCOME TO INTEREST PAID	4.94	times	6.14	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.43	times	1.94	
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.24	times	1.38	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.45	times	0.89	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.67	times	0.85	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.64	%	2.40	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.60	%	21.92	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(5.01)	%	0.62	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.33	times	6.50	
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	(98.41)	%	113.03	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	198.41	%	(13.03)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	81.43	%	75.06	

%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 2000
HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31		$ 0.66	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.02		$ 2.61	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.22		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.85	times	1.00	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	5.55	times	3.64	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

Reporte al Tercer Trimestre del 2000

s Comentarios a los Estados Financieros
En el trimestre
Valores en término de dólares
Ø Las ventas totales son superiores en un 28.7%.
Ø La utilidad bruta mejora un 30.4%.
Ø La utilidad de operación aumenta 36.5%
Ø La Uafida crece un 29.6%.
Ø La utilidad neta es superior 193.1%
En el tercer trimestre se logró vender un volumen de 1,948,149 kilos, esto es 26.7% superior al del mismo trimestre del año anterior. Los volúmenes se compusieron en un 61.6% para exportación y un 38.4% para el mercado nacional. Estos resultados están en línea con nuestras expectativas para el segundo semestre del 2000.

Ultimos 12 meses (octubre-septiembre)
El peso registró una depreciación de 2.2% con respecto al dólar y la inflación fue de 8.8%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

Cifras UDM en miles de dólares Variación
1999 2000 Dls. Pesos
Ventas 43,496 49,176 13.1% 0.1% Utilidad Bruta 14,803 17,103
15.5% 2.2%
Utilidad Operación 9,192 10,341 12.5% -0.7%
UAFIDA 12,453 13,691 9.9% -3.0%
Utilidad Neta 8,741 4,553 -47.9% -54.7%

s Estado de Resultados 3T00 vs 3T99 (julio-septiembre)
Las ventas totales aumentaron 26.7% en volumen, en dólares 28.7% y en pesos 17.5%.
Las ventas nacionales se incrementaron 14.5% en volumen, 21.7% en dólares y 11.2% en pesos. La variación entre volumen y dólares refleja la venta de productos de mayor valor agregado.
Las ventas de exportación aumentaron 35.8% en volumen, 35.7% en dólares y 23.7% en pesos. La diferencia porcentual entre dólares y pesos se relaciona con la actualización por B-10.

El margen bruto mejora de 33.3% a 33.7%.
Los gastos de operación pasan de 14.5% a 13.8% sobre ingresos.
El margen de operación mejoró, pasando del 18.8% en el 3T99 al 19.9% en el 3T00.
La UAFIDA representa el 26.2% sobre ventas, mejor que el 26.1% registrado en el 3T99.

Costo Integral de Financiamiento
El costo integral de financiamiento fue de $(4.7) millones de pesos en el 3T00 contrastando con $ 0.6 millones de pesos durante el 3T99.
Los intereses pagados comparados con el 3T99 aumentaron 59.9% en pesos y 78.8%

en dólares por crecimiento de 1.56 puntos en la tasa y por mayor endeudamiento en US$5 millones utilizados para incrementar la capacidad. Los intereses con respecto a ventas representan el 4.4%.
La cobertura UAFIDA a intereses es 5.95 veces. La tasa promedio de préstamos es de 8.5% en dólares
La paridad cambiaria resultó en $(7.7) millones de pesos en comparación de $(803) mil pesos al 3T99 debido a una apreciación del peso frente al dólar en el periodo de referencia.
El Repomo al 3T00 fue de $(2.6) millones de pesos comparado con $(2.1) al 3T99.

Otras Operaciones Financieras
Se aplican $1.2 millones de pesos por gastos de capacitación de personal y capacidad no utilizados, separándolos del costo directo de fabricación.

Impuestos, PTU y Partidas Extraordinarias
Se registran $8.7 millones de pesos por concepto de ISR y PTU, contrastando con $14.5 millones que se registraron al 3T99. El cálculo de impuestos diferidos por la aplicación del D-4 ascendió a $4.0 millones de pesos debido principalmente al 5% de diferencia en la tasa fiscal para el 2000.

Utilidad Neta
La utilidad neta en el trimestre fue de $16.8 millones de pesos representando el 12.8% de las ventas, registrando un crecimiento del 178.4% contra el 3T99.

s Resultados Ultimos Doce Meses 2000 vs 1999 (octubre-septiembre)
Las ventas totales crecieron 10.4% en volumen, 13.1% en dólares y 0.1% en pesos.
Las ventas nacionales crecieron 6.9% en volumen, 11.9% en dólares y disminuyeron 1.4% en pesos, este aumento en volumen permite una mejor cobertura del mercado. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las ventas de exportación aumentaron 12.9% en volumen, 14.2% en término de dólares y 1.5% en pesos, por mayor volumen de ventas al exterior. La diferencia porcentual entre el volumen y valor en pesos se relaciona a los efectos de la apreciación del peso.

El margen bruto pasó del 34.1% al 34.8%

Los gastos de operación aumentaron 0.9 puntos para ubicarse en 13.8% sobre ventas. Los gastos de venta pasan de 5.6% a 6.0% por adecuaciones a la estructura operativa del área anticipando mayores volúmenes. Los gastos de administración pasaron del 7.3% al 7.8% por la creación de nuevas áreas administrativas y por sueldos superiores a la inflación.
El margen de operación pasó del 21.2% al 21.0%.
La utilidad de operación aumentó 12.5% en dólares y disminuyó 0.7% en pesos.
La UAFIDA representa el 27.8% con respecto a ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento a septiembre de 1999 representó $(16.2) millones de pesos en comparación de $11.5 millones a septiembre del 2000.
Los intereses pagados pasaron de $18.1 a $21.3 millones de pesos y su relación

a ventas pasó de 3.8% en 1999 a 4.4% en el 2000. En término de dólares pasaron de $1.6 a $ 2.2 millones.
La paridad cambiaria pasó de $(13.1) millones a $3.0 millones de pesos.
El Repomo a septiembre de 1999 fue de $(20.9) millones de pesos, comparado con $(11.6) millones de pesos a septiembre del 2000.

Otras Operaciones Financieras
En el periodo Octubre 99 - Septiembre 00 se registraron $5.4 millones de pesos por gastos de capacitación de personal y los inherentes a las nuevas inversiones, separándolos del costo directo de fabricación.
Para el ejercicio 2000 se registran $7.4 millones de pesos por el efecto proveniente de la valuación de los inventarios con un costo estándar menor acorde a la nueva capacidad de producción.

Impuestos, PTU y Partidas Extraordinarias
El ISR y PTU pasa de $19.9 millones de pesos a $36.2 millones de pesos, ya que durante 1998 se contaba con escudo fiscal sobre el ISR que se agotó en 1999.
En los tres primeros trimestres del 2000 se registran $4.4 millones de pesos por Impuestos Diferidos por D-4. En Partidas Extraordinarias se reconocen $(11.2) millones por recuperación del Impac que se acredita contra el ISR en el 4T99.

Utilidad Neta
El margen neto pasó de 20.6% a 9.3%. La UPA últimos doce meses es de $0.34

s Balance al 30 de Septiembre del 2000 vs 30 de Septiembre de 1999.
Los activos totales permanecieron casi constantes en pesos, con una pequeña disminución de 0.3% mientras que en término de dólares crecieron 7.5% principalmente por el incremento en activo circulante en un 15.7% y del activo fijo en un 3.1%. Dentro del aumento en activo circulante destaca el incremento en la cartera de exportación, la cual aumentó en el periodo $2.1 millones de dólares.

El pasivo total en pesos aumentó 35.9% incidido principalmente por la aplicación del D-4 que al cierre de septiembre del 2000 asciende a $48.1 millones de pesos, cifra que no afecta el flujo de efectivo y operaciones de la empresa.
La deuda con costo en pesos aumentó 15.5% y en dólares se incrementó 24.4% pasando de US$ 20.5 a US$ 25.5 millones, estos recursos fueron aplicados en su totalidad a inversiones en planta y equipo.

El capital contable disminuyó $90.2 millones de pesos que representa un 25.1% en pesos o 19.3% en dólares debido principalmente a la aplicación del D-4 que representa $48.1 millones de pesos, a la cuenta de insuficiencia en la actualización de capital que se incrementó $51.6 millones de pesos por el diferencial entre el desliz cambiario e inflación.

La utilidad neta acumulada a septiembre del 2000 asciende a $41.1 millones de pesos.

s Asuntos Generales

Se contrató con Comérica Bank un préstamo de US$6 millones, a un plazo de 5 años con uno de gracia, este préstamo permitió pagar deuda de corto plazo con otros bancos, mejorando el perfil de la deuda, quedando esta en un 22.6% a corto plazo y 77.4% a largo plazo.

Para evitar la volatilidad en el precio del gas natural, se contrataron futuros por el periodo de septiembre del 2000 a febrero del 2001. Los futuros se contrataron con Citibank por el total del consumo de gas de Hilasal del periodo antes mencionado a un precio de $4.595 dólares por millón de BTU.

La revista "Expansión" en su edición de julio sobre las 500 empresas más importantes de México, ubica a Hilasal en el número 261 de acuerdo a sus ventas de 1999 cuando en 1998 tuvo el lugar número 300. Medido por su resultado neto Hilasal alcanza la posición 161. Por su personal ocupado, Hilasal reporta en 1999 un total de 1,114 empleados, lo que le vale ocupar el lugar 195 del listado de empresas.

La revista "Latin Trade" en su artículo publicado en septiembre "Las 50 Globales de México" coloca a Hilasal en el número 12, destacando el porcentaje de sus exportaciones sobre ventas totales en 1999, el cual fue de 51.8%

El índice de bursatilidad de la empresa pasó del lugar 74 en junio al lugar 65 en septiembre.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

SIN CONSOLIDAR
Impresión Previa

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero

116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo
El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.
- Valor neto de reposición
El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien
- Vida consumida
Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición
- Vida útil remanente
La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.
El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de SEPTIEMBRE del 2000 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 46,134

Actualización $ 90,462

Prima en colocación acciones $ 35,246

Resultados acumulados $ 166,581

Reserva para recompra de acciones $ 15,580

Exceso o insuficiencia $ (126,228)

Resultado del ejercicio $ 41,073

TOTAL CAPITAL CONTABLE $ 268,848

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de SEPTIEMBRE del 2000 el monto autorizado es de $ 21,463 de los cuales se han utilizado a esa fecha $ 5,883.

El saldo al 30 de SEPTIEMBRE del 2000 asciende a $ 15,580.

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 16,923
Intereses a favor $ (1,015)
Intereses netos $ 15,908
Efecto por paridad cambiaria $ (191)
Resultado por posición monetaria $ (8,538)

TOTAL COSTO $ 7,179

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Acumulado Índice Resultado neto mes
Inicio Cierre

Dic. 94 1,923 89.3025 96.455
Dic. 95 4,126 156.915
Dic. 96 32,728 200.388
Dic.97 44,008 231.886
DIC.98 56,867 275.038 Dic.99 66,053
308.919
Ene.00 (862) 313.0670 (823)
Feb.00 8,752 315.8440 9,260
Mar.00 18,751 317.5950 9,685
ABR.00 20,301 319.402
1,510
MAY.00 21,505 320.596
1,177
JUN.00 24,373 322.495
2,821
JUL.00 34,196 323.753
9,699
AGO.00 41,127 325.532
7,157
SEPT.00 41,073 327.910

(54)

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 (2)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **3** YEAR: **2000**

HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	40,658	5,369	35,289	57,925	11,188	82,026
MACHINERY	241,616	73,337	168,279	63,664	47,304	184,639
TRANSPORT EQUIPMENT	3,984	918	3,066	1,505	900	3,671
OFFICE EQUIPMENT	2,321	1,214	1,107	1,550	285	2,372
COMPUTER EQUIPMENT	4,884	1,044	3,840	936	1,441	3,335
OTHER	30,422	5,915	24,507	18,933	2,782	40,658
DEPRECIABLES TOTAL	**323,885**	**87,797**	**236,088**	**144,513**	**63,900**	**316,701**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	30,322	0	34,019
CONSTRUCTIONS IN PROCESS	21,460	0	21,460	0	0	21,460
OTHER	1,510	0	1,510	0	0	1,510
NOT DEPRECIABLE TOTAL	**26,667**	**0**	**26,667**	**30,322**	**0**	**56,989**
TOTAL	**350,552**	**87,797**	**262,755**	**174,835**	**63,900**	**373,690**

STOCK EXCHANGE COD **HILASAL** QUARTER: **3** YEAR: **2000**

HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2000**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBV	22/12/2000	7.82	0	0	0	5,384	0	0	0	0	0	0	0	0	0	0
BBV	22/12/2000	7.82	0	0	0	10,390	0	0	0	0	0	0	0	0	0	0
BBV	26/12/2000	7.82	0	0	0	3,779	0	0	0	0	0	0	0	0	0	0
BBV	02/09/2000	7.82	0	0	0	4,723	0	0	0	0	0	0	0	0	0	0
SANTANDER	10/07/2000	8.02	0	0	0	6,877	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/06/2003	8.57	0	0	0	0	0	0	0	0	0	12,595	12,595	12,595	0	0
CITIBANK	25/03/2004	9.36	0	0	0	0	0	0	0	0	0	6,612	6,612	6,612	3,306	0
CITIBANK	27/03/2002	8.68	0	0	0	0	0	0	0	0	0	0	28,338	0	0	0
COMERICA	11/06/2004	9.10	0	0	0	0	0	0	0	0	0	4,132	8,265	8,265	8,265	4,132
COMERICA	27/09/2003	8.87	0	0	0	0	0	0	0	0	0	0	14,169	14,169	14,169	14,169
SANTANDER	11/06/2004	8.71	0	0	0	0	0	0	0	0	0	0	30,699	0	0	0
TOTAL BANKS			0	0	0	31,153	0	0	0	0	0	23,339	100,678	41,641	25,740	18,301
PROVEEDORES																
VARIOS			21,783	0	5,544	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			21,783	0	5,544	0	0	0	0	0	0	0	0	0	0	0
VARIOS			13,404	0	5,215	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			13,404	0	5,215	0	0	0	0	0	0	0	0	0	0	0
			35,187	0	10,759	31,153	0	0	0	0	0	23,339	100,678	41,641	25,740	18,301

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2000**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	20,145	190,278	0	0	190,278
OTHER	0	0	0	0	0
TOTAL	**20,145**	**190,278**			**190,278**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	7,085	66,929	0	0	66,929
INVESTMENTS	1,119	10,570	3,475	32,824	43,394
OTHER	0	0	0	0	0
TOTAL	**8,204**	**77,499**	**3,475**	**32,824**	**110,323**
NET BALANCE	**11,941**	**112,779**	**(3,475)**	**(32,824)**	**79,955**
FOREING MONETARY POSITION					
TOTAL ASSETS	**7,355**	**69,472**	**130**	**1,225**	**70,697**
LIABILITIES POSITION	**26,490**	**250,224**	**116**	**1,100**	**251,324**
SHORT TERM LIABILITIES POSITION	6,761	63,864	116	1,100	64,964
LONG TERM LIABILITIES POSITION	19,729	186,360	0	0	186,360
NET BALANCE	**(19,135)**	**(180,752)**	**14**	**125**	**(180,627)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION DE DOLARES FUE $9.4459 PESOS POR DOLAR

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	146,295	270,813	124,518	1.34	1,672
FEBRUARY	140,032	267,558	127,526	0.89	1,131
MARCH	152,877	274,496	121,619	0.55	674
APRIL	150,546	273,123	122,577	0.57	697
MAY	148,763	316,155	167,392	0.37	626
JUNE	142,649	313,775	171,126	0.59	1,014
JULY	141,653	311,382	169,729	0.39	662
AUGUST	140,644	303,304	162,660	0.55	894
SEPTEMBER	132,229	292,106	159,877	0.73	1,168
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**8,538**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	780	84
PLANTA GUADALAJARA	PROCESO TERMINAL	780	84
OFICINAS MEXICO	OFICINA ADMINISTRATIVA	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA Y CHEMICAL				12.80
		ALGODON	HOHENBERG,REINHART, ALLENBERG,CHEMITALI	SI SI	33.50

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	5,676	228,098 0 0 0	2,124 0 0 0	178,296	52.00	LICENCIAS PROPIAS PRETIGE,HERITAGE, LEGEND,PREMIUMS OTRAS.	SAMS,COMERCIAL MEXICANA,GIGANTE, LIVERPOOL,SORIANA CASA LEY,CHEDRAUI
TOTAL		228,098		178,296			

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0 0 0	3,190 0 0 0 0	194,183	ESTADOS UNIDOS	HILASAL,ARISTOCRAT, Y LA DE NUESTROS CLIENTES	FASHION TOWELS, BEACH PRODUCTS, SOBEL WESTEX KHAN BARTH AND DREYFUS
TOTAL				194,183			

NOTES

STOCK EXCHANGE CO HILASAL QUARTER: 3 YEAR: 2000

HILASAL MEXICANA S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** 49,309

Number of shares Outstanding at the Date of the NFEA: 135,935,000

(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
III	A	139,440,000.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2000 22,174

Number of shares Outstanding at the Date of the NFEA: 139,440,000

(Units)

STOCK EXCHANGE CO HILASAL QUARTER: 3 YEAR: 2000

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** 49,309

Number of Shares Outstanding at the Date of the NFEAR: (Units) 135,935,000

[X] ARE FIGURES FISCALLY AUDITED? [] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	A	133,499,000.00	17/04/2000	29,369,780.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF 1999

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2000 22,174

Number of shares Outstanding at the Date of the NFEAR (Units) 133,030,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2000

NON CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	39,134
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**39,134**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
132,869,000

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	6,571,000	1.86920	1.72000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 2000

NON CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF SEPTIEMBRE OF 2000 AND 1999 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ
DIRECTOR EJECUTIVO DE FINANZAS

JOSE LUIS GONZALEZ SILVA
GERENTE FINANCIERO Y ADMINISTRATIVO

EL SALTO, JAL, AT FEBRUARY 24 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 24/02/200 11:22

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 24/02/200 11:22

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 24/02/200 11:22

NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

03 FEB 23 AM 7:21



Fourth Quarter Report
2000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL Quarter: 4 Year: 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	TOTAL ASSETS	**655,406**	100	**638,672**	100
2	CURRENT ASSETS	**256,385**	**39**	**220,153**	**34**
3	CASH AND SHORT-TERM INVESTMENTS	5,120	1	2,709	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	130,567	20	128,788	20
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	9,278	1	11,885	2
6	INVENTORIES	111,420	17	76,771	12
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	**386,150**	**59**	**414,954**	**65**
13	PROPERTY	140,743	21	134,082	21
14	MACHINERY AND INDUSTRIAL	324,130	49	338,340	53
15	OTHER EQUIPMENT	68,961	11	57,208	9
16	ACCUMULATED	167,424	26	142,006	22
17	CONSTRUCTION IN PROGRESS	19,740	3	27,330	4
18	DEFERRED ASSETS (NET)	**12,871**	**2**	**3,565**	**1**
19	OTHER ASSETS	**0**	**0**	**0**	**0**
20	TOTAL LIABILITIES	**377,158**	100	**284,461**	100
21	CURRENT LIABILITIES	**165,405**	**44**	**101,356**	**36**
22	SUPPLIERS	41,685	11	23,262	8
23	BANK LOANS	106,537	28	50,505	18
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	4,101	1	7,532	3
26	OTHER CURRENT LIABILITIES	13,082	3	20,057	7
27	LONG-TERM LIABILITIES	**147,751**	**39**	**183,105**	**64**
28	BANK LOANS	147,751	39	183,105	64
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	**64,002**	**17**	**0**	**0**
32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**278,248**	100	**354,211**	100
36	CONTRIBUTED CAPITAL	**176,033**	**63**	**180,169**	**51**
37	PAID-IN CAPITAL STOCK (NOMINAL)	46,139	17	47,200	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	94,140	34	95,945	27
39	PREMIUM ON SALES OF SHARES	35,754	13	37,024	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	**102,215**	**37**	**174,042**	**49**
42	RETAINED EARNINGS AND CAPITAL RESERVE	162,672	58	185,677	52
43	REPURCHASE FUND OF SHARES	16,530	6	6,875	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(126,657)	(46)	(90,481)	(26)
45	NET INCOME FOR THE YEAR	49,670	18	71,971	20

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2000**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**5,120**	100	**2,709**	100
46	CASH	3,569	70	2,359	87
47	SHORT-TERM	1,551	30	350	13
18	DEFERRED ASSETS (NET)	**12,871**	100	**3,565**	100
48	AMORTIZED OR REDEEMED	12,871	100	3,565	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**165,405**	100	**101,356**	100
52	FOREING CURRENCY	131,814	80	56,094	55
53	MEXICAN PESOS	33,591	20	45,262	45
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0		0
56	CURRENT MATURITIES OF	0	0		0
26	OTHER CURRENT LIABILITIES	**13,082**	100	**20,057**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	13,082	100	20,057	100
27	LONG-TERM LIABILITIES	**147,751**	100	**183,105**	100
59	FOREING CURRENCY	147,751	100	183,105	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS	0	0		0
62	MEDIUM TERM	0	0		0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH	0	0		0
64	OTHER LOANS WITHOUT	0	0		0
31	DEFERRED LOANS	**64,002**	100	**0**	100
65	NEGATIVE	0	0		0
66	DEFERRED	64,002	100		0
67	OTHERS	0	0		0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(126,657)**	100	**(90,481)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(63,993)	(51)	(51,315)	(57)
71	INCOME FROM NON-MONETARY POSITION	(62,664)	(49)	(39,166)	(43)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	90,980	118,797
73	PENSIONS FUND AND SENIORITY	2,704	1,429
74	EXECUTIVES	10	10
75	EMPLOYERS	319	276
76	WORKERS (*)	1,074	828
77	CIRCULATION SHARES	132,881,000	135,935,000
78	REPURCHASED SHARES	6,559,000	3,819,048

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 **2000**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**480,114**	100	**492,388**	100
2	COST OF	314,784	66	328,935	67
3	GROSS INCOME	**165,330**	**34**	**163,453**	**33**
4	OPERATING	68,248	14	64,404	13
5	OPERATING INCOME	**97,082**	**20**	**99,049**	**20**
6	TOTAL FINANCING	9,734	2	(2,933)	(1)
7	INCOME AFTER FINANCING COST	**87,348**	**18**	**101,982**	**21**
8	OTHER FINANCIAL OPERATIONS	14,023	3	2,512	1
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**73,325**	**15**	**99,470**	**20**
10	RESERVE FOR TAXES AND WORKERS' SHARING	23,655	5	39,046	8
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**49,670**	**10**	**60,424**	**12**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**49,670**	**10**	**60,424**	**12**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**49,670**	**10**	**60,424**	**12**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	(11,547)	(2)
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**49,670**	**10**	**71,971**	**15**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	**480,114**	100	**492,388**	100
21	DOMESTIC	231,730	48	237,230	48
22	FOREIGN	248,384	52	255,158	52
23	TRANSLATED INTO DOLLARS	25,240	5	23,456	5
6	TOTAL FINANCING COST	**9,734**	100	**(2,933)**	100
24	INTEREST	23,407	240	17,752	605
25	EXCHANGE	44,055	453	41,282	1,408
26	INTEREST	1,071	11	488	17
27	EXCHANGE	40,968	421	45,944	1,566
28	GAIN DUE TO MONETARY	(15,689)	(161)	(15,535)	(530)
8	OTHER FINANCIAL OPERATIONS	**14,023**	100	**2,512**	100
29	OTHER NET EXPENSES (INCOME)	14,023	100	2,512	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**23,655**	100	**39,046**	100
32	INCOME	7,119	30	29,876	77
33	DEFERED INCOME	14,939	63	0	0
34	WORKERS' PROFIT	1,597	7	9,170	23
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	586,588	584,064
37	NET INCOME OF THE YEAR	23,480	92,447
38	NET SALES (**)	480,114	492,388
39	OPERATION INCOME (**)	97,082	99,049
41	NET CONSOLIDATED INCOME	49,670	71,971

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 **2000**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**49,670**	**71,971**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	18,947	20,961
3	CASH FLOW FROM NET INCOME OF THE YEAR	**68,617**	**92,932**
4	CASH FLOW FROM CHANGE IN WORKING	(36,388)	9,904
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**32,229**	**102,836**
6	CASH FLOW FROM EXTERNAL	20,679	(18,422)
7	CASH FLOW FROM INTERNAL	(11,820)	37
8	CASH FLOW GENERATED (USED) BY FINANCING	**8,859**	**(18,385)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**(38,677)**	**(82,749)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	2,411	1,702
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	2,709	1,007
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	5,120	2,709

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 2000

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**18,947**	**20,961**
13	DEPRECIATION AND AMORTIZATION FOR THE	33,361	35,824
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	1,275	672
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(15,689)	(15,535)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**(36,388)**	**9,904**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(1,779)	(5,807)
19	+ (-) DECREASE (INCREASE) IN	(34,649)	19,705
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(6,702)	(5,753)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	18,423	(10,927)
22	+ (-) INCREASE (DECREASE) IN OTHER	(11,681)	12,686
6	CASH FLOW FROM EXTERNAL FINANCING	**20,679**	**(18,422)**
23	+ SHORT-TERM BANK AND STOCK MARKET	56,033	(796)
24	+ LONG-TERM BANK AND STOCK MARKET	(35,354)	(17,626)
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(11,820)**	**37**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	8,178	1,636
31	(-) DIVIDENS	(29,654)	0
32	+ PREMIUM ON SALE OF	9,656	(1,599)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**(38,677)**	**(82,749)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	4
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(46,268)	(80,883)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	(1,870)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	7,591	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 2000

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	10.35 %	14.62 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	17.85 %	20.32 %
3	NET INCOME TO TOTAL ASSETS (**)	7.58 %	11.27 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	44.46 %	44.46 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	31.59 %	21.59 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.73 times	0.77 times
7	NET SALES TO FIXED ASSETS (**)	1.24 times	1.19 times
8	INVENTORIES ROTATION (**)	2.83 times	4.28 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	85 days	82 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.20 %	7.60 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.55 %	44.54 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.36 times	0.80 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	74.12 %	84.09 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.26 %	44.13 %
15	OPERATING INCOME TO INTEREST PAID	4.15 times	5.58 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.27 times	1.73 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.55 times	2.17 times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	0.88 times	1.41 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.68 times	0.77 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.10 %	2.67 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	14.29 %	18.87 %
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(7.58) %	2.01 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.38 times	5.79 times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	233.42 %	100.20 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(133.42) %	(0.20) %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	119.63 %	97.74 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 2000

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.37		$ 0.49	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.09		$ 2.61	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.73	times	0.82	times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	4.13	times	4.01	times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

Reporte al Cuarto Trimestre del 2000

Comentarios a los Estados Financieros
En el año 2000 vs 1999
Valores en términos de dólares

- Las ventas totales son superiores en un 7.8%.
- La utilidad bruta mejora un 11.7%.
- La utilidad de operación aumenta 8.3%
- La Uafida crece un 6.9%.

En el año 2000 se logró vender un volumen de 6,719,767 kilos que representa un 5.9% superior al del año 1999. Los volúmenes se componen en un 59.3% para exportación y un 40.7% para el mercado nacional.

Ultimos 12 meses (enero-diciembre)

El peso registró una depreciación de 1.2% con respecto al dólar y la inflación fue de 8.9%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.

	Cifras UDM en miles de dólares		Variación	
	1999	2000	Dls.	Pesos
VENTAS	45,223	48,751	7.8%	-2.5%
UTILIDAD BRUTA	15,006	16,759	11.7%	1.1%
UTILIDAD OPER	9,062	9,815	8.3%	-2.0%
UAFIDA	12,348	13,204	6.9%	-3.3%
UTILIDAD NETA	6,411	4,993	-22.1%	-31.0%

Estado de Resultados 4T00 vs 4T99 (octubre-diciembre)

Las ventas totales disminuyeron 5.4% en volumen, 4.0% en dólares y 11.7% en pesos.

Las ventas nacionales se redujeron 6.8% en volumen, 4.2% en dólares y 12.1% en pesos.
Las ventas de exportación disminuyeron 4.2% en volumen, 3.9% en dólares y 11.3% en pesos. La diferencia porcentual entre dólares y pesos se relaciona con la actualización por B-10.

El margen bruto disminuye de 31.5% a 29.4%.
Los gastos de operación pasan de 15.5% a 17.9% sobre ingresos.
El margen de operación fue de 16.1% en el 4T99 y de 11.5% en el 4T00.

La UAFIDA representa el 19.8% sobre ventas, mientras que en el 4T99 registró 23.6%

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $2.3 millones de pesos en el 4T00 contrastando con $4.3 millones de pesos durante el 4T99.

Los intereses pagados comparados con el 4T99 aumentaron 33.2% en pesos y 44.6% en dólares por crecimiento de 1.49 puntos en la tasa y por mayor endeudamiento en US$4.4 millones utilizados para incrementar la capacidad. Los intereses con respecto a ventas representan el 6.2%.
La cobertura UAFIDA a intereses es 3.2 veces. La tasa promedio de préstamos es 8.65% en dólares.
La paridad cambiaria resultó en $3.2 millones de pesos en comparación de $3.3 millones al 4T99.
El Repomo al 4T00 fue de $(6.9) millones de pesos comparado con $(3.1) al 4T99.

Otras Operaciones Financieras
Se registran $2.1 millones principalmente por la revaluación de inventarios al nuevo costo estándar e indemnización extraordinaria de personal.

Impuestos, PTU y Partidas Extraordinarias
Se registran $(11.1) millones de pesos por concepto de ISR y PTU, motivados principalmente por el beneficio fiscal de deducir el incremento de inventarios. Sin embargo, por tratarse de una partida que genera impuesto diferido, se hace una afectación a resultados en el rubro de diferidos por $10.4 millones.

Utilidad Neta
La utilidad neta en el trimestre fue de $7.5 millones de pesos representando el 7.7% de las ventas, registrando un crecimiento del 97.5% contra el 4T99.

Resultados Ultimos Doce Meses 2000 vs 1999 (enero-diciembre)

Las ventas totales crecieron 5.9% en volumen, 7.8% en dólares y disminuyeron 2.5% en pesos.
Las ventas nacionales crecieron 4.5% en volumen, 8.0% en dólares y disminuyeron 2.3% en pesos, por mayor demanda interna y mejor cobertura del mercado. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios principalmente se rigen sobre la base del dólar.

Las ventas de exportación aumentaron 7.0% en volumen, 7.6% en término de dólares y disminuyeron 2.7% en pesos, por mayor volumen de ventas al exterior. La diferencia porcentual entre el volumen y valor en pesos se relaciona con los efectos de la apreciación del peso.

El margen bruto pasó del 33.2% a 34.4%

Los gastos de operación aumentaron 1.1 puntos para ubicarse en 14.2% sobre ventas. Los gastos de venta permanecen en el mismo nivel de 5.9%. Los gastos de administración pasaron del 7.2% al 8.3% por menores ingresos e incremento en sueldos superiores a la inflación.
El margen de operación pasó del 20.1% al 20.2%.
La utilidad de operación aumentó 8.3% en dólares y disminuyó 2.0% en pesos.
La UAFIDA representa el 27.2% con respecto a ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento a diciembre de 1999 representó $(2.9) millones de pesos en comparación de $9.7 millones a diciembre del 2000.

Los intereses pagados pasaron de $17.7 a $23.4 millones de pesos y su relación a ventas pasó de 3.6% en 1999 a 4.9% en el 2000. En términos de dólares pasaron de $1.6 a $ 2.3 millones.
La paridad cambiaria pasó de $(4.6) millones a $3.0 millones de pesos.
El Repomo a diciembre de 1999 fue de $(15.5) millones de pesos, comparado con $(15.6) millones de pesos a diciembre del 2000.

Otras Operaciones Financieras

Para el ejercicio 2000 se registran $7.7 millones de pesos por el efecto proveniente de la valuación de los inventarios con un costo estándar menor acorde a la nueva capacidad de producción.
Adicionalmente se registraron gastos de capacitación de personal y los inherentes a las nuevas inversiones, separándolos del costo directo de fabricación

Impuestos, PTU y Partidas Extraordinarias
El ISR y PTU disminuyen de $39 millones de pesos a $8.7 millones de pesos.
Durante el 2000 se registran $14.9 millones de pesos por Impuestos Diferidos por D-4. En Partidas Extraordinarias durante 1999 se reconocen $(11.5) millones por recuperación del Impac.

Utilidad Neta
El margen neto pasó de 14.6% a 10.3%. La UPA últimos doce meses es de $0.37

Balance al 31 de diciembre del 2000 vs 31 de diciembre de 1999.

Los activos totales mostraron un aumento real de 2.6% en pesos, mientras que en términos de dólares crecieron 10.5%. El principal rubro de aumento fue en el activo circulante con un 16.5% en pesos y un 25.4% en dólares, mientras que el activo fijo disminuyó un 6.9% en pesos y tuvo un pequeño aumento en dólares del 0.2%.

El pasivo total en pesos aumentó 32.6% incidido principalmente por la aplicación del D-4 que al cierre de diciembre del 2000 asciende a $64.0 millones de pesos, cifra que no afecta el flujo de efectivo y operaciones de la empresa.

La deuda con costo en pesos aumentó 8.8% y en dólares se incrementó 17.23% pasando de US$ 22.5 a US$ 26.4 millones. La composición de la deuda con costo es de 41.9% a corto plazo y 58.1% a largo plazo.

El capital contable disminuyó $75.9 millones de pesos que representa un 21.4% en pesos o 15.4% en dólares debido principalmente a la aplicación del D-4 que representa $64.0 millones de pesos, y a la cuenta de insuficiencia en la actualización de capital que se incrementó $36.1 millones de pesos por el diferencial entre el desliz cambiario e inflación.

La utilidad neta acumulada a diciembre del 2000 asciende a $49.6 millones de

pesos.

Asuntos Generales

Hilasal Mexicana obtuvo en Noviembre del 2000 por parte de la firma KPMG la recomendación para certificar su Sistema de Calidad ante la Norma ISO 9001 lo que contribuye a la confiabilidad en el producto y mejora continua del proceso.

El índice de bursatilidad cerró el año 2000 en el lugar 59, pasando de bursatilidad baja a media y mejorando su posición con respecto al lugar 65 que ocupó tanto en diciembre de 1999 como en septiembre del 2000.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero

116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Diciembre del 2000 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 46,139

Actualización $ 94,140

Prima en colocación acciones $ 35,754

Resultados acumulados $ 162,672

Reserva para recompra de acciones $ 16,530

Exceso o insuficiencia $(126,657)

Resultado del ejercicio $ 49,670

TOTAL CAPITAL CONTABLE $ 278,248

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Diciembre del 2000 el monto autorizado es de $ 22,163 de los cuales se han utilizado a esa fecha $ 5,633.

El saldo al 31 de Diciembre del 2000 asciende a $ 16,530.

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 23,407
Intereses a favor $ (1,071)
Intereses netos $ 22,336
Efecto por paridad cambiaria $ 3,087
Resultado por posición monetaria $ (15,689)

TOTAL COSTO $ 9,734

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Índice Resultado Acumulado neto mes
Inicio Cierre

Dic.94 1,923 89.3025 96.455
Dic.95 4,126 156.915
Dic.96 32,728 200.388
Dic.97 44,008 231.886 Dic.98 56,867 275.038
Dic.99 66,053 308.919
Ene.00 (885) 313.067 (823)
Feb.00 8,984 315.844 9,260
Mar.00 19,248 317.595 9,685
Abr.00 20,839 319.402 1,510
May.00 22,075 320.596 1,177
Jun.00 25,019 322.495 2,821
Jul.00 35,103 323.753 9,699
Ago.00 42,503 325.532 7,157
Sept.00 41,984 327.910 (506)
Oct.00 43,741 330.168 1,723
Nov.00 48,711 332.991 4,917
Dic.00 49,670 336.596 213

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **4** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **NON CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	46,422	5,669	40,753	59,786	11,854	88,685
MACHINERY	239,529	76,446	163,083	84,601	57,814	189,870
TRANSPORT EQUIPMENT	3,789	1,167	2,622	1,783	784	3,621
OFFICE EQUIPMENT	2,348	1,257	1,091	1,625	328	2,388
COMPUTER EQUIPMENT	5,188	1,803	3,385	661	964	3,082
OTHER	32,191	5,204	26,987	19,806	4,135	42,658
DEPRECIABLES TOTAL	**329,467**	**91,546**	**237,921**	**168,262**	**75,879**	**330,304**
NOT DEPRECIATION ASSETS						
GROUNDS	3,697	0	3,697	30,839	0	34,536
CONSTRUCTIONS IN PROCESS	19,740	0	19,740	0	0	19,740
OTHER	1,570	0	1,570	0	0	1,570
NOT DEPRECIABLE TOTAL	**25,007**	**0**	**25,007**	**30,839**	**0**	**55,846**
TOTAL	**354,474**	**91,546**	**262,928**	**199,101**	**75,879**	**386,150**

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBV	25/07/2000	7.83	0	0	0	4,805	0	0	0	0	0	0	0	0	0	0
SANTANDER	14/09/2000	8.11	0	0	0	6,996	0	0	0	0	0	0	0	0	0	0
SANTANDER	23/11/2000	8.01	0	0	0	9,610	0	0	0	0	0	0	0	0	0	0
SANTANDER	22/12/2000	7.89	0	0	0	11,051	0	0	0	0	0	0	0	0	0	0
SEFIN	22/12/2000	7.73	0	0	0	14,895	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/06/1998	7.91	0	0	0	0	0	0	0	0	0	12,813	12,813	6,407	0	0
CITIBANK	25/03/1999	9.36	0	0	0	0	0	0	0	0	0	6,727	6,727	6,727	3,363	0
CITIBANK	27/03/2000	8.64	0	0	0	0	0	0	0	0	0	0	28,829	0	0	0
COMERICA	04/06/2000	9.30	0	0	0	0	0	0	0	0	0	8,409	8,409	8,408	8,408	0
COMERICA	27/09/2000	8.46	0	0	0	0	0	0	0	0	0	0	14,415	14,415	14,415	14,415
SANTANDER	29/09/2000	8.71	0	0	0	0	0	0	0	0	0	31,231	0	0	0	0
TOTAL BANKS			0	0	0	47,357	0	0	0	0	0	59,180	71,193	35,957	26,186	14,415
PROVEEDORES																
VARIOS			21,823	0	19,862	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			21,823	0	19,862	0	0	0	0	0	0	0	0	0	0	0
VARIOS			7,667	0	5,415	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			7,667	0	5,415	0	0	0	0	0	0	0	0	0	0	0
			29,490	0	25,277	47,357	0	0	0	0	0	59,180	71,193	35,957	26,186	14,415

NOTES

TODOS LOS CREDITOS SE ENCUENTRAN CONTRATADOS EN DOLARES Y PARA SU EXPRESION EN PESOS SE UTILIZO EL TIPO DE CAMBIO DE $9.6098 PESOS POR DOLAR

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2000**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	25,240	248,384	0	0	248,384
OTHER	0	0	0	0	0
TOTAL	**25,240**	**248,384**			**248,384**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	8,666	83,283	0	0	83,283
INVESTMENTS	1,130	10,859	3,475	33,394	44,253
OTHER	0	0	0	0	0
TOTAL	**9,796**	**94,142**	**3,475**	**33,394**	**127,536**
NET BALANCE	**15,444**	**154,242**	**(3,475)**	**(33,394)**	**120,848**
FOREING MONETARY POSITION					
TOTAL ASSETS	**7,050**	**67,749**	**213**	**2,047**	**69,796**
LIABILITIES POSITION	**28,422**	**273,130**	**132**	**1,268**	**274,398**
SHORT TERM LIABILITIES POSITION	5,057	48,597	132	1,268	49,865
LONG TERM LIABILITIES POSITION	23,365	224,533	0	0	224,533
NET BALANCE	**(21,372)**	**(205,381)**	**81**	**779**	**(204,602)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION DE DOLARES FUE $9.6098 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	144,998	280,691	135,693	1.34	1,818
FEBRUARY	139,580	277,639	138,059	0.88	1,215
MARCH	152,788	281,768	128,980	0.55	709
APRIL	154,533	332,854	178,321	0.56	998
MAY	151,871	377,191	225,320	0.37	834
JUNE	145,600	371,467	225,867	0.59	1,333
JULY	144,720	365,127	220,407	0.39	860
AUGUST	144,370	354,324	209,954	0.54	1,134
SEPTEMBER	135,732	342,337	206,605	0.73	1,508
OCTOBER	154,073	342,177	188,104	0.68	1,279
NOVEMBER	150,301	354,020	203,719	0.85	1,732
DECEMBER	143,157	353,289	210,132	1.08	2,269
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**15,689**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

QUARTER: **4** YEAR: **2000**

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	780	82
PLANTA GUADALAJARA	PROCESO TERMINAL	780	82
OFICINAS MEXICO	OFICINA ADMINISTRATIVA	0	0

NOTES

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA Y CHEMICAL			SI	9.83
		ALGODON	HOHENBERG,REINHART, ALLENBERG,CHEMITALI	SI	34.74

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	7,600	333,506 0 0 0	2,733 0 0 0	231,730	52.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,PREMIUMS, OTRAS.	SAMS,COMERCIAL MEXICANA,GIGANTE, LIVERPOOL,SORIANA, CASA LEY,CHEDRAUI.
TOTAL		333,506		231,730			

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0 0 0 0 0	3,987 0 0 0 0	248,384	ESTADOS UNIDOS	HILASAL,ARISTOCRAT Y LA DE NUESTROS CLIENTES	FASHION TOWELS, BEACH PRODUCTS, SOBEL WESTEX, KHAN, BARTH AND DREFUSS
TOTAL				248,384			

NOTES

STOCK EXCHANGE CO HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 YEAR: 2000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **0000** | 0

Number of shares Outstanding at the Date of the NFEA: (Units) | 0

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF | 0

Number of shares Outstanding at the Date of the NFEA: (Units) | 0

STOCK EXCHANGE CO **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

STOCK EXCHANGE CO HILASAL QUARTER: 4 YEAR: 2000

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** — 49,309

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 135,935,000

[X] ARE FIGURES FISCALLY AUDITED? [] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	A	133,499,000.00	17/04/2000	29,369,780.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS:	23,480
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	1,596
- NON-DEDUCTABLES	1,482
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	13,262

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2000 — 36,490

Number of shares Outstanding at the Date of the NFEAR (Units) — 132,881

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 4 **2000**

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	39,139
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**39,139**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
132,881,000

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	6,559,000	1.79878	1.53000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2000 AND 1999 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ DIRECTOR EJECUTIVO DE FINANZAS	JOSE LUIS GONZALEZ SILVA GERENTE FINANCIERO Y ADMINISTRATIVO

EL SALTO, JAL, AT FEBRUARY 19 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL | FECHA: 19/02/200 18:46

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET: www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/02/200 18:46

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 19/02/200 18:46

NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

03 FEB 22 [illegible] 7:21



First Quarter Report
2000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**

Quarter: 1 Year: 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2000 AND 1999

(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**628,837**	**100**	**588,179**	**100**
2	**CURRENT ASSETS**	**219,598**	**35**	**209,832**	**36**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,966	0	2,751	0
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	142,052	23	114,849	20
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	6,254	1	7,043	1
6	INVENTORIES	68,326	11	85,189	14
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**6**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	6	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**403,356**	**64**	**374,958**	**64**
13	PROPERTY	135,862	22	113,001	19
14	MACHINERY AND INDUSTRIAL	319,932	51	314,199	53
15	OTHER EQUIPMENT	59,649	9	38,070	6
16	ACCUMULATED DEPRECIATION	144,788	23	120,346	20
17	CONSTRUCTION IN PROGRESS	32,701	5	30,034	5
18	**DEFERRED ASSETS (NET)**	**5,883**	**1**	**3,383**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**338,497**	**100**	**252,932**	**100**
21	**CURRENT LIABILITIES**	**112,468**	**33**	**86,798**	**34**
22	SUPPLIERS	21,379	6	16,876	7
23	BANK LOANS	54,742	16	53,111	21
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,038	3	2,719	1
26	OTHER CURRENT LIABILITIES	25,309	7	14,092	6
27	**LONG-TERM LIABILITIES**	**170,296**	**50**	**166,134**	**66**
28	BANK LOANS	170,296	50	166,134	66
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**55,733**	**16**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**290,340**	**100**	**335,247**	**100**
36	**CONTRIBUTED CAPITAL**	**181,400**	**62**	**174,882**	**52**
37	PAID-IN CAPITAL STOCK (NOMINAL)	47,200	16	48,417	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	97,548	34	90,125	27
39	PREMIUM ON SALES OF SHARES	36,652	13	36,340	11
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**108,940**	**38**	**160,365**	**48**
42	RETAINED EARNINGS AND CAPITAL RESERVE	200,281	69	175,191	52
43	REPURCHASE FUND OF SHARES	2,901	1	7,495	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(113,371)	(39)	(53,620)	(16)
45	NET INCOME FOR THE YEAR	19,129	7	31,299	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2000**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,966**	**100**	**2,751**	**100**
46	CASH	2,357	79	2,472	90
47	SHORT-TERM INVESTMENTS	609	21	279	10
18	**DEFERRED ASSETS (NET)**	**5,883**	**100**	**3,383**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	5,883	100	3,383	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**112,468**	**100**	**86,798**	**100**
52	FOREING CURRENCY LIABILITIES	59,469	53	59,940	69
53	MEXICAN PESOS LIABILITIES	52,999	47	26,858	31
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**25,309**	**100**	**14,092**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	25,309	100	14,092	100
27	**LONG-TERM LIABILITIES**	**170,296**	**100**	**166,134**	**100**
59	FOREING CURRENCY LIABILITIES	170,296	100	166,134	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**55,733**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	55,733	100	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(113,371)**	**100**	**(53,620)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(54,214)	(48)	(43,323)	(81)
71	INCOME FROM NON-MONETARY POSITION	(59,157)	(52)	(10,297)	(19)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	107,130	123,034
73	PENSIONS FUND AND SENIORITY	329	901
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	291	250
76	WORKERS (*)	872	833
77	CIRCULATION SHARES (*)	133,496,000	138,554,000
78	REPURCHASED SHARES (*)	5,944,000	975,575

21/02/2003 17:11

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **1** YEAR**2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**133,033**	**100**	**118,616**	**100**
2	COST OF SALES	82,750	62	79,740	67
3	**GROSS INCOME**	**50,283**	**38**	**38,876**	**33**
4	OPERATING	16,661	13	13,594	11
5	**OPERATING INCOME**	**33,622**	**25**	**25,282**	**21**
6	TOTAL FINANCING	(2,275)	(2)	(8,315)	(7)
7	**INCOME AFTER FINANCING COST**	**35,897**	**27**	**33,597**	**28**
8	OTHER FINANCIAL OPERATIONS	6,758	5	(508)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**29,139**	**22**	**34,105**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	10,010	8	2,806	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**19,129**	**14**	**31,299**	**26**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**19,129**	**14**	**31,299**	**26**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**19,129**	**14**	**31,299**	**26**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**19,129**	**14**	**31,299**	**26**

21/02/2003 17:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**133,033**	**100**	**118,616**	**100**
21	DOMESTIC	72,194	54	58,427	49
22	FOREIGN	60,839	46	60,189	51
23	TRANSLATED INTO DOLLARS (***)	6,031	5	5,429	5
6	**TOTAL FINANCING COST**	**(2,275)**	**100**	**(8,315)**	**100**
24	INTEREST PAID	5,406	238	4,962	60
25	EXCHANGE LOSSES	7,212	317	10,725	129
26	INTEREST EARNED	577	25	26	0
27	EXCHANGE PROFITS	10,576	465	16,811	202
28	GAIN DUE TO MONETARY POSITION	(3,740)	(164)	(7,165)	(86)
8	**OTHER FINANCIAL OPERATIONS**	**6,758**	**100**	**(508)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	6,758	100	(508)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**10,010**	**100**	**2,806**	**100**
32	INCOME TAX	10,897	109	1,156	41
33	DEFERED INCOME TAX	(4,519)	(45)	0	0
34	WORKERS' PROFIT SHARING	3,632	36	1,650	59
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

21/02/2003 17:11

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **1** YEAR**2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	141,708	146,090
37	NET INCOME OF THE YEAR	36,323	0
38	NET SALES (**)	503,810	428,168
39	OPERATION INCOME (**)	106,684	96,869
41	NET CONSOLIDATED INCOME (**)	58,363	81,190

21/02/2003 17:11

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **1** YEAR:**2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**19,129**	**31,299**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	213	2,695
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**19,342**	**33,994**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	11,448	(6,442)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**30,790**	**27,552**
6	CASH FLOW FROM EXTERNAL FINANCING	44,564	(18,552)
7	CASH FLOW FROM INTERNAL FINANCING	(71,770)	2,920
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(27,206)**	**(15,632)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,358)**	**(10,114)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	226	1,806
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,740	945
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,966	2,751

21/02/2003 17:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**213**	**2,695**
13	DEPRECIATION AND AMORTIZATION FOR THE	8,143	9,676
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	329	186
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(8,259)	(7,167)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**11,448**	**(6,442)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(11,831)	1,185
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	9,299	5,836
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	3,481	(1,279)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(2,141)	(15,383)
22	+ (-) INCREASE (DECREASE) IN OTHER	12,640	3,199
6	**CASH FLOW FROM EXTERNAL FINANCING**	**44,564**	**(18,552)**
23	+ SHORT-TERM BANK AND STOCK MARKET	3,678	4,707
24	+ LONG-TERM BANK AND STOCK MARKET	(14,844)	(23,259)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	55,730	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(71,770)**	**2,920**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(70,985)	3,024
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(785)	(104)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,358)**	**(10,114)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(4,109)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	1,707	(6,005)
36	(-) INCREASE IN CONSTRUCTIONS IN	(5,065)	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

21/02/2003 17:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 **2000**
HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	14.38	%	26.39	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	20.10	%	24.22	%
3	NET INCOME TO TOTAL ASSETS (**)	9.28	%	13.80	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	19.55	%	22.89	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.80	times	0.73	times
7	NET SALES TO FIXED ASSETS (**)	1.25	times	1.14	times
8	INVENTORIES ROTATION (**)	4.83	times	3.23	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	84	days	76	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	8.55	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.83	%	43.00	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.17	times	0.75	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	67.88	%	89.38	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.22	%	44.31	%
15	OPERATING INCOME TO INTEREST PAID	6.22	times	5.10	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.49	times	1.69	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.95	times	2.42	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.35	times	1.44	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.65	times	0.83	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.64	%	3.17	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	14.54	%	28.66	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	8.61	%	(5.43)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.70	times	5.55	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(163.80)	%	118.68	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	263.80	%	(18.68)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(50.83)	%	59.37	

21/02/2003 17:11

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.41	$ 0.53
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.17	$ 2.42
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.02 times	1.09 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	5.07 times	4.51 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

21/02/2003 17:11

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC /

CLAVE DE COTIZACION: **HILASAL** TRIMESTRE: **1** AÑO: **2000**
HILASAL MEXICANA S.A. DE C.V.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

SIN CONSOLIDAR
Impresión Previa

Reporte al Primer Trimestre del 2000
Comentarios a los Estados Financieros
En el trimestre

- Ø El crecimiento del 17.0% en el volumen de ventas estuvo en línea con nuestras expectativas.
- Ø Se implementaron incrementos en precios en el mercado nacional.
- Ø Los márgenes bruto y operativo se mejoraron sustancialmente.
- Ø La calidad de producción mejoró 2.2 puntos contribuyendo de manera importante a la utilidad.
- Ø Se inicia el registro del Boletín D-4 de Impuestos Diferidos.

Durante los últimos doce meses el peso registró una apreciación de 2.5% con respecto al dólar y la inflación fue de 10.1%, ambos eventos tuvieron importantes repercusiones en nuestros estados financieros al actualizar los valores conforme a los principios de contabilidad.
La empresa efectúa la mayoría de sus operaciones en dólares. Para facilitar el entendimiento de la compañía se presenta Estado de Resultados y Balance al 31 de marzo del 2000 en dólares convertidos al tipo de cambio de cierre de cada mes comparados con 1999.

Cifras Ultimos 12 meses en miles de dólares			Variación	
	1999	2000	Dls.	Pesos
Ventas	37,241	47,540	27.7%	9.8%
Utilidad Bruta	13,275	16,427	23.7%	5.8%
Utilidad Operación	8,362	10,083	20.6%	2.8%
UAFIDA	11,393	13,295	16.7%	- 0.3%
Utilidad Neta	7,083	4,379	-38.2%	-32.9%

Estado de Resultados 1T00 vs 1T99 (enero-marzo)
Las ventas totales aumentaron 17.0% en volumen, 21.4% en dólares y 4.6% en pesos.

Las ventas nacionales crecieron 25.6% en volumen, 33.6% en dólares y 15.3% en pesos, por mayor demanda interna, incremento en precios y el efecto de Semana Santa que en 1999 afectó el primer trimestre. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios se rigen en base al dólar.
Las ventas de exportación aumentaron 10.5% en volumen, 9.7% en dólares y disminuyeron 5.7% en pesos. La diferencia porcentual entre el volumen y valor en pesos se relaciona con la apreciación del peso, mayores volúmenes de venta de productos de menor valor agregado y menor margen.

El margen bruto pasa del 32.8% al 37.8% debido a la mayor participación de la venta nacional y disminuciones en el costo motivadas por la reducción en el precio del algodón, mejoras en la calidad y mayor utilización de capacidad disponible.

Los gastos de operación pasan del 11.5% al 12.5% sobre ingresos por adecuaciones a la estructura de ventas y administración para enfrentar mayores volúmenes de operación y un crecimiento en sueldos por encima de la inflación.
El margen de operación representó el 25.3% comparado contra 21.3% al 1T99.
La UAFIDA aumentó 29.8% en término de dólares y 11.6% en pesos durante el periodo de referencia, sobresaliendo el crecimiento del 58.1% respecto al

4T99.

Costo Integral de Financiamiento
El costo integral de financiamiento fue de $(2.1) millones de pesos en el 1T00 comparado con $ (8.3) millones de pesos durante el mismo periodo del año anterior.
Los intereses pagados comparados con el 1T99 aumentaron 1.7% en pesos y 18.2% en dólares por un crecimiento de 0.59 puntos en la tasa y por mayor endeudamiento. Los intereses con respecto a ventas representan el 4.1% comparados con el 4.2% en el 1T99.
La cobertura UAFIDA a intereses es 7.7 veces. La tasa promedio de préstamos es de 7.5% en dólares.
La paridad cambiaria resultó en $(3.1) millones de pesos, en comparación de $(6.1) millones de pesos al 1T99, debido a una menor apreciación del peso frente al dólar.
El Repomo al 1T00 fue de $(3.5) millones de pesos comparado con $(7.2) millones de pesos por el 1T99, principalmente por menor inflación en el periodo.

Otras Operaciones Financieras
Se registra el efecto de $5.5 millones proveniente de la valuación de los inventarios con un menor costo estándar acorde a la nueva capacidad utilizada.

Impuestos, PTU y Partidas Extraordinarias
Se registran $13.5 millones por concepto de ISR y PTU como provisión a las utilidades del trimestre. El cálculo de impuestos diferidos por la aplicación del D-4 ascendió a $(4.2) millones de pesos favorables debido principalmente a la disminución de los inventarios.

Utilidad Neta
La utilidad neta representa el 14.4% de la venta y la UPA del trimestre se ubica en $0.13.

Resultados Ultimos Doce Meses 2000 vs 1999 (abril-marzo)
Las ventas totales aumentaron 22.9% en volumen, 27.7% en dólares y 9.8% en pesos.

Las ventas nacionales crecieron 16.9% en volumen, 25.5% en dólares y 6.5% en pesos, por mayor demanda interna. La diferencia porcentual entre el volumen y valor en pesos se debe a que nuestros precios se rigen en base al dólar.
Las ventas de exportación aumentaron 27.6% en volumen, 29.9% en término de dólares y 13.2% en pesos, por mayor participación de mercado. La diferencia porcentual entre el volumen y valor en pesos se relaciona a los efectos de la apreciación del peso.

El margen bruto pasó del 35.8% al 34.5% debido principalmente a descuentos especiales promovidos por las cadenas de tiendas nacionales.

Los gastos de operación aumentaron 0.2 puntos para ubicarse en 13.3% sobre ventas. Los gastos de venta pasan de 5.4% a 6.0% por adecuaciones a la estructura operativa de ventas anticipando mayores volúmenes. Los gastos de administración pasaron del 7.8% al 7.4% por mayores volúmenes de venta.
El margen de operación pasó del 22.6% al 21.2%.
La utilidad de operación aumentó 20.6% en dólares o 2.8% en pesos.

La UAFIDA se incrementó 16.7% en dólares y disminuyó 0.3% en pesos.

Costo Integral de Financiamiento
El costo integral de financiamiento a marzo de 1999 representó $10.9 millones en comparación de $3.4 millones a marzo del 2000.
Los intereses pagados pasaron de $18.7 a $16.8 millones mejorando su relación a ventas al pasar de 4.4% en 1999 a 3.6% en el 2000. En término de dólares pasaron de $1.6 a $ 1.7 millones.
La paridad cambiaria pasó de $17.0 millones a $(1.4) millones.
El Repomo a marzo de 1999 fue de $(24.6) millones comparado con $(10.9) millones a marzo del 2000, debido principalmente a menor inflación y la apreciación del peso.

Otras Operaciones Financieras
En 1999 se registraron gastos de capacitación de personal y los inherentes a las nuevas inversiones, separándolos del costo directo de fabricación. Para el 1T00 se registra el efecto proveniente de la valuación de los inventarios con un costo estándar menor acorde a la nueva capacidad utilizada.

Impuestos, PTU y Partidas Extraordinarias
Durante 1998 se contaba con escudo fiscal sobre el ISR, agotándose en 1999. En el 1T00 se registra un efecto favorable de $4.2 millones por el efecto de Impuestos Diferidos por la aplicación del D-4.
En Partidas Extraordinarias se reconoce una recuperación del Impac acreditable contra el ISR.

Utilidad Neta
El margen neto pasó de 18.9% a 11.6%. La UPA últimos doce meses es de 0.41. Desde la oferta pública del 1S96 la UPA a tenido un crecimiento en pesos del 167.6% por encima de la inflación.

Balance al 31 de Marzo del 2000 vs 31 de Marzo de 1999.

Los activos totales disminuyeron 0.2% en pesos, en término de dólares creció 12.7% principalmente por el crecimiento del activo fijo en un 13.3%.
Sobresale la mejora de inventarios al pasar de 112 a 75 días. La cartera pasa de 76 a 84 días.

El pasivo total en pesos aumentó 24.9% incidido por el inicio del registro de Impuestos Diferidos por la aplicación del D-4 que al cierre de marzo del 2000 asciende a $52.0 millones de pesos, cifra que no afecta el flujo de efectivo y operaciones de la empresa.
La deuda con costo en pesos disminuyó 4.2% y en dólares se incrementó 8.1% pasando de US$ 20.9 a US$ 22.6 millones.
La composición de la deuda con costo es de 24.3% a corto plazo y 75.7% a largo plazo.

El registro de los Impuestos Diferidos D-4 distorsiona las relaciones de apalancamiento siendo estas:

	Con D-4	Sin D-4
PT/AT	53.8%	45.0%
PT/CC	116.6%	81.7%

Debido a que la cuenta de insuficiencia en la actualización de capital se ha ido incrementando por el diferencial entre el desliz cambiario y la inflación,

y a la aplicación del D-4, el capital contable disminuyó 19.2% en pesos, en dólares esta reducción es del 8.7%.

Asuntos Generales

Para facilitar el entendimiento de la compañía, se resolvió presentar los Estados Financieros en dólares, convertidos al tipo de cambio de cierre de cada mes.

Basándose en los cambios de tecnología por incorporación de nueva maquinaria, se resolvió adoptar como unidad de medida kilos, sustituyendo así el tipo de información que se venía utilizando como unidad de medida en los procesos de producción.

Se formalizó el contrato con Comerica Bank para reemplazar 3.5 millones de dólares de corto plazo a largo plazo.

Se recibió equipo de engomado y costura que forman parte de la VI Etapa de inversión.

Se publicó convocatoria a Asamblea General Ordinaria a celebrarse el 7 de abril la cual contempla un dividendo de 22 centavos por acción.

En el primer trimestre se otorgó un incremento promedio del 15% a la plantilla laboral.

El índice de bursatilidad pasó del lugar 65 en diciembre al lugar 71 a marzo.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2 **SIN CONSOLIDAR**
Impresión Previa

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles , maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma APASA

S.A. DE C.V. registrado en la Comisión Nacional de Valores bajo él numero 116-85-009 y en el Fondo Nacional de Estudios y Proyectos con el registro 839.

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo , la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento , sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Marzo del 2000 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 47.200

Actualización $ 97.548

Prima en colocación acciones $ 36.652

Resultados acumulados $ 200.281
Reserva para recompra de acciones $ 2.901

Exceso o insuficiencia $ (113.371)

Resultado del ejercicio $ 19.129

TOTAL CAPITAL CONTABLE $ 290.340

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Marzo del 2000 el monto autorizado es de $ 10,963 de los cuales se han utilizado a esa fecha $ 8,054.

El saldo al 31 de Marzo del 2000 asciende a $ 2,909.

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo $ 5,406
Intereses a favor $ (577)
Intereses netos $ 4,829
Efecto por paridad cambiaria $ (3,364)
Resultado por posición monetaria $ (3,740)

TOTAL COSTO $ (2,275)

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes Resultado neto Acumulado Índice Resultado neto mes
Inicio Cierre

Dic. 94 1,923 89.3025 96.455
Dic. 95 4,126 156.915
Dic. 96 32,728 200.388
Dic.97 44,008 231.886
DIC.98 56,867 275.038 Dic.99 66,053
308.919
Ene.00 (823) 313.0670
Feb.00 8,121 315.8440
Mar.00 17,806 317.5950

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
5 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

21/02/2003 17:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **HILASAL** QUARTER: 1 YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	42,134	1,967	40,167	58,483	14,063	84,587
MACHINERY	245,335	21,857	223,478	74,596	93,754	204,320
TRANSPORT EQUIPMENT	3,308	781	2,527	1,744	1,191	3,080
OFFICE EQUIPMENT	2,328	199	2,129	1,465	1,224	2,370
COMPUTER EQUIPMENT	4,015	943	3,072	558	972	2,658
OTHER	25,999	1,247	24,752	18,314	6,587	36,479
DEPRECIABLES TOTAL	**323,119**	**26,994**	**296,125**	**155,160**	**117,791**	**333,494**
NOT DEPRECIATION ASSETS						
GROUNDS	3,962	0	3,962	31,284	0	35,246
CONSTRUCTIONS IN PROCESS	32,701	0	32,701	0	0	32,701
OTHER	1,915	0	1,915	0	0	1,915
NOT DEPRECIABLE TOTAL	**38,578**	**0**	**38,578**	**31,284**	**0**	**69,862**
TOTAL	**361,697**	**26,994**	**334,703**	**186,444**	**117,791**	**403,356**

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2000**

Previous Printing
NON CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BBV	12/04/2000	7.47	0	0	0	0	0	0	0	0	0	0	0	0	0	1,078
BBV	01/05/2000	7.39	0	0	0	0	0	0	0	0	0	0	0	0	0	3,131
BBV	01/05/2000	7.39	0	0	0	0	0	0	0	0	0	0	0	0	0	1,263
BBV	01/05/2000	7.41	0	0	0	0	0	0	0	0	0	0	0	0	0	1,625
BBV	01/05/2000	7.40	0	0	0	0	0	0	0	0	0	0	0	0	0	899
BBV	01/05/2000	7.48	0	0	0	1,466	0	0	0	0	0	0	0	0	0	0
BBV	01/05/2000	7.49	0	0	0	0	0	0	0	0	0	0	0	0	0	824
BBV	01/06/2000	7.49	0	0	0	0	0	0	0	0	0	0	0	0	0	550
SANTANDER	04/04/2000	7.40	0	0	0	3,363	0	0	0	0	0	0	0	0	0	0
SANTANDER	25/07/2000	7.44	0	0	0	0	0	0	0	0	0	0	0	0	0	5,671
SANTANDER	08/08/2000	7.28	0	0	0	0	0	0	0	0	0	0	0	0	0	4,677
SANTANDER	02/09/2000	7.33	0	0	0	7,512	0	0	0	0	0	0	0	0	0	0
SANTANDER	11/09/2000	7.40	0	0	0	7,641	0	0	0	0	0	0	0	0	0	0
SANTANDER	16/09/2000	7.47	0	0	0	5,572	0	0	0	0	0	0	0	0	0	0
SERFIN	25/07/2000	7.22	0	0	0	0	0	0	0	0	0	0	0	0	0	7,462
SERFIN	25/08/2000	7.33	0	0	0	0	0	0	0	0	0	0	0	0	0	6,965
WITH WARRANTY																
BOFA	30/06/2003	7.68	0	0	0	0	0	0	0	0	0	8,955	8,955	8,955	4,478	0
OTHER FINANCIAL ENTITIES																
BANCOMER	23/06/2000	7.80	0	0	0	0	0	0	0	0	0	13,267	13,267	13,267	6,633	0
CITIBANK	25/03/2004	9.04	0	0	0	0	0	0	0	0	0	6,966	6,964	6,965	6,965	0
CITIBANK	27/03/2002	8.44	0	0	0	0	0	0	0	0	0	0	29,851	29,851	0	0
TOTAL BANKS			**0**	**0**	**0**	**25,554**	**0**	**0**	**0**	**0**	**0**	**29,188**	**59,037**	**59,038**	**18,076**	**34,145**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Previous Printing
NON CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			18,946	0	2,433	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**18,946**	**0**	**2,433**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOS			23,016	0	2,293	0	0	0	0	0	0	0	0	0	0	0
VARIOS			23,015	0	2,293	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**46,031**	**0**	**4,586**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			64,977	**0**	**7,019**	**25,554**	**0**	**0**	**0**	**0**	**0**	**29,188**	**59,037**	**59,038**	**18,076**	**34,145**

NOTES

TODOS LOS CREDITOS SE ENCUENTRAN CONTRATADOS EN DOLARES Y PARA SU EXPRESION EN PESOS SE UTILIZO EL TIPO DE CAMBIO DE $ 9.2845 PESOS POR DOLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,031	56,518	0	0	56,518
OTHER	0	0	0	0	0
TOTAL	**6,031**	**56,518**			**56,518**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	2,341	21,986	0	0	21,986
INVESTMENTS	856	7,944	2,521	23,406	31,350
OTHER	0	0	0	0	0
TOTAL	**3,197**	**29,930**	**2,521**	**23,406**	**53,336**
NET BALANCE	**2,834**	**26,588**	**(2,521)**	**(23,406)**	**3,182**
FOREING MONETARY POSITION					
TOTAL ASSETS	**7,637**	**70,909**	**[illegible]**	**443**	**71,352**
LIABILITIES POSITION	**23,283**	**216,170**	**81**	**759**	**216,929**
SHORT TERM LIABILITIES POSITION	3,600	33,422	81	759	34,181
LONG TERM LIABILITIES POSITION	19,683	182,748	0	0	182,748
NET BALANCE	**(15,646)**	**(145,261)**	**(33)**	**(316)**	**(145,577)**

21/02/2003 17:11

NOTES

EL TIPO DE CAMBIO UTILIZADA PARA LA CONVERSION A DOLARES FUE $ 9.2845 PESOS POR DOLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR **2000**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	146,623	281,101	134,478	1	1,805
FEBRUARY	141,143	277,721	136,578	1	1,211
MARCH	154,500	284,925	130,424	1	724
ACTUALIZATION:	0	0	0	0	0
CAPITALIZATION:	0	0	0	0	0
FOREIGN CORP.:	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					**3,740**

21/02/2003 17:11

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Previous Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

21/02/2003 17:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	1,060	66
PLANTA GUADALAJARA	PROCESO TERMINAL	1,060	66
OFICINAS MEXICO	OFICINA ADMINISTRATIVA	0	0

21/02/2003 17:11

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2000**
HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **NON CONSOLIDATED**
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA Y CHEMICAL			SI	12.81
		ALGODON	HOHENBERG,REINHART, DUNAVANT CHEMITALI	SI	42.22

NOTES

21/02/2003 17:11

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	1,722	70,218 0 0 0	804 0 0 0	72,194	52.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,PREMIUMS, OTRAS.	SAMS,COMERCIAL MEXICANA,GIGANTE, LIVERPOOL,SORIANA, CASA LEY,CHEDRAUI.
TOTAL		70,218		72,194			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
		0 0 0 0	941 0 0 0	60,839	ESTADOS UNIDOS	HILASAL,ARISTOCRAT. Y LAS DE NUESTROS PROPIOS CLIENTES	FASHION TOWELS, BEACH PRODUCTS, SOBEL,WESTEX,KHAN BARTH$DREYFUSS
TOTAL				60,839			

NOTES

21/02/2003 17:11

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** — 49,309

Number of shares Outstanding at the Date of the NFEA: (Units) — 135,935,000

[X] ARE THE FIGURES FISCALLY AUDITED? [] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2000 — 47,456

Number of shares Outstanding at the Date of the NFEA: (Units) — 133,496,000

STOCK EXCHANGE CO HILASAL QUARTER: 1 YEAR: 2000

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** — 49,309

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 135,935,000

[X] ARE FIGURES FISCALLY AUDITED? [] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2000 — 50,690

Number of shares Outstanding at the Date of the NFEAR (Units) — 133,496,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL | QUARTER: 1 2000

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	40,200
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**40,200**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
133,496,000

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	5,951,000	1.90500	2.08000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 **2000**

NON CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF **MARZO** OF **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.

LIC.JORGE GARCIA FERNANDEZ	**C.P.JOSE LUIS GONZALEZ SILVA**
DIRECTOR EJECUTIVO DE FINANZAS	**GERENTE FINANCIERO Y ADMINISTRATIVO**

EL SALTO, JAL, AT FEBRUARY 21 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 21/02/200 16:20

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HILASAL MEXICANA S.A. DE C.V.
DO MICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16 AUTOMATICO: X
E-MAIL:	hilasal@hilasal.com
DIRECCION DE INTERNET:	www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HME800422NP7
DOMICILIO FISCAL:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL
TELEFONO:	(0133) 36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC PABLO GARCIA BARBACHANO
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 21/02/200 16:20

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 21/02/200 16:20

NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC. JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com